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As filed with the Securities and Exchange Commission on September 20, 2002.

Registration No. 333-99055

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM S-4

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PACIFIC NORTHWEST BANCORP
(Exact name of registrant as specified in its charter)

Washington	6022	91-1691216
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1111 Third Avenue, Suite 250
Seattle, Washington 98101
(206) 624-9761
(Address, including ZIP code, and telephone number, including area code, of registrant's principal executive office)

Glen P. Garrison, Esq.
Thomas A. Sterken, Esq.
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
(206) 623-1900
(Name and address, including ZIP code, and telephone number, including area code, of agent for service)

with a copy to:
Mary Ann Frantz, Esq.
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3500
Portland, Oregon 97204-3638
(503) 224-5858

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED
YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

        You are cordially invited to attend a special meeting of shareholders of Bank of the Northwest, to be held on October 29, 2002, at 4:00 p.m., at The Hilton Hotel, located at 921 S.W. Sixth Avenue, Portland, Oregon 97204.

        At the special meeting, you will be asked to vote upon a proposal to approve the Agreement and Plan of Merger dated as of July 22, 2002, by and among Pacific Northwest Bancorp, its wholly-owned subsidiary Pacific Northwest Bank, and Bank of the Northwest, under which Northwest will merge into Pacific Northwest Bank.

        Under the terms of the merger agreement, Pacific Northwest Bancorp will issue 1,749,882 shares of common stock and pay $25,820,595 in cash for all outstanding shares of Northwest common stock. Northwest's common stock trades on the Nasdaq SmallCap Market™ under the symbol "BKNW" and Pacific's common stock trades on the Nasdaq National Market under the symbol "PNWB."

        You may elect whether to receive consideration for your shares in the merger in cash or stock, or a combination, by choosing from among the following four options: (1) all cash, (2) all shares of Pacific common stock, (3) a predetermined split of cash and stock based on the overall mix of cash and stock to be issued in the merger or (4) a mix of cash and stock that you select in 5% increments. However, because the total amount of cash and stock to be issued by Pacific is fixed, you may receive a combination of cash and stock that differs from your election if too many shareholders elect one form of consideration over the other. As an example, if you elect to receive solely cash, and Northwest shareholders as a whole elect to receive more cash than the total of $25,820,595 in cash to be paid under the merger agreement, then the cash that is paid to you and all other shareholders who have elected to receive cash in exchange for more than 35% of their shares would be decreased and you would instead receive Pacific common stock for a portion of your shares.

        Regardless of which election you make, if the merger is approved the payment provisions of the merger agreement are intended to cause the value of the per share consideration you receive to be substantially equivalent as of the end of a 10-trading day valuation period. For example, if the average closing price of Pacific common stock during the valuation period is $28.50 and you elect to receive cash, you will receive approximately $23.06 for each of your Northwest shares. If instead you elect to receive stock, you will receive approximately .809 shares of Pacific common stock for each of your Northwest shares. This stock would have a value based on the average closing price during the valuation period of approximately $23.06. Under this scenario in which the average closing price during the valuation period is $28.50, approximately 65.9% of the total consideration issued by Pacific in the merger would be paid in stock and approximately 34.1% would be paid in cash. Therefore, if you elect to receive stock and cash based on the overall mix of stock and cash issued in the merger and you own 100 Northwest shares, you would receive as consideration for your Northwest shares, 53 shares of Pacific common stock, valued at approximately $1,510 based on the average closing price over the valuation period, and approximately $796 in cash, or a total of approximately $2,306 or $23.06 per share. Additional examples of merger consideration scenarios based on different prices can be found under the heading "The Merger—Merger Consideration" and "—Election Procedure" on pages 21 and 24 in this proxy statement/prospectus.

        Completion of the merger is subject to a number of conditions, including, among others, receipt of regulatory approvals and approval of the merger by the holders of two-thirds of the outstanding shares of Northwest common stock. AS A RESULT, YOUR VOTE IS VERY IMPORTANT. We urge you to complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the special meeting. If you attend the meeting, you may vote in person even if you previously returned your proxy card. If you do not vote or if you abstain from voting, your actions will have the same effect as a vote against the merger agreement.

        This proxy statement/prospectus gives you detailed information about the merger and includes a copy of the merger agreement. You should read both carefully. This document is a proxy statement that Northwest is using to solicit proxies for use at its special meeting of shareholders. It is also a prospectus relating to Pacific's issuance of its shares of common stock in connection with the merger.

        Before you make a decision on how to vote on the merger, you should consider the "Risk Factors" beginning on page 16 of this proxy statement/prospectus.

        Your board of directors has approved the merger and believes it is in the best interests of Northwest and its shareholders and unanimously recommends that you vote "FOR" the merger proposal described in this proxy statement/prospectus.

                      Sincerely,

                      Daniel J. Durkin
                      Chairman and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Pacific common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities offered through this document are not deposits, savings accounts or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        This proxy statement/prospectus is dated September 20, 2002, and was first mailed to shareholders on or about September 23, 2002.

REFERENCES TO ADDITIONAL INFORMATION

        This document incorporates important business and financial information about Pacific Northwest Bancorp and Bank of the Northwest from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request.

        You can obtain documents related to Pacific Northwest Bancorp that are incorporated by reference in this document (including any exhibits that are incorporated by reference in such documents) by requesting them in writing or by telephone from:

Pacific Northwest Bancorp
1111 Third Avenue, Suite 250
Seattle, WA 98101
Attn: Cynthia Mason, Corporate Secretary
(360) 279-4516

        You can obtain documents related to Northwest that are incorporated by reference in this document (including any exhibits that are incorporated by reference in such documents) by requesting them in writing or by telephone from:

Bank of the Northwest
600 Pioneer Tower
888 S.W. Fifth Avenue
Portland, OR 97204
Attn: Mark A. Coffey, Chief Financial Officer
(503) 417-8800

        If you would like to request documents please do so by October 22, 2002, in order to receive them before the special meeting of shareholders.

        See "Where You Can Find More Information" on page 72.

BANK OF THE NORTHWEST
600 Pioneer Tower
888 S.W. Fifth Avenue
Portland, OR 97204
(503) 417-8800

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 29, 2002

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Bank of the Northwest ("Northwest") will be held at The Hilton Hotel, 921 S.W. Sixth Avenue, Portland, Oregon, on October 29, 2002, at 4:00 p.m., for the following purposes:

        1.    To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of July 22, 2002, by and among Bank of the Northwest ("Northwest"), Pacific Northwest Bancorp ("Pacific") and Pacific Northwest Bank, a copy of which is attached as Appendix A to the accompanying proxy statement/prospectus, pursuant to which Northwest will merge into Pacific Northwest Bank on the terms and subject to the conditions contained in the merger agreement.

        2.    To consider and act upon such other matters as may properly come before the meeting or any adjournment thereof.

        The proposed merger transaction is discussed more fully in the proxy statement/prospectus attached to this notice. We urge you to read this document and its appendices carefully.

        We have fixed the close of business on September 19, 2002, as the record date for establishing shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof. We cannot complete the merger unless the holders of two-thirds of the shares of Northwest common stock outstanding on the record date vote to approve the merger agreement.

        Northwest shareholders have the right to dissent from the merger and obtain payment of the fair value of their Northwest shares under Oregon law. A copy of the applicable Oregon statutory provisions regarding dissenters' rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters' rights and applicable procedures, please see the discussion under the heading "The Merger—Dissenters' Rights" beginning on page 53 of the attached proxy statement/prospectus.

        An election form will be mailed to you separately about one month prior to the anticipated completion of the merger. To select the form of consideration you wish to receive in the merger, you must complete, sign, and date the election form and mail it in accordance with the instructions accompanying the form to Pacific's exchange agent so that it is received not later than the close of business on October 25, 2002.

        The Board of Directors of NORTHWEST unanimously recommends that shareholders vote "FOR" approval of the Merger Agreement.

                      By Order of the Board of Directors,

                      Kathryn L.M. Spere, Secretary

        Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting.

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Common Stock	65
COMPARISON OF SHAREHOLDERS' RIGHTS	65
Board of Directors	66
Classification of Directors	66
Removal of Directors	66
Special Meetings of Shareholders and Action Without a Meeting	67
Nomination of Director Candidates and Other Shareholder Proposals	67
Indemnification of Officers and Directors and Limitation of Liability	67
Amendment of Articles of Incorporation and Bylaws	68
Approval of Mergers, Consolidations, Sale of Substantially All Assets and Dissolution	68
Transactions With Officers and Directors	69
Provisions Affecting Control Share Acquisition and Business Combinations	69
Consideration of Other Constituencies	70
Dissenters' Rights	70
LEGAL OPINIONS	70
EXPERTS	70
SHAREHOLDER PROPOSALS	71
OTHER MATTERS	71
WHERE YOU CAN FIND MORE INFORMATION	72
Pacific	72
Northwest	73
APPENDIX A—Agreement and Plan of Merger
APPENDIX B—Dissenters' Rights Under the Oregon Bank Act
APPENDIX C—Fairness Opinion of D.A. Davidson & Co.

-ii-

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

What is the purpose of this proxy statement/prospectus?

        This document serves as both a proxy statement of Northwest and a prospectus of Pacific. As a proxy statement, it is being provided to you by Northwest because the board of directors of Northwest is soliciting your proxy to vote to approve the proposed merger of Northwest with and into Pacific Northwest Bank. As a prospectus, it is being provided to you by Pacific because Pacific is offering you shares of its common stock as partial consideration for your Northwest shares.

What will Northwest shareholders receive in the merger?

        Under the terms of the merger agreement, Pacific will issue 1,749,882 shares of common stock and pay $25,820,595 in cash for all outstanding shares of Northwest common stock.

What will I receive in the merger?

        Under the merger agreement, unless you perfect your statutory dissenters' rights, you may elect to receive for your shares either:

  •
  all cash,

  •
  all Pacific common stock,

  •
  a predetermined split of cash and Pacific common stock based on the overall mix of cash and stock issued in the merger, or

  •
  a mix of cash and stock that you select in 5% increments.

        All elections are subject to the election and allocation procedures described in this proxy statement/prospectus if too many shareholders elect one form of consideration over the other. Due to these limitations, you may not receive the form of merger consideration that you elect unless you elect to receive the predetermined split of cash and stock based on the overall mix of cash and stock issued in the merger. See "The Merger-Allocation" beginning on page 28 for a more detailed discussion of allocation procedures under the merger agreement.

What happens if I elect to receive cash in the merger and Northwest shareholders elect to receive more cash than is permitted under the merger agreement?

        The total amount of cash to be paid by Pacific in the merger is fixed. If Northwest shareholders elect to receive more cash than is permitted by the merger agreement, your election to receive cash may be adjusted so as not to exceed the limitations in the agreement. In that event, you may receive some stock despite your cash election. Pacific will first allocate stock in the merger to Northwest shares for which no valid election has been received in an effort to both honor elections and not exceed the total cash to be paid by Pacific. However, if there are insufficient amounts of non-electing Northwest shares to which excess Pacific common stock may be allocated, it will be necessary to adjust elections. For a detailed description of the allocation procedures, please see the discussion under the heading "The Merger—Allocation" beginning on page 28.

What happens if I elect to receive stock in the merger and Northwest shareholders elect to receive more stock than is permitted under the merger agreement?

        As in the case of excess cash elections by Northwest shareholders, adjustments to shareholder elections may be necessary to ensure that no more than 1,749,882 Pacific shares are issued in the merger. If you elect to receive all stock and too many other shareholders elect stock, your election may be adjusted so as not to exceed the limitations in the agreement and, consequently, you may receive some cash despite your stock election. Again, Pacific will first allocate cash to non-electing shares in an attempt to honor elections made by shareholders. However, there may not be sufficient amounts of non-electing shares to meet applicable limits on the issuance of stock by Pacific. In that case, you may receive cash for some of your shares, which will likely result in the recognition of gain or loss on a portion of your Northwest shares and be a taxable event to you. Please see "The Merger—Certain Federal Income Tax Consequences" beginning on page 45 for a discussion of the tax consequences of the receipt of cash in the merger.

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What is the amount of cash and/or the number of shares of Pacific common stock that I will receive for my shares of Northwest common stock?

        The actual amount of cash and/or number of shares of Pacific common stock that you will receive for each of your Northwest shares will not be determined until the third day immediately prior to the effective date of the merger (the "determination date"). Those amounts will be determined based on a formula set forth in the merger agreement and described in this proxy statement/prospectus, and made available following the determination date on Pacific's website at www.pnwbank.com and on Northwest's website at www.bknw.com. There is a table on page 23 that sets forth the per share cash consideration and the per share stock consideration that would be received by Northwest shareholders based on a range of assumed average closing prices of Pacific common stock as of the determination date. An additional table appears on page 26, which gives examples of the Pacific common stock and cash that may be received based on three of the possible elections by Northwest shareholders and on different average closing prices of Pacific common stock.

Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

        Yes. The formula that will be used to calculate the per share consideration is intended to substantially equalize the value of the consideration to be received for each share of Northwest common stock in the merger, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock. As the value of Pacific stock fluctuates with its trading price, however, the value of the stock you receive for a Northwest share likely will not be the same as the cash to be paid per share on any given day before or after the merger.

How do I elect the form of consideration I prefer to receive?

        Approximately one month prior to the anticipated completion of the merger, you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. To make your election, you must submit an election form, any other transmittal materials and, if you hold certificates for your shares, your stock certificates to Pacific's exchange agent before the close of business on October 25, 2002, which is four days prior to the anticipated date of completion of the merger. Your election choices and election procedures are described beginning on page 24 of this proxy statement/prospectus.

What is the deadline for receipt of my election form?

        Election forms must be received by the exchange agent by 5:00 p.m., Pacific Standard Time, on October 25, 2002.

May I change my election once it has been submitted?

        Yes. You may change your election so long as your new election is received by the exchange agent prior to 5:00 p.m. on October 25, 2002. To change your election, you must send the exchange agent a written notice revoking any election previously submitted. You may at that time provide a new election.

What happens if I do not make an election prior to the deadline?

        If you fail to submit a valid form of election to the exchange agent prior to 5:00 p.m. on October 25, 2002, then you will be deemed to have made no election and will be issued shares of Pacific common stock in the merger, unless this would result in more than 1,749,882 Pacific shares being issued, in which case you will be paid cash for your shares to the extent necessary to avoid an oversubscription for shares.

When should I send in my stock certificates?

        Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND ELECTION FORM REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES.

-iv-

When and where will the special meeting take place?

        Northwest will hold a special meeting of its shareholders on October 29, 2002, at 4:00 p.m., at The Hilton Hotel, 921 S.W. Sixth Avenue, Portland, Oregon 97204.

How do I vote?

        To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

        A majority of the outstanding shares of Northwest common stock must be represented in person or by proxy at the special meeting for there to be a quorum. If you do not vote in person or by returning your proxy, it will be more difficult for Northwest to obtain the necessary quorum to hold its special meeting. In addition, if you fail to vote, that will have the same effect as voting against approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of at least 2,198,734 shares, representing two-thirds of the outstanding shares of Northwest common stock. The directors and executive officers of Northwest and their affiliates own and have the right to vote 335,338 shares representing 10.2% of the shares entitled to be voted at the meeting.

If my shares are held in "street name" by my broker, will my broker vote my shares for me?

        No. Your broker will not vote your shares unless you provide instructions on how to vote. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

        If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted "FOR" approval of the merger agreement.

Can I change my vote after I have mailed my signed proxy card?

        Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

  •
  You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

  •
  You may complete and submit a new proxy card; or

  •
  You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

        If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Northwest's secretary prior to the special meeting.

        If your shares are held in "street name" by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.

Who may vote at the meeting?

        The board of directors of Northwest has set September 19, 2002, as the record date for the meeting. If you were the owner of Northwest common stock at the close of business on September 19, 2002, you may vote at the meeting.

When will the merger occur?

        We presently expect to complete the merger in the fourth quarter of 2002. The merger will occur after approval of the shareholders of Northwest is obtained and the other conditions to the merger are satisfied or waived. Pacific and Northwest are working toward completing the merger as quickly as possible.

How soon after the merger is completed can I expect to receive my cash or Pacific common stock?

        Pacific will work with its exchange agent to distribute consideration payable in the merger as

-v-

promptly as practicable following the completion of the merger.

What do I need to do now?

        We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Pacific and Northwest that may be important to you is incorporated by reference into this document from documents separately filed by Pacific with the Securities and Exchange Commission ("SEC") and by Northwest with the Federal Deposit Insurance Corporation ("FDIC"). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC and the FDIC.

        Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at Northwest's special meeting of shareholders.

What if I choose not to read the incorporated documents?

        Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC or the FDIC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

What are the tax consequences of the merger to me?

        We expect that for United States federal income tax purposes, the exchange of shares of Northwest common stock solely for shares of Pacific common stock generally will not cause you to recognize any taxable gain or loss. We also expect that if you receive a combination of cash and stock in exchange for your Northwest shares, you will be required to recognize any gain to the extent cash is received in the merger, and you will not be entitled to recognize any loss realized. If you receive solely cash in the merger, you will recognize any gain or loss realized on the disposition of your Northwest shares. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

What risks should I consider?

        You should review carefully our discussion of "Risk Factors" beginning on page 16. You should also review the factors considered by Northwest's board of directors in approving the merger agreement. See "The Merger—Background of the Merger" beginning on page 30 and "The Merger—Reasons of Northwest for the Merger" beginning on page 33.

Who can help answer my questions?

        You may write or call Mark Coffey at 600 Pioneer Tower, 888 S.W. Fifth Avenue, Portland, Oregon 97204, (503) 417-8800, with any questions about the merger or Northwest's special meeting of shareholders.

        This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of Northwest upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

The date of this proxy statement/prospectus is September 20, 2002.

-vi-

SUMMARY

        This summary, together with the preceding section entitled "Questions and Answers about This Document and the Merger," highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The Agreement and Plan of Merger is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.

Information About Pacific and Northwest (See pages 58-63).

Pacific Northwest Bancorp
1111 Third Avenue, Suite 250
Seattle, WA 98101
(206) 624-9761

Pacific is a bank holding company headquartered in Seattle, Washington, that engages in a general banking business primarily through its banking subsidiary, Pacific Northwest Bank.

Pacific Northwest Bank is a Washington-chartered, commercial bank that engages in a general banking business through 54 locations in western and central Washington. Pacific Northwest Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan, mortgage and investment services designed to meet substantially all of the financial needs of its customers. Deposits of Pacific Northwest Bank are insured by the FDIC.

As of June 30, 2002, Pacific had total assets of approximately $2.86 billion, total net loans receivable and loans held for sale of approximately $1.84 billion, total deposits of approximately $1.84 billion and approximately $202.1 million in shareholders' equity. Pacific's common stock trades on the Nasdaq National Market under the symbol "PNWB."

Bank of the Northwest
600 Pioneer Tower
888 S.W. Fifth Avenue
Portland, OR 97204
(503) 417-8800

Northwest is an Oregon-chartered, commercial bank headquartered in Portland, Oregon, that provides banking services to businesses and to individuals through 5 locations in the Portland metropolitan area. As of June 30, 2002, Northwest had total assets of approximately $353.8 million, total loans receivable of approximately $233.5 million, total deposits of approximately $262.8 million and approximately $27.4 million in shareholders' equity. Northwest's common stock trades on the Nasdaq SmallCap Market™ under the symbol "BKNW." Deposits of Northwest are insured by the FDIC.

Northwest Will Merge into Pacific Northwest Bank (See page 21).

        The merger agreement provides for the merger of Northwest into Pacific Northwest Bank. In the merger, your shares of Northwest common stock will be exchanged for cash, shares of Pacific common stock or a combination of cash and stock. After the merger, you will no longer own shares of Northwest, and the separate existence of Northwest will cease. The directors of Pacific and Pacific Northwest Bank before the merger will continue to serve as the directors of Pacific and Pacific Northwest Bank; however, Daniel J. Durkin, Chairman and CEO of Northwest, and another current director of Northwest (to be selected by the nominating committee of Pacific's board after the merger), will be added to each board after the merger. There are no plans to close any of the offices of Northwest as a result of the merger.

The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

Northwest Special Meeting (See page 20).

The special meeting of shareholders of Northwest will be held at The Hilton Hotel, 921 S.W. Sixth Avenue, Portland, Oregon, on October 29, 2002 at 4:00 p.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

You will be entitled to vote at the Northwest special meeting if you owned Northwest common stock at the close of business on September 19, 2002. As of that date there were 3,298,101 shares of Northwest common stock entitled to be voted at the special meeting.

Approval of the Merger Agreement Requires the Affirmative Vote of 66 2/3% of the Outstanding Shares of Northwest Common Stock (See page 20).

In order to approve the merger agreement, at least 66 2/3% of the outstanding shares of Northwest common stock as of the record date must be voted at the special meeting in favor of approval. Pacific's shareholders do not have to vote on the transaction.

As of the record date for the meeting, directors and executive officers of Northwest, and their affiliates, owned approximately 10.2% (excluding shares issuable upon exercise of outstanding options and warrants) of the outstanding shares of Northwest common stock. The directors and certain officers of Northwest have agreed to vote their shares in favor of adoption of the merger agreement.

As of the record date, Pacific owned 15,020 shares of Northwest common stock as a result of its purchase of Northwest common stock issued upon exercise of certain employee stock options after the date of the merger agreement. No directors or executive officers of Pacific or their affiliates hold any additional shares of Northwest common stock. See also the discussion under the heading "The Merger—Exercised Northwest Options and Warrants" on page 29.

What Northwest Shareholders Will Receive in the Merger (See page 21).

Under the terms of the merger agreement, Pacific will issue 1,749,882 shares of common stock and pay $25,820,595 in cash for all outstanding shares of Northwest common stock.

You may elect to receive in exchange for each of your shares of Northwest common stock either (1) all cash, without interest, (2) all shares of Pacific common stock, or (3) a combination of cash and shares of Pacific common stock, in each case subject to the election and allocation procedures described in this proxy statement/prospectus. Because the total amount of cash and stock to be issued by Pacific in the merger is fixed, you may not receive cash or stock in chosen amounts.

The actual amount of cash or number of shares of Pacific common stock that you will receive for each of your shares of Northwest common stock cannot be determined until the third day immediately prior to the effective date of the merger (the "determination date"). Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading "The Merger—Merger Consideration" beginning on page 21. The formula is intended to substantially equalize the value of the consideration to be received for each share of Northwest common stock, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock.

For example, if the average closing price of Pacific common stock during the valuation period was $28.50, Northwest shareholders would receive consideration for each of their shares as follows:

•
A Northwest shareholder receiving only cash would receive $23.06 in cash per Northwest share; and.

•
A Northwest shareholder receiving only stock would receive .809 shares of Pacific common stock per Northwest share (with a value, based on such average closing price, of $23.06 per share).

In each case consideration received would be subject to the allocation procedures described under the heading "The Merger—Allocation" beginning on page 28 of this proxy statement/prospectus.

Stated differently, assuming a Northwest shareholder owns 100 shares of Northwest common stock (and based on the $28.50 average closing price set forth in the preceding paragraph), if such shareholder made:

•
An all stock election, he or she would receive 80 shares of Pacific common stock (and cash in lieu of a fractional share) having a total value of approximately $2,306;

•
An all cash election, he or she would receive approximately $2,306 in cash;

•
An election to receive the predetermined split (based on the percentages of cash and stock to be issued by Pacific in the merger), he or she would receive 53 shares of Pacific common stock and cash (including cash in lieu of a fractional share) of $796, which together with the stock, would have a total value of $2,306;

•
An election to receive a selected mix of 50% stock and 50% cash, he or she would receive 40 shares of Pacific common stock and cash of $$1,166, which together with the stock, would have a total value of approximately $2,306.

The actual amounts received will depend on the average closing price of Pacific's common stock as of the determination date and the actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading "The Merger—Allocation" beginning on page 28. Actual values of Pacific common stock received will depend on the market price of Pacific common stock at the time of the merger.

You will find a table on page 23 of this proxy statement/prospectus that sets forth, based on a range of assumed average closing prices, the per share cash consideration and the per share stock consideration that would be received by Northwest shareholders, as well as the value of such stock consideration based on the assumed average closing price of Pacific common stock during the applicable valuation period. An additional table appears on page 26, which gives examples of the amount of Pacific common stock and cash that may be received based on three of the possible elections by a hypothetical Northwest shareholder.

You May Elect to Receive Cash or Stock Consideration (See page 24).

In the merger, you may elect to receive in exchange for your shares of Northwest common stock either:

•
all cash,

•
all Pacific common stock,

•
a predetermined split of cash and Pacific common stock based on the percentage of each to be issued by Pacific in the merger, or

•
a mix of cash and Pacific common stock that you select in 5% increments.

However, since Pacific is issuing a fixed number of shares of Pacific common stock and paying a fixed amount of cash, you may not receive the form of consideration that you elect with respect to all of your shares of Northwest common stock (unless you elect to receive the predetermined split of cash and Pacific common stock based on percentages of each to be issued by Pacific in the merger). If the elections result in an oversubscription of the pool of cash or Pacific common stock, certain procedures for allocating cash and Pacific common stock will be followed by the exchange agent. See "The Merger—Allocation" beginning on page 28 of this proxy statement/prospectus.

Approximately one month prior to the anticipated time of completion of the merger you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading "The Merger—Election Procedure" beginning on page 24 of this proxy statement/prospectus. If you fail to submit a valid form of election by the election deadline, you will be issued Pacific common stock in the merger unless this would result in an oversubscription for common stock, in which case you will be paid cash for your shares to the extent necessary to avoid an oversubscription.

Northwest's Reasons for the Merger (See page 33).

In reaching its determination to approve the merger agreement, the Northwest board of directors consulted with Northwest's management and its financial and legal advisors, and considered a number of factors. Certain factors considered by the Northwest board that contributed to the board's approval of the merger are as follows:

•
the Northwest board's assessment, based in part on presentations by D.A. Davidson & Co., Northwest's financial advisor, and its management and the results of its due diligence investigation, of the business, operations, capital level, asset quality, financial condition, and earnings of Pacific on an historical and a prospective basis, and of the combined company on a pro forma basis;

•
the Northwest board's knowledge of Northwest's business, operations, financial condition, earnings, asset quality and prospects;

•
the historical stock price performance and liquidity of Pacific common stock;

•
the value to be received by holders of Northwest common stock pursuant to the merger agreement;

•
the financial and growth prospects for Northwest and its shareholders of a business combination with Pacific as compared to continuing to operate as a stand-alone entity or in combination with other banking companies;

•
the unique strategic opportunity presented by a merger of Pacific and Northwest to create one of the leading community banking franchises headquartered in the Pacific Northwest with combined assets of $3.2 billion and 59 offices in Oregon and Washington;

•
the information presented by D.A. Davidson & Co. to the Northwest board with respect to the merger and the opinion of Davidson, that, as of the date of that opinion, the merger consideration was fair to the holders of Northwest common stock from a financial point of view (see "The Merger—Opinion of Northwest's Financial Advisor" on page 36);

•
the benefits to Northwest and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•
the Northwest board's belief that the two companies share a common vision ofthe importance of customer service and local decision making and that management and employees of Northwest and Pacific possess complementary skills and expertise;

•
the fact that Pacific has a history of paying cash dividends on its common stock, while Northwest has no plans to pay cash dividends on its common stock for the foreseeable future (see "Pro Forma Condensed Combined Unaudited Financial Information—Per Common Share Data" on page 13);

•
the current prospective economic and competitive environment facing the financial services industry generally, and Northwest in particular, including the continued rapid consolidation in the financial services industry and competitive effects of the increased consolidation on smaller financial institutions such as Northwest;

•
the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term and in being able to capitalize on technological developments which significantly impact industry competitive conditions; and

•
the expected impact of the merger on the constituencies served by Northwest, including its customers, depositors, employees and communities.

Additional factors are discussed under the heading "The Merger—Reasons of Northwest for the Merger" beginning on page 33.

Certain Federal Income Tax Consequences (See page 45).

Neither Northwest nor Pacific is required to complete the merger unless it receives a legal opinion of Pacific's counsel that the merger will be treated as a "reorganization" for federal income tax purposes. Assuming such opinions are received, we expect that for United States federal income tax purposes, Northwest shareholders generally will not recognize any gain or loss on the conversion of shares of Northwest common stock into shares of Pacific common stock (although the receipt of any cash will be a taxable event). This tax treatment may not apply to some Northwest shareholders. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

The Northwest Board of Directors Recommends Shareholder Approval of the Merger (See page 33).

Northwest's board of directors believes that the merger is in the best interests of the Northwest shareholders and has unanimously approved the merger agreement. Northwest's board of directors recommends that Northwest shareholders vote "FOR" approval of the merger agreement.

Northwest's Financial Advisor Says the Merger Consideration is Fair to Northwest Shareholders (See page 36).

D.A. Davidson & Co. has served as financial advisor to Northwest in connection with the merger and has given an opinion to Northwest's board of directors that, as of July 22, 2002 (the date Northwest's board of directors voted to approve the merger), the consideration Pacific will pay for the Northwest common stock is fair to Northwest shareholders from a financial point of view. A copy of the opinion delivered by Davidson is attached to this document as Appendix C. Northwest shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Davidson in providing its opinion.

Northwest agreed to pay Davidson a fee for its services of between 0.55% and 0.60% of the value at closing of the aggregate consideration paid by Pacific (for a total fee of approximately $450,000 based on the transaction's value on July 22, 2002, the date the proposed merger was publicly announced).

Northwest's Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders (See page 43).

In addition to their interests as shareholders, the directors and executive officers of Northwest each have interests in the merger that are different from your interests. These interests arise from, among other things:

•
the potential receipt by several executive officers of change in control, severance and bonus payments pursuant to their agreements with Northwest;

•
the execution of an employment agreement between Pacific and Daniel J. Durkin, Chairman and CEO of Northwest;

•
the execution of a severance/change in control agreement between Pacific and Christian R. Rasmussen, President of Northwest;

•
the retention of some of the officers and directors of Northwest as officers of Pacific and/or Pacific Northwest Bank or, in the case of Mr. Durkin and another current director of Northwest (to be selected by the nominating committee of Pacific's board after the merger), as directors of Pacific and Pacific Northwest Bank;

•
the appointment of directors of Northwest and one of its officers, Kathryn L.M. Spere, as members of a "local advisory board";

•
stock options and warrants held by Northwest's directors and officers, as well as other employees of Northwest, will be converted into stock options and warrants to acquire Pacific common stock. All nonqualified stock options held by the directors of Northwest will expire 3 months after the date of the merger or if applicable, the termination of their service on the advisory board; and

•
Pacific will indemnify and maintain directors and officers liability insurance covering Northwest's directors and officers for a period of six years following the merger.

Northwest's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

As of the record date, the directors and executive officers of Northwest owned and are entitled to vote 335,338 shares of Northwest common stock, which represent approximately 10.2% of the outstanding shares of Northwest common stock.

The Merger Is Expected to Occur in the Fourth Quarter of 2002 (See page 30).

The merger is expected to occur on the first business day that is at least one day after all of the conditions to its completion under the merger agreement have been satisfied or waived. Currently, we anticipate that the merger will occur in the fourth quarter of 2002. However, we cannot assure you when or if the merger will occur.

Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions (See page 49).

Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

•
Approval of the merger agreement by shareholders holding 66 2/3% or more of the outstanding shares of Northwest common stock;

•
Approval of the merger by federal and state regulatory authorities;

•
The absence of any change or the threat of any change relating to the business, property, assets (including loan portfolios), liabilities, or financial or other condition of Northwest which is reasonably likely to have a material adverse effect on Northwest, other than effects attributable to changes in banking or similar laws or regulations, changes in accounting principles, changes in general economic conditions, or any expenses incurred by a party in connection with the merger agreement;

•
The total number of shares of Northwest common stock for which cash is payable because of the exercise of dissenters' rights or for fractional shares must not exceed 9% of the outstanding shares of Northwest common stock; and

•
Pacific and Northwest must have each received a legal opinion of Keller Rohrback LLP, Pacific's counsel, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We May Not Complete the Merger Without All Required Regulatory Approvals (See page 52).

The merger must be approved by the FDIC, the Federal Reserve, the Washington Department of Financial Institutions, and the Oregon Department of Consumer and Business Services. We filed these applications with these regulatory bodies seeking such approval in early September 2002. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (See page 54).

Pacific and Northwest can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either Northwest or Pacific can decide, without the consent of the other, to abandon the merger in a number of situations, including:

•
The other party breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing), provided that in the case of a representation or warranty, the breach would have a material adverse effect on the breaching party;

•
There has been a material adverse change in the business, property, liabilities, prospects, or condition (financial or otherwise) of the other party, or in its ability to complete the merger;

•
The merger has not been completed by March 31, 2003;

•
Northwest shareholder approval is not received at the special meeting; or

•
A regulatory authority denies a necessary approval or issues an order preventing the merger.

Pacific may also terminate the merger agreement if the number of shares for which cash is payable to dissenters and with respect to fractional shares would exceed 9% of the outstanding shares of Northwest common stock.

Subject to certain conditions, Northwest's board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it would not be consistent with its fiduciary duties to Northwest and its shareholders under applicable law to continue with the merger. One such condition is that the merger may be so terminated by Northwest only after the fifth day following

Pacific's receipt of written notice advising Pacific that the board of directors of Northwest is prepared to accept a superior proposal, and only if, during such five-day period, if Pacific so elects, Northwest negotiates in good faith with Pacific to make such adjustments in the terms and conditions of the merger agreement as would enable Northwest to proceed with the merger on such adjusted terms. In any event, Northwest may not so terminate the merger agreement unless, concurrently with the termination of the merger agreement, Northwest enters into a letter of intent, agreement in principle, acquisition agreement or other similar agreement related to a superior proposal.

Northwest may also terminate the merger agreement if, prior to the effective date of the merger, (1) the closing price of Pacific common stock for any of the three trading days preceding the determination date (which is the third day prior to the effective date of the merger) is less than $18.20, or (2) the closing price of Pacific common stock for any of the three trading days preceding the determination date is less than $23.80 and Pacific's stock price has underperformed an index group of banks specified in the merger agreement by more than 10% since July 19, 2002. See "The Merger—Termination of the Merger Agreement—General" beginning on page 54.

Northwest Must Pay Pacific a Termination Fee Under Certain Circumstances (See page 55).

Under the merger agreement, Northwest must pay Pacific a termination fee of $3 million if Northwest terminates the merger agreement in order to accept a superior acquisition proposal. Northwest would also have to pay the termination fee if either:

•
A third party makes an acquisition proposal with respect to Northwest that is known to Northwest and has been publicly announced or otherwise become public, and thereafter, both of the following occur:

(1)
the merger agreement is terminated by Pacific or Northwest because Northwest shareholders fail to approve the merger, and

(2)
within six months of terminating the merger agreement Northwest enters into an acquisition agreement with a third party; or

•
Northwest fails to close the merger solely because the fairness opinion of D.A. Davidson & Co. is withdrawn, and thereafter, Northwest enters into an agreement to be acquired by another party within six months of the termination of this transaction.

Northwest agreed to pay a termination fee under the circumstances described above in order to induce Pacific to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Northwest.

Effect of Merger on Rights of Northwest Shareholders (See page 65).

The rights of Northwest shareholders are governed by Oregon law, as well as Northwest's articles of incorporation and bylaws. After completion of the merger, however, the rights of the former Northwest shareholders receiving Pacific common stock in the merger will be governed by Washington law, as well as Pacific's articles of incorporation and bylaws. Although Washington law and Pacific's articles of incorporation and bylaws are similar in many ways to Oregon law and Northwest's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Northwest shareholders.

The Merger will be Accounted for Under the Purchase Method of Accounting (See page 57).

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States.

Dissenters' Rights of Shareholders (See page 53).

Under Oregon law, Northwest shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Northwest common stock. To perfect dissenters' rights, a Northwest shareholder must send or deliver a notice to Northwest prior to the special meeting or vote against the merger, and then send a written demand to Northwest with his or her stock certificates enclosed within 30 days after the meeting. In any case, a shareholder electing to dissent must strictly comply with all the procedures required by Oregon law. These procedures are described more fully later in this document, and a copy of the relevant portions of Oregon law is attached as Appendix B to this proxy statement/prospectus.

Share Information and Market Prices (See page 14).

The following table sets forth the closing sale price per share of Pacific common stock and Northwest common stock, and the equivalent per share price for Northwest common stock, as of July 19, 2002 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the Pacific common stock at $27.15 per share, multiplying this value by the 1,749,882 shares of Pacific common stock being issued in the merger, and adding to this amount the cash consideration of $25,820,595. This total consideration is then divided by the total number of shares of Northwest common stock outstanding as of July 19, 2002 (3,283,081 shares).

	Pacific Common Stock	Northwest Common Stock	Equivalent Price Per Share
July 19	$27.15	$18.65	$22.34

The market prices of both Pacific and Northwest common stock will fluctuate prior to the merger. You should obtain current market quotations for Pacific common stock and Northwest common stock.

FORWARD-LOOKING STATEMENTS

        This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Pacific's and Northwest's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

  •
  our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

  •
  the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

  •
  operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

  •
  adverse governmental or regulatory policies may be enacted;

  •
  the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

  •
  the risks associated with continued diversification of assets and potential adverse changes in credit quality;

  •
  increased loan delinquency rates;

  •
  competition from other financial services companies in our markets; and

  •
  the risk of an economic slowdown adversely affecting credit quality and loan originations.

        Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed below under "Risk Factors," in Pacific's reports filed with the SEC, or in Northwest's reports filed with the FDIC.

        All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Pacific or Northwest or any person acting on behalf of Pacific or Northwest are expressly qualified in their entirety by the cautionary statements above. Neither Pacific nor Northwest undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF PACIFIC

        The following selected financial information for the fiscal years ended December 31, 2001 and 2000, and the fiscal years ended September 30, 1999, 1998, and 1997 is derived from audited consolidated financial statements of Pacific. The financial information as of and for the six months ended June 30, 2002 and 2001 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Pacific considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2002. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information."

PACIFIC NORTHWEST BANCORP AND SUBSIDIARIES
SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION
($ in thousands, except per share data)

	(Unaudited) At or for the Six Months Ended June 30		At or for the Fiscal Years Ended
			December 31 2001(1)	December 31 2000(2)(5)	September 30 1999	September 30 1998(3)	September 30 1997
	2002	2001(1)
Summary of Operations:
Interest income	$89,922	$106,827	$205,653	$218,188	$179,659	$180,279	$165,206
Interest expense	35,544	60,708	103,841	128,655	95,480	101,483	91,081

Net interest income	54,378	46,119	101,812	89,533	84,179	78,796	74,125
Provision for loan losses	3,400	2,800	6,050	4,750	2,000	2,807	1,508

Net interest income after provision for loan losses	50,978	43,319	95,762	84,783	82,179	75,989	72,617
Noninterest income	9,949	10,752	20,685	12,113	28,047	26,184	18,299
Noninterest expense	37,308	39,702	81,152	86,265	67,786	66,683	53,686

Income before provision for income taxes	23,619	14,369	35,295	10,631	42,440	35,490	37,230
Provision for income taxes	8,143	5,373	13,203	4,362	14,585	12,848	12,681

Net Income	$15,476	$8,996	$22,092	$6,269	$27,855	$22,642	$24,549

Basic earnings per share	$1.00	$0.58	$1.42	$0.40	$1.78	$1.45	$1.58
Diluted earnings per share	$0.98	$0.57	$1.40	$0.40	$1.74	$1.40	$1.54
Cash dividends declared per share	$0.28	$0.28	$0.56	$0.56	$0.56	$0.50	$0.33
Statement of Financial Condition:
Total assets	$2,857,041	$2,842,698	$2,741,508	$2,882,870	$2,579,539	$2,448,386	$2,402,928
Net loans receivable and loans held for sale	$1,838,308	$1,819,718	$1,832,189	$1,771,701	$1,584,722	$1,452,175	$1,348,681
Total deposits	$1,842,803	$1,702,744	$1,604,855	$1,717,108	$1,578,949	$1,564,825	$1,468,460
Total borrowings	$789,140	$932,672	$914,151	$959,873	$817,910	$682,390	$755,968
Shareholders' equity	$202,051	$186,939	$200,486	$178,736	$165,306	$171,652	$160,770
Book value per share	$13.30	$12.01	$12.86	$11.54	$10.71	$10.97	$10.26
Key Operating Ratios:
Return on average assets (6)	1.11%	0.63%	0.79%	0.22%	1.12%	0.95%	1.15%
Return on average shareholders' equity (6)	15.40%	9.79%	11.63%	3.74%	16.00%	13.58%	16.64%
Average shareholders' equity to average assets	7.23%	6.47%	6.77%	5.92%	7.02%	6.99%	6.89%
Net interest margin (6)	4.19%	3.48%	3.86%	3.41%	3.64%	3.52%	3.70%
Ratio of non-performing assets to total assets (4)	0.73%	0.95%	0.80%	0.83%	0.56%	0.64%	0.52%
Dividend payout ratio	28.11%	48.35%	39.55%	138.76%	31.62%	33.98%	21.35%

(1)
The results for both the six months ended June 30, 2001 and the year ended December 31, 2001 include conversion and integration expenses of $0.8 million (net of tax), and expenses for severance and employment agreements of $0.1 million (net of tax). Conversion and integration expenses include the buyout of previous data processing contracts, outside professional fees, and other costs incurred in conjuction with converting Pacific's subsidiary bank to a single enhanced operating system.

(2)
2000 results include conversion and integration expenses (as described in note (1)) of $4.8 million (net of tax), expenses for severance and employment agreements of $2.2 million (net of tax), and impairment of goodwill of $0.7 million.

(3)
1998 results include merger-related charges of $4.4 million (net of tax) and a merger-related provision for losses on loans of $0.7 million (net of tax).

(4)
Non-performing assets consist of non-performing loans (including non-accrual loans and certain other delinquent loans at the discretion of management) and other real estate.

(5)
Effective January 1, 2001, Pacific changed its fiscal year-end from September 30 to December 31.

(6)
The ratios for the six months ended June 30, 2002 and 2001 were annualized.

PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION

        The following table sets forth unaudited combined financial information for Pacific and Northwest on an historical and pro forma basis reflecting the merger of Northwest and Pacific Northwest Bank, accounted for as a purchase as if the acquisition had occurred on June 30, 2002 with respect to the statement of financial condition data and as of January 1, 2001 with respect to the statement of income data. This information is only a summary and should be read in conjunction with the historical financial statements of Pacific and Northwest, including the respective notes thereto, incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information." The per share pro forma data in the following table is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed during the periods, or as of the date for which this pro forma data is presented.

        We anticipate that the merger will provide the combined company with financial benefits that include increased revenues and reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger.

        The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Northwest's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Northwest will change the amount of the purchase price allocable to goodwill. Additionally, changes to Northwest's shareholders' equity including net income and changes in the market value of Pacific's common stock after June 30, 2002 through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

        The Pacific and Northwest historical consolidated unaudited financial information as of and for the six months ended June 30, 2002, have been prepared on the same basis as the historical information derived from audited financial statements, and in the opinion of their respective management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.

PACIFIC NORTHWEST BANCORP AND BANK OF THE NORTHWEST PRO FORMA
CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION
($ in thousands, except share and per share data)

	At or for the Six Months Ended June 30, 2002					At or for the Year Ended December 31, 2001
	Pacific	Northwest	Adjustments(6)		Pro Forma Combined	Pacific	Northwest	Adjustments		Combined Pro Forma
Statement of Income Data:
Interest income	$89,922	$10,119	$(459	)(1)	$99,582	$205,653	$21,105	$(1,312	)(1)	$225,446
Interest expense	35,544	2,914			38,458	103,841	8,392			112,233

Net interest income	54,378	7,205	(459)		61,124	101,812	12,713	(1,312)		113,213
Provision for loan losses	3,400	275			3,675	6,050	685			6,735

Net interest income after provision for loan losses	50,978	6,930	(459)		57,449	95,762	12,028	(1,312)		106,478
Noninterest income	9,949	798			10,747	20,685	1,044			21,729
Noninterest expense	37,308	4,601	460	(2)	4,239	81,152	8,356	919	(2)	90,427

Income before provision for income taxes	23,619	3,127	(919)		25,827	35,295	4,716	(2,231)		37,780
Provision for income taxes	8,143	1,125	(322)		8,946	13,203	1,743	(781)		14,165

Net Income	$15,476	$2,002	$(597)		$16,881	$22,092	$2,973	$(1,450)		$23,615

Per Common Share Data:
Earnings per share
Basic	$1.00	$0.61			$0.98	$1.42	$0.96			$1.37
Diluted	$0.98	$0.55			$0.95	$1.40	$0.89			$1.35
Book value per share (period end)	$13.30	$8.36			$15.18	$12.86	$7.52			$14.75
Cash dividends	$0.28	$—			$0.25	$0.56	$—			$0.51
Weighted average shares
Basic	15,443,721	3,269,102			17,186,152	15,557,237	3,080,792			17,199,299
Diluted	15,839,619	3,619,013			17,768,553	15,732,823	3,335,748			17,510,776
Statement of Financial Condition Data (period end):
Cash and cash equivalents	$101,526	$13,290	$(29,821	)(3)	$84,995
Interest-bearing deposits with other banks	—	7,229			7,229
Securities available for sale	771,853	90,687			862,540
Net loans receivable and loans held for sale	1,838,308	233,509			2,071,817
Goodwill and intangible assets	17,663	—	57,594	(4)	75,257
Other assets	127,691	9,086			136,777

Total assets	$2,857,041	$353,801	$27,773		$3,238,615

Total deposits	$1,842,803	$262,798	$—		$2,105,601
Borrowings	789,140	62,168			851,308
Other liabilities	23,047	1,429	—		24,476

Total liabilities	2,654,990	326,395	—		2,981,385
Shareholders' equity	202,051	27,406	27,773	(5)	257,230

Total liabilities and shareholders' equity	$2,857,041	$353,801	$27,773		$3,238,615

(1)
Estimated reduction in interest income due to cash paid out in connection with the acquisition.

(2)
Estimated amortization of core deposit intangible. Core deposit intangible will be amortized over a period not to exceed the estimated average life of the deposit base acquired. For comparability purposes, the 2001 pro forma statement of income data does not include amortization of goodwill related to the acquisition because such amortization would have been suspended in 2002 as a result of the adoption of SFAS No. 142, "Accounting for goodwill and other intangibles."

(3)
Estimated cash paid in connection with the acquisition.

(4)
Estimated core deposit intangible ($9.2 million) and goodwill ($48.4 million) resulting from the acquisition.

(5)
Estimated additional capital recorded in connection with the issuance of common stock, net of merger-related costs.

(6)
The final purchase price allocation will not be completed until later in 2002 after the completion of appraisals on the assets and liabilities acquired. Any purchase accounting adjustments to assets and liabilities acquired will be made after the final purchase price allocation process has been completed. Other than the adjustments noted in (3) and (4) for cash and cash equivalents, and goodwill and intangible assets, no other material adjustments to any individual assets or liabilities are expected. The allocation in (4) may change with the completion of these appraisals.

COMPARATIVE STOCK PRICES AND DIVIDENDS

        Pacific.    Pacific common stock is quoted on the Nasdaq National Market under the symbol "PNWB." The table below sets forth the high and low sales prices of Pacific common stock as reported on Nasdaq and cash dividends paid for each quarterly period during the two most recent fiscal years and the first two quarters of 2002.

	Pacific Common Stock
	High	Low	Cash Dividends Paid Per share
2002
Second Quarter	$33.00	$25.50	$0.14
First Quarter	$26.50	$20.45	$0.14
2001
Fourth Quarter	$22.50	$19.90	$0.14
Third Quarter	$23.71	$19.01	$0.14
Second Quarter	$21.20	$16.45	$0.14
First Quarter	$19.69	$13.31	$0.14
2000
Fourth Quarter	$14.00	$10.00	$0.14
Third Quarter	$14.38	$12.02	$0.14
Second Quarter	$17.00	$12.25	$0.14
First Quarter	$19.38	$13.50	$0.14

        The timing and amount of future dividends, if any, paid by Pacific is subject to determination by the board of directors of Pacific in its discretion and will depend on earnings, cash requirements and the financial condition of Pacific and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors.

        As of September 19, 2002, the 14,974,653 outstanding shares of Pacific common stock were held by approximately 5,600 holders of record.

        Northwest.    Northwest common stock is quoted on the Nasdaq SmallCap Market™ under the symbol "BKNW." Prior to the second quarter of 2001, Northwest's common stock was traded over-the-counter through the Electronic Bulletin Board Service of Nasdaq and the Pink Sheet Service of the National Quotation Bureau. The table below sets forth the high and low sales prices of Northwest common stock as reported for each quarterly period during the two most recent fiscal years and the first two quarters of 2002. Prices do not include retail mark-ups, mark-downs or commissions, but are adjusted to account for BKNW stock splits.

	Northwest Common Stock
	High	Low	Cash Dividends Paid Per Share
2002
Second Quarter	$20.00	$14.24	-0-
First Quarter	$14.80	$12.32	-0-
2001
Fourth Quarter	$13.40	$11.81	-0-
Third Quarter	$15.16	$10.69	-0-
Second Quarter	$11.09	$9.09	-0-
First Quarter	$10.27	$8.59	-0-
2000
Fourth Quarter	$9.46	$8.18	-0-
Third Quarter	$10.18	$8.43	-0-
Second Quarter	$8.92	$7.60	-0-
First Quarter	$10.25	$8.59	-0-

        As of September 19, 2002, the 3,298,101 outstanding shares of Northwest common stock were held by approximately 210 holders of record.

        Northwest has not paid cash dividends since its incorporation in 1996.

        Recent Stock Price Data.    The following table sets forth the closing prices per share for Pacific common stock and Northwest common stock, as reported on Nasdaq, and the equivalent pro forma per share price for Northwest common stock on July 19, 2002, the last full trading day prior to the public announcement of the execution of the merger agreement, and on September 19, 2002, which is the most recent date for which it was practicable to obtain market price data prior to the printing of this proxy statement/prospectus. Holders of Northwest common stock are urged to obtain current market quotations for shares of Pacific common stock and Northwest common stock.

	July 19, 2002	September 19, 2002
Closing price per share:
Pacific	$27.15	$27.50
Northwest	$18.65	$22.39
Equivalent pro forma price per share of Northwest common stock	$22.34(1)	$22.42(2)

(1)
Computed by multiplying the Pacific closing price on July 19, 2002 by the 1,749,882 shares of Pacific common stock being issued in the merger, adding the cash consideration of $25,820,595 and dividing the total consideration by the number of shares of Northwest common stock outstanding as of July 19, 2002 (3,283,081 shares).

(2)
Computed by multiplying the Pacific closing price on September 19, 2002 by the 1,749,882 shares of Pacific common stock being issued in the merger, adding the cash consideration of $25,820,595 and dividing the total consideration by the number of shares of Northwest common stock outstanding as of September 19, 2002 (3,298,101 shares).

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption "Forward-Looking Statements" on page 8, you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

        Because of the closing conditions in the merger agreement and the possibility that either Northwest or Pacific may terminate the merger agreement in specific instances, there can be no assurance when or even if the merger will be completed.

        The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, that:

  •
  Northwest obtain approval of the merger agreement by holders of 66 2/3% or more of the outstanding shares of Northwest common stock as of the record date;

  •
  Representations and warranties in the merger agreement be true and correct as of the closing date to the extent that any inaccuracy would individually or in the aggregate have a material adverse effect on the party providing the representation;

  •
  During the period from the date of execution of the merger agreement through the effective date of the merger, no change relative to the business, property, assets (including loan portfolios), liabilities, prospects, or financial or other condition of either party that is reasonably likely individually or in the aggregate to have a material adverse effect on such party, has occurred or been threatened other than certain occurrences that would affect the banking industry or businesses generally, as described in the merger agreement;

  •
  There be no claim, action, investigation, or other proceeding pending or threatened which presents a substantial risk of restraining or prohibiting the merger or resulting in material damages or other relief;

  •
  There be no order, decree or injunction of any court or agency that prohibits completion of the merger;

  •
  The number of shares of Northwest common stock for which cash is payable because of the exercise of dissenters' rights of appraisal under Oregon law or for fractional shares does not exceed in the aggregate 9% of the outstanding shares of Northwest common stock;

  •
  The parties obtain all necessary regulatory consents and approvals; and

  •
  Pacific and Northwest have received an opinion from Keller Rohrback LLP, counsel to Pacific, that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

        There can be no assurance that the parties will be able to satisfy the closing conditions of the merger agreement or that closing conditions that are beyond their control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on their respective businesses, will be satisfied or waived. If Northwest and Pacific are unable to satisfy all the conditions or such conditions are otherwise not satisfied, either party will not be required to complete the merger.

        The merger agreement limits Northwest's ability to pursue other transactions and provides for payment of termination fees if we do so.

        While the merger agreement is in effect and subject to very narrow exceptions, Northwest and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Northwest's ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Northwest receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Pacific and the merger agreement is terminated, Northwest would be required to pay a $3 million termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

        Failure to complete the merger could negatively impact Northwest's stock price.

        If the merger is not completed for any reason, the price of Northwest's common stock may decline to the extent that the current market price of its common stock reflects a market assumption that the merger will be completed. On September 19, 2002, the closing price of Northwest's common stock on the Nasdaq SmallCap Market™ was $22.39 per share.

        Because the market price of Pacific common stock may fluctuate, you cannot be sure of the value of the merger consideration that you will receive.

        Upon completion of the merger, each share of Northwest common stock will be converted into merger consideration consisting of shares of Pacific common stock or cash as provided in the merger agreement. The value of the merger consideration to be received by Northwest shareholders will be based on the average closing price of Pacific common stock during the ten trading day valuation period ending on the third calendar day prior to the completion of the merger. This average price may vary from the price of Pacific common stock on the date the merger was announced, the date that this document is mailed to Northwest shareholders, the date of the special meeting of Northwest shareholders, or the date the merger is completed. Because Pacific is issuing a fixed amount of shares as part of the merger consideration, any change in the price of Pacific common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

        Accordingly, at the time of the Northwest special meeting, you will not be able to determine the value of the cash consideration or the number of any shares of Pacific stock you would receive upon completion of the merger. We urge you to obtain current market quotations for Pacific and Northwest common stock.

  You may not receive the form of merger consideration that you elect.

        The merger agreement provides that the aggregate consideration to be received by Northwest shareholders in the merger will be $25,820,595 in cash and 1,749,882 shares of Pacific common stock. If elections are made by Northwest shareholders that would result in their receiving more or less cash or Pacific common stock than these amounts, either those electing to receive cash in excess of 35% of total consideration received (other than the predetermined split) or those electing to receive Pacific common stock in excess of 65% of total consideration received (again other than the predetermined split) will have the consideration of the form they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect.

        For example, if the total cash amount subscribed for by those shareholders electing all cash or a mix of cash and stock was valued at $35,000,000, those shareholders electing all cash or cash for in excess of 35% of their shares (other than the predetermined split) would be cut back pro rata (and some of their cash shares exchanged for Pacific common stock instead of cash) so that the amount of cash paid for Northwest shares in the merger totaled $25,820,595. For a detailed description of the allocation procedures, please see the discussion under the heading "The Merger—Allocation" beginning on page 28.

        Accordingly, unless you elect to receive the predetermined split of cash and stock based on the total mix of cash and stock issued in the merger, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See "The Merger—Certain Federal Income Tax Consequences" beginning on page 45.

        Moreover, even if you elect to receive the predetermined split of cash and stock, you will not know the exact percentages of cash and Pacific common stock that you will receive until after the consummation of the merger.

        We may fail to achieve the revenue increases or realize the cost savings we estimate for the merger.

        The success of the merger will depend, in part, on our ability to achieve the revenue increases and realize the estimated cost savings from combining the businesses of Pacific and Northwest. Pacific's management originally estimated that approximately $1.92 million of annual pre-tax (or $1.25 million after-tax) cost savings would be realized from the merger in 2003. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of Pacific and Northwest in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine our two companies successfully, the anticipated cost savings may not be realized fully, or at all, or may take longer to realize than expected.

        Combining our two companies may be more difficult, costly or time-consuming than we expect.

        Pacific and Northwest have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

        The market price of Pacific common stock may be affected by factors different from those affecting Northwest common stock.

        Upon completion of the merger, many holders of Northwest common stock will become holders of Pacific common stock. Some of Pacific's current businesses and markets differ from those of Northwest and, accordingly, the results of operations of Pacific after the merger may be affected by factors different from those currently affecting the results of operations of Northwest. For a discussion of the businesses of Pacific and Northwest and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under "Where You Can Find More Information," on page 72.

        Future results of the combined companies may differ materially from the pro forma financial information presented in this document.

        Future results of the combined company may be materially different from those shown in the unaudited pro forma condensed combined financial information (see page 13). We have estimated that the combined company will record approximately $5.2 million pre-tax (or $4.0 million after-tax) of merger-related expenses. Merger-related expenses consist of change of control, severance and other employee-related payments, investment banking, legal and accounting fees, and costs associated with data conversion. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, those charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled "Pro Forma Condensed Combined Unaudited Financial Information" beginning on page 12.

        Pacific may grow through future acquisitions, which could, in some circumstances, adversely affect net income.

        Pacific anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Pacific's acquisition strategy that could adversely impact net income. See "Businesses of the Parties to the Merger—Pacific" starting at page 58. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Pacific, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Pacific can continue to grow through acquisitions.

        Any future acquisitions would be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that Pacific engages in significant acquisitions accounted for by the purchase method of accounting in the future, Pacific may be required to raise additional capital in order to maintain capital levels required by the Federal Reserve.

        In the future, Pacific may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Pacific does not currently have any definitive understandings or agreements for any acquisitions material to Pacific other than the merger agreement with Northwest. However, as noted above, Pacific anticipates that it will continue to expand by acquisition in the future.

        Pacific has various anti-takeover measures that could impede a takeover of Pacific.

        Pacific has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Pacific without the approval of Pacific's board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Pacific common stock. See "Comparison of Shareholders' Rights" on page 65. The anti-takeover measures include various charter provisions providing for, among other things, a "staggered" board of directors, provisions limiting the removal of directors to "cause", certain restrictions on the calling of special shareholder meetings, the nomination of directors and shareholder proposals, and supermajority voting requirements in connection with amendments to articles and certain business combinations involving Pacific.

        Pacific has experienced significant growth in commercial lending activities, which entails special risks not associated with other types of loans.

        Over the past few years, Pacific has experienced significant growth in commercial and commercial real estate loans. These loans are generally more risky than one-to-four family mortgage loans because they are unique in character, generally larger in amount and dependent upon the borrower's ability to generate cash to service the loan. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. There is a risk that the quality of Pacific's loan portfolio could decline, particularly in connection with the rapid growth in loans Pacific has experienced over the past few years.

THE SPECIAL MEETING

PLACE, TIME AND DATE

        Northwest's special meeting of shareholders will be held on October 29, 2002, at 4:00 p.m., local time, at The Hilton Hotel, 921 S.W. Sixth Avenue, Portland, Oregon. This proxy statement/prospectus is being sent to holders of Northwest common stock and is accompanied by a form of proxy that is being solicited by the Northwest board of directors for use at the special meeting and any adjournment or postponement thereof.

PURPOSE

        The purpose of the special meeting is: (i) to consider and vote upon a proposal to approve the merger agreement described herein and (ii) to act upon such other matters, if any, as may properly come before the special meeting.

RECORD DATE; SHARES ENTITLED TO VOTE; 401(K) PLAN

        The Northwest board of directors has fixed the close of business on September 19, 2002 as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only those holders of Northwest common stock of record on the record date will be entitled to notice of and to vote at the special meeting, including shares credited to participants' accounts in Northwest's 401(k) Plan. Participants in the 401(k) Plan will receive a separate form of proxy to instruct the trustees how to vote their shares. Each share of Northwest common stock will be entitled to one vote. At the record date, there were 3,298,101 shares of Northwest common stock outstanding and entitled to be voted at the special meeting.

VOTE REQUIRED

        Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Northwest common stock. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of Northwest shareholders at the special meeting. Valid proxies that are marked "Abstain," including proxies submitted by brokers that are the record owners of shares (so-called "broker non-votes"), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger agreement.

        As of the record date, the directors and executive officers of Northwest and their affiliates owned and have the right to vote an aggregate of 335,338 shares of Northwest common stock, which represents 10.2% (excluding shares issuable upon the exercise of outstanding options and warrants) of the shares entitled to be voted at the special meeting. All of the directors and certain officers of Northwest have entered into agreements with Pacific pursuant to which each individual has agreed to vote his or her shares for approval of the merger agreement.

PROXIES

        Holders of Northwest common stock may vote either in person or by properly executed proxy. Shares of Northwest common stock represented by a properly executed proxy received prior to or at the special meeting will, unless such proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the merger agreement. Failure to return the proxy or to vote in person at the special meeting will have the effect of a vote cast against the merger agreement. If any other matters are properly presented at the special meeting for consideration, including, among other things, a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy which is voted against the proposal to approve the merger agreement will be voted in favor of any such adjournment or postponement. As of the date hereof, the board of directors of Northwest knows of no such other matters.

        Any proxy given pursuant to this solicitation or otherwise may be revoked by the record holder of the shares at any time before it is voted by delivering to the Secretary of Northwest, on or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of Northwest common stock, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy.

        The proxy for the special meeting is being solicited on behalf of the board of directors of Northwest. The expense of soliciting proxies for the special meeting will be borne by Northwest. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of Northwest in person or by telephone, facsimile or other means of communication or through the services of a proxy solicitation firm. The estimated cost of a proxy solicitation firm is $5,000. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold Northwest common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and Northwest will reimburse them for their expenses in doing so.

THE MERGER

        The descriptions in this proxy statement/prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference.

TRANSACTION STRUCTURE

        The merger agreement provides for the merger of Northwest with and into Pacific Northwest Bank, in which Northwest's shareholders will receive cash and Pacific common stock for their Northwest common stock, as described below. The separate existence of Northwest will cease upon completion of the merger. After the merger and a conversion period estimated to take 30 to 60 days, the branches of Northwest will operate and be known as branches of Pacific Northwest Bank. While Pacific and Northwest believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See "—Conditions to the Completion of the Merger" and "—Regulatory Requirements."

        The Pacific Northwest Bank articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the Pacific Northwest Bank bylaws will be the bylaws of the combined company. Upon completion of the merger, the boards of directors of Pacific and Pacific Northwest Bank will each be expanded to include two new members, Daniel J. Durkin, the current Chairman and Chief Executive Officer of Northwest, and another current director of Northwest to be selected by the nominating committee of Pacific's board after the completion of the merger.

MERGER CONSIDERATION

        The merger agreement provides that as of the effective date of the merger each share of Northwest common stock issued and outstanding immediately prior to the effective date will be converted into either Pacific common stock or cash, in each case as described below. Pacific will issue a total of 1,749,882 shares of Pacific common stock and pay $25,820,595 in cash in the merger to Northwest shareholders.

        Subject to allocation procedures described below, a Northwest shareholder will have the right to elect to convert his or her Northwest common stock into cash, shares of Pacific common stock, a predetermined split of cash and Pacific common stock based on the total mix of cash and stock to be issued by Pacific in the merger, or a mix of cash and stock in 5% increments as specified by the shareholder. See "—Election Procedure." In our discussion we refer to the number of shares of Pacific common stock to be received for each share of Northwest common stock being converted into Pacific stock as the "per share stock consideration" (also sometimes referred to as the "exchange ratio"), and we refer to the amount of cash to be received for each share of Northwest common stock being converted into cash as the "per share cash consideration."

        The actual per share stock consideration and per share cash consideration to be paid to Northwest shareholders cannot be determined until the third day immediately prior to the effective date of the merger (the "determination date"). We intend to announce these amounts promptly after the determination date. The amounts will also be made available on Pacific's website at www.pnwbank.com and on Northwest's website at www.bknw.com.

        The value of the per share cash consideration and the value of the per share stock consideration as of the determination date will in each case be equal to the amount obtained by dividing the "transaction value" by the number of shares of Northwest common stock outstanding on July 22, 2002 (3,283,081). In our discussion we refer to the value as the "per share value."

  •
  The "transaction value" is the dollar amount of the sum of:
  (1)
  $25,820,595 (which is the aggregate amount of cash Pacific will pay pursuant to the merger), and
  (2)
  the product of: (A) 1,749,882 (which is the aggregate number of shares of Pacific common stock that Pacific will issue pursuant to the merger) and (B) the "average closing price."

    The transaction value excludes options and warrants of Northwest.

  •
  The "average closing price" is the average of the closing sale prices of Pacific common stock as reported on Nasdaq during the ten consecutive trading days ending on the determination date. We refer to this ten trading day period as the "valuation period."

        The formula described above is intended to substantially equalize the value of the consideration to be received for each share of Northwest common stock in the merger as measured during the valuation period, regardless of whether a Northwest shareholder elects to receive all Pacific common stock, all cash, or a combination. This equalization mechanism was deemed to be desirable because, while the aggregate number of shares of Pacific common stock and the amount of cash to be received by Northwest shareholders is fixed, the value of the Pacific common stock will fluctuate. In order to best ensure that the value of the consideration for each share of Northwest common stock is as equal as possible upon receipt by Northwest shareholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the average closing price.

        For example, if the average closing price of Pacific common stock for the applicable ten trading day period were $28.50, a Northwest shareholder receiving only stock would receive .809 shares of Pacific common stock per share of common stock having a value, based upon such average closing price, of approximately $23.06 per share, and a Northwest shareholder receiving only cash would receive $23.06 in cash per share of Northwest common stock, subject in each case to the allocation procedures described under the heading "The Merger—Allocation" beginning on page 28 of this proxy statement/prospectus. Based on that average closing price approximately 34.1% of the outstanding shares of Northwest would be exchanged for cash, and approximately 65.9% would be exchanged for Pacific common stock.

        If the price of Pacific common stock increases, then the number of shares of Northwest common stock being exchanged for cash would decrease and the number of shares being exchanged for Pacific common stock would increase. For example, if the average closing price during the valuation period is $31.50

(approximately 10% higher than $28.50), then approximately 31.9% of the outstanding shares of Northwest common stock would be exchanged for cash, and approximately 68.1% would be exchanged for Pacific common stock. Based upon the average closing price of $31.50, a Northwest shareholder receiving stock would receive approximately 0.7827 shares of Pacific common stock per share of Northwest common stock having a value, based upon such average closing price, of approximately $24.65 per share, and a Northwest shareholder receiving cash would receive approximately $24.65 in cash per share of Northwest common stock, subject in each case to the allocation procedures described below.

        If the price of Pacific common stock decreases, then the number of shares of Northwest common stock being exchanged for cash would increase and the number of shares being exchanged for Pacific common stock would decrease. For example, if the average closing price during the actual valuation period is $25.50 (approximately 10% lower than $28.50), then approximately 36.7% of the outstanding shares of Northwest common stock would be exchanged for cash, and approximately 63.3% would be exchanged for Pacific common stock. Based upon the average closing price of $25.50, a Northwest stockholder receiving stock would receive approximately 0.8414 shares of Pacific common stock per share of Northwest common stock having a value, based upon such average closing price, of $21.46 per share, and a Northwest shareholder receiving cash would receive approximately $21.46 in cash per share of Northwest common stock, subject in each case to the allocation procedures described below.

        The following table sets forth, based on various average closing prices of Pacific common stock, the transaction value, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentages of outstanding shares of Northwest common stock that would be converted into Pacific common stock and cash based on such average closing prices.

Average Closing Price During Valuation Period	Transaction Value (in 000s)	Per Share Stock Consideration (Shares of Pacific Common Stock)	Value of Per Share Stock Consideration	Per Share Cash Consideration	% of Transaction Value Paid in Stock	% of Transaction Value Paid in Cash
$35.00	$87,066	0.7577	$26.52	$26.52	70.3%	29.7%
$34.50	$86,192	0.7610	$26.25	$26.25	70.0%	30.0%
$34.00	$85,317	0.7643	$25.99	$25.99	69.7%	30.3%
$33.50	$84,442	0.7678	$25.72	$25.72	69.4%	30.6%
$33.00	$83,567	0.7713	$25.45	$25.45	69.1%	30.9%
$32.50	$82,692	0.7750	$25.19	$25.19	68.8%	31.2%
$32.00	$81,817	0.7788	$24.92	$24.92	68.4%	31.6%
$31.50	$80,942	0.7827	$24.65	$24.65	68.1%	31.9%
$31.00	$80,067	0.7867	$24.39	$24.39	67.75%	32.25%
$30.50	$79,192	0.7909	$24.12	$24.12	67.39%	32.61%
$30.00	$78,317	0.7952	$23.85	$23.85	67.03%	32.97%
$29.50	$77,442	0.7996	$23.59	$23.59	66.66%	33.34%
$29.00	$76,567	0.8042	$23.32	$23.32	66.3%	33.7%
$28.50	$75,692	0.8090	$23.06	$23.06	65.9%	34.1%
$28.00	$74,817	0.8139	$22.79	$22.79	65.5%	34.5%
$27.50	$73,942	0.8190	$22.52	$22.52	65.00%	35.00%
$27.00	$73,067	0.8243	$22.26	$22.26	64.7%	35.3%
$26.50	$72,192	0.8298	$21.99	$21.99	64.2%	35.8%
$26.00	$71,318	0.8355	$21.72	$21.72	63.8%	36.2%
$25.50	$70,443	0.8414	$21.46	$21.46	63.3%	36.7%
$25.00	$69,568	0.8476	$21.19	$21.19	62.9%	37.1%
$24.50	$68,693	0.8540	$20.92	$20.92	62.4%	37.6%
$24.00	$67,818	0.8607	$20.66	$20.66	61.9%	38.1%
$23.50	$66,943	0.8677	$20.39	$20.39	61.43%	38.57%
$23.00	$66,068	0.8749	$20.12	$20.12	60.9%	39.1%

        Based on the $27.15 closing price of Pacific common stock on July 19, 2002, the trading day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $22.34 per Northwest share. Based on the $27.50 closing price of Pacific common stock on September 19, 2002, the merger had a value of approximately $22.52 per Northwest share.

        No assurance can be given that the current fair market value of Pacific common stock will be equivalent to the fair market value of Pacific common stock on the date that stock is received by a Northwest shareholder or at any other time. The fair market value of Pacific common stock received by a Northwest shareholder may be greater or less than the current fair market value of Pacific common stock due to numerous market factors.

        Northwest may terminate the merger agreement if, prior to the effective date of the merger, (1) the closing price of Pacific common stock for any of the three trading days preceding the determination date is less than $18.20 or (2) the closing price of Pacific common stock for any of the three trading days preceding the determination date is less than $23.80 and Pacific's stock price has underperformed an index group of banks specified in the merger agreement by more than 10% since July 19, 2002. See "—Termination of the Merger Agreement."

        If, between the date of the merger agreement and the effective date of the merger, the shares of Pacific common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

        No fractional shares of Pacific common stock will be issued to any holder of Northwest common stock in the merger. For each fractional share that would otherwise be issued, Pacific will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Pacific common stock on the Nasdaq National Market for the five trading days immediately preceding the effective date of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Pacific common stock.

        The terms of the merger were determined by Northwest and Pacific on the basis of arm's-length negotiations. See also "—Exercised Northwest Options and Warrants" and "—Treatment of Unexercised Options and Warrants" below.

ELECTION PROCEDURE

        Subject to the allocation mechanism described in the next section, each Northwest shareholder will have the right to elect to receive with respect to his or her shares of Northwest common stock, (1) all cash, (2) all Pacific common stock, (3) a predetermined split of cash and Pacific common stock based on the total mix of cash and stock to be paid or issued in the merger (with the percentage of stock estimated to range from 60% to 70%), or (4) a mix of cash and Pacific common stock in 5% increments as specified by the shareholder. In our discussion we refer to each of these four possible elections as the "all cash election," the "all stock election", the "split election," and the "mixed election."

        All Cash Election. Shareholders who elect the all cash election will receive the per share cash consideration in respect of all their shares of Northwest common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much cash. In our discussion we refer to the shares held by a shareholder who has made an all cash election as "cash election shares."

        All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of Northwest common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much stock. In our discussion we refer to the shares held by a shareholder who has made an all stock election as "stock election shares."

        Split Election. A shareholder who elects the predetermined split election will receive (A) the per share cash consideration in respect of that portion of that holder's shares of Northwest common stock equal to the "cash percentage," and (B) the per share stock consideration in respect of that portion of that holder's shares of Northwest common stock equal to the "stock percentage." The "cash percentage" and the "stock percentage" will be determined as of the determination date as follows:

  •
  The "cash percentage" will equal the amount obtained by dividing (1) the amount obtained by dividing $25,820,595 by the per share consideration, by (2) the total number of shares of Northwest common stock outstanding as of the close of business on the determination date.

  •
  The "stock percentage" will equal one hundred percent minus the cash percentage.

        For example, assuming that the average closing price of Pacific common stock for the valuation period was $28.50, the cash percentage would be 34.1% and the stock percentage would be 65.9%. In other words, a shareholder holding 100 shares of Northwest common stock who makes the split election would receive the per share cash consideration in respect of 35 shares and the per share stock consideration in respect of 65 shares, subject to the allocation mechanism described below. We intend to announce the actual cash percentage and stock percentage promptly after the determination date and to post the amounts on Pacific's and Northwest's websites at www.pnwbank.com and www.bknw.com, respectively.

        Mixed Election. A shareholder who makes the mixed election will receive (A) the per share cash consideration in respect of that portion of that holder's shares of Northwest common stock equal to any whole percentage specified by such holder that is a multiple of 5% (e.g., 5%, 10%, 15%, 20%, 25%) the ("specified cash percentage") and (B) the per share stock consideration in respect of that portion of that holder's shares of Northwest common stock equal to the remaining percentage specified by such holder (the "specified stock percentage") such that the specified cash percentage and specified stock percentage total 100%. In our discussion we refer to the shares included in a shareholder's specified cash percentage as "mixed cash election shares" and the shares included in a shareholder's specified stock percentage as "mixed stock election shares."

        Non-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or Pacific common stock, and shareholders who do not make a valid election, will be deemed to have made a "non-election." Shareholders who are deemed to have made a non-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Northwest common stock. See "—Allocation" below.

        For example, assuming a Northwest shareholder holds 100 shares of Northwest common stock (and that the average closing price of Pacific common stock for the valuation period was $28.50), if such shareholder made:

•
An all stock election, he or she would receive 80 shares of Pacific common stock (and cash in lieu of a fractional share) having a total value of approximately $2,306;

•
An all cash election, he or she would receive approximately $2,306 in cash;

•
A split election, he or she would receive 53 shares of Pacific common stock and cash (including cash in lieu of a fractional share) of approximately $796, which together with the stock, would have a total value of approximately $2,306;

•
A mixed election of 50% stock and 50% cash, he or she would receive 40 shares of Pacific common stock and cash of $1,166 (including cash in lieu of a fractional share), which together with the stock, would have a total value of approximately $2,306.

        The following table sets forth, based on various assumed average closing prices of Pacific common stock during the valuation period, examples of results of three possible elections (other than a mixed election) by a hypothetical Northwest shareholder. Mixed elections will, of course, vary based on the shareholder's specified cash percentage and specified stock percentage.

ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER OF 100 SHARES OF NORTHWEST COMMON STOCK1

	ELECTION 1 SPLIT ELECTION			ELECTION 2 ALL CASH ELECTION	ELECTION 3 ALL STOCK ELECTION[2]
								Value of Merger Consideration Received for 100 Shares of Northwest Common Stock
	Pacific Shares Received						Cash Received in Lieu of Fractional Shares
Assumed Pacific Average Closing Price
	Value[1]	Number of Shares[1]	Dollar Amount of Cash Received	Cash Received	Number of Pacific Shares Received	Value of Pacific Shares Received[1]
$35.00	$1,855	53	$797	$2,652	75	$2,625	$27	$2,652
$34.50	$1,829	53	$797	$2,625	76	$2,622	$3	$2,625
$34.00	$1,768	52	$831	$2,599	76	$2,584	$15	$2,599
$33.50	$1,742	52	$830	$2,572	76	$2,546	$26	$2,572
$33.00	$1,749	53	$796	$2,545	77	$2,541	$4	$2,545
$32.50	$1,690	52	$829	$2,519	77	$2,503	$16	$2,519
$32.00	$1,664	52	$828	$2,492	77	$2,464	$28	$2,492
$31.50	$1,670	53	$796	$2,465	78	$2,457	$8	$2,465
$31.00	$1,612	52	$827	$2,439	78	$2,418	$21	$2,439
$30.50	$1,586	52	$826	$2,412	79	$2,410	$3	$2,412
$30.00	$1,590	53	$795	$2,385	79	$2,370	$15	$2,385
$29.50	$1,534	52	$825	$2,359	79	$2,331	$28	$2,359
$29.00	$1,537	53	$795	$2,332	80	$2,320	$12	$2,332
$28.50	$1,482	52	$824	$2,306	80	$2,280	$26	$2,306
$28.00	$1,456	52	$823	$2,279	81	$2,268	$11	$2,279
$27.50	$1,458	53	$795	$2,252	81	$2,228	$25	$2,252
$27.00	$1,404	52	$822	$2,226	82	$2,214	$12	$2,226
$26.50	$1,405	53	$794	$2,199	82	$2,173	$26	$2,199
$26.00	$1,352	52	$820	$2,172	83	$2,158	$14	$2,172
$25.50	$1,352	53	$794	$2,146	84	$2,142	$4	$2,146
$25.00	$1,300	52	$819	$2,119	84	$2,100	$19	$2,119
$24.50	$1,274	52	$818	$2,092	85	$2,083	$10	$2,092
$24.00	$1,248	52	$818	$2,066	86	$2,064	$2	$2,066
$23.50	$1,222	52	$817	$2,039	86	$2,021	$18	$2,039
$23.00	$1,196	52	$816	$2,012	87	$2,001	$11	$2,012
1.
These calculations assume that at the end of the valuation period, there are 3,283,081 shares of Northwest common stock outstanding. These calculations also assume that there are no oversubscriptions of either Pacific common stock or cash. In the event of oversubscription, the exchange agent will follow the allocation mechanism described under "—Allocation" below. All dollar amounts have been rounded to the nearest whole dollar.

2.
The value of any stock consideration is based on the assumed average closing price of Pacific common stock. Cash will be paid in lieu of any fractional share and, accordingly, the values shown will be paid in the form of cash to the extent of such fractional share.

        A fixed number of shares of Pacific common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that a holder of Northwest common stock will receive the form of consideration that the holder elects with respect to all shares of Northwest common stock held by that holder. If the elections result in an oversubscription with respect to shares of Northwest common stock which would otherwise receive either the per share stock consideration or the per share cash consideration, the exchange agent will follow the procedures for allocating Pacific common stock and cash described below under "—Allocation" beginning on page 28.

        Election Form. The merger agreement provides that approximately one month prior to the anticipated date of completion of the merger, the companies will mail to Northwest shareholders a form of election and other appropriate and customary transmittal materials. Each election form will allow the holder to make the all cash election, the all stock election, the split election or the mixed election, or to indicate that the holder makes no election. The companies will mail the form of election to each Northwest shareholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date of the forms. The companies will also make available forms of election to persons who become holders of Northwest common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

        Holders of Northwest common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shares of Northwest common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., Pacific Standard Time, on October 25, 2002, will be deemed non-electing shares.

        To make an election, a holder of Northwest common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An election form will be effective only if accompanied by certificates representing all shares of Northwest common stock covered by the election form (or appropriate evidence as to loss, theft or destruction of a certificate, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Pacific, and appropriate and customary identification). If the election form is transmitted to the exchange agent by facsimile, the original signed form and certificates representing Northwest shares must be received by the exchange agent within three business days thereafter to be deemed effective.

        An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Northwest common stock making a revocation, return the certificates of Northwest common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Pacific regarding these matters will be binding and conclusive. Neither Pacific or Northwest nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

        Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Northwest shareholder at the effective time of the merger who has not previously and properly surrendered shares of Northwest common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Northwest common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

        All shares of Pacific common stock issued to the holders of Northwest common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Northwest stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Pacific common stock into which any of your shares may have been converted. When you surrender your certificates, Pacific will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of Northwest of any shares of Northwest common stock. If certificates representing shares of Northwest common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Northwest common stock represented by those certificates shall have been converted.

        If a certificate for Northwest common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Pacific, and appropriate and customary identification.

ALLOCATION

        Pursuant to the terms of the merger agreement, Pacific will issue a total of 1,749,882 shares of Pacific common stock and pay $25,820,595 in cash to Northwest shareholders in the merger. Therefore, all cash elections, all stock elections, and mixed elections are subject to adjustment to preserve these limitations on the amount of cash to be paid and the number of shares of Pacific common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock.

        Oversubscription of the Cash Consideration. Pacific common stock may be issued to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all cash election and mixed cash election shares, if the aggregate cash amount that would otherwise be paid by Pacific to Northwest shareholders would be greater than $25,820,595. In that situation the following allocation mechanism will be used:

  •
  each shareholder who makes a split election will receive the per share stock consideration in respect of that portion of that holder's shares of Northwest common stock equal to the stock percentage and the per share cash consideration in respect of that portion of that holder's shares of Northwest common stock equal to the cash percentage;

  •
  all stock election shares, mixed stock election shares and non-electing shares will be converted into the per share stock consideration;

  •
  the exchange agent will then select from among the cash election shares and the mixed cash election shares (to the extent any such election for cash exceeds 35%), by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $25,820,595;

  •
  all shares selected by the exchange agent through the pro rata selection process will be converted into the per share stock consideration; and

  •
  the cash election shares, the mixed cash election shares and the non-electing shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

        Oversubscription of the Stock Consideration. If the aggregate cash amount that Pacific would pay to Northwest shareholders who make an all cash election, a split election or a mixed election is less than $25,820,595, Pacific may pay cash to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all stock election and mixed election shares. If there is an oversubscription of the stock consideration the following allocation mechanism will be used:

  •
  each shareholder who makes a split election will receive the per share cash consideration in respect of that portion of that holder's shares of Northwest common stock equal to the cash percentage and the per share stock consideration in respect of that portion of that holder's shares of Northwest common stock equal to the stock percentage;

  •
  all cash election shares and mixed cash election shares will be converted into the per share cash consideration;

  •
  the exchange agent will then select from among the non-electing shares and then, if necessary, from among the stock election shares and the mixed stock election shares (to the extent any such election exceeds 65%), by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $25,820,595;

  •
  all shares selected by the exchange agent through the pro rata selection process will be converted into the per share cash consideration; and

  •
  the stock election shares, the mixed stock election shares and the non-electing shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

        The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger.

        Because the federal income tax consequences of receiving cash, Pacific common stock, or both cash and Pacific common stock will differ, Northwest shareholders are urged to read carefully the information set forth under the caption "—Certain Federal Income Tax Consequences" and to consult their own tax advisors for a full understanding of the merger's tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by Northwest shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Northwest shareholders who receive cash consideration.

EXERCISED NORTHWEST OPTIONS AND WARRANTS

        Pacific has agreed to pay cash equal to the fair market value of Northwest common stock on the date of exercise for shares of Northwest common stock issued or to be issued pursuant to Northwest options and Northwest warrants exercised after the date of the merger agreement and prior to the effective date of the merger. Pacific may discontinue paying cash at any time prior to completion of the merger in its sole discretion in which case any additional shares of Northwest common stock issued upon exercise of Northwest options or warrants prior to completion of the merger will receive cash equal to the per share cash consideration in the merger, subject to Pacific's right to pay a portion of the amount otherwise payable in cash to such holders on a pro rata basis in shares of Pacific common stock (based on the average closing price) to the extent necessary to assure that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. See "—Interests of Certain Persons in the Merger—Stock Options and Warrants" at page 43, for information about the exercise prices, and implied values resulting from the merger, of options and warrants held by the directors and executive officers of Northwest.

TREATMENT OF UNEXERCISED OPTIONS AND WARRANTS

        Each outstanding option to acquire Northwest common stock granted under Northwest's stock option plan will be converted automatically at the effective date of the merger into an option to purchase Pacific common stock and each outstanding warrant to acquire Northwest common stock will be converted automatically at the effective date of the merger into a warrant to purchase Pacific common stock.

Northwest stock options and warrants will continue to be governed by the terms of the Northwest stock option plan and the outstanding warrant agreements, except that:

  •
  the number of shares of Pacific common stock subject to the new Pacific stock option or warrant will be equal to the product of the number of shares of Northwest common stock subject to the Northwest stock option or warrant and the per share exchange ratio of .82, rounded up or down to the nearest whole share;

  •
  the exercise price per share of Pacific common stock subject to the new Pacific stock option or warrant will be equal to the exercise price per share of Northwest common stock under the Northwest stock option or warrant divided by the per share exchange ratio of .82, rounded up or down to the nearest cent; and

  •
  all Pacific stock options issued in exchange for Northwest stock options will be exercisable in full except to the extent that a holder waives his or her right to acceleration of vesting as a result of the merger.

        See "—Interests of Certain Persons in the Merger—Stock Options and Warrants" at page 43, for information about the exercise prices, and implied values resulting from the merger, of options and warrants held by the directors and executive officers of Northwest.

FRACTIONAL SHARES

        Pacific will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Pacific common stock multiplied by (ii) the average of the closing sale prices of Pacific common stock on the Nasdaq National Market for the five trading days immediately prior to the effective date of the merger.

EFFECTIVE DATE OF THE MERGER

        Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated by October 31, 2002. Either Pacific or Northwest may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before March 31, 2003.

BACKGROUND OF THE MERGER

        Northwest was organized in 1996 as an Oregon state-chartered bank headquartered in Portland, Oregon, by several banking executives who had been employed by West One Bank of Oregon until the acquisition of its parent holding company by U.S. Bancorp. From its inception, Northwest has sought to differentiate itself from its larger competitors by emphasizing timely and local decision-making and by providing the highest level of personal banking service. Although in recent years Northwest had from time to time considered various strategic alternatives available to it, including the potential acquisition of smaller bank competitors in its market area, prior to the negotiations with Pacific as described in this section, Northwest did not pursue negotiations with other parties relating to being acquired in a business combination.

        On May 3, 2002, Daniel J. Durkin, Chairman and Chief Executive Officer of Northwest, met with a former bank executive of U.S. Bancorp who is presently a shareholder of both Northwest and Pacific. The former bank executive described the similarities between the two banks and suggested that Mr. Durkin might wish to consider meeting with Patrick Fahey, President and Chief Executive Officer of Pacific, regarding the possibility of a business combination.

        Mr. Durkin attended a regional bank investor conference in Seattle, Washington, on May 7, 2002, sponsored by D.A. Davidson & Co. ("Davidson"). While at the conference, he met Mr. Fahey and introduced himself. They agreed to meet on May 17, 2002, to get better acquainted.

        Messrs. Durkin and Fahey met as planned on May 17, 2002, exchanged publicly available information about Northwest and Pacific, and agreed that their mutual interest and compatibility warranted further discussions regarding a possible transaction. Mr. Fahey also met briefly with Christian Rasmussen, President of Northwest.

        At a follow-up meeting on May 24, 2002, Mr. Durkin met with Mr. Fahey and representatives of Sandler O'Neill & Partners, L.P., Pacific's financial advisors. They discussed issues relating to a potential business combination and preliminary pricing considerations. The parties also executed a confidentiality agreement to permit the sharing of nonpublic information. The agreement contained a customary "standstill" provision pursuant to which each party agreed, for a period of one year following the date of such agreement, not to take specified actions without such other party's consent relating to acquiring the other party's securities, entering into a business combination, or seeking to control or influence the management or policies of the other party.

        On May 28, 2002, in an executive session following the regular Northwest board meeting, Mr. Durkin advised the Northwest directors of his discussions with Mr. Fahey. The Northwest board determined that Mr. Durkin should continue his discussions with representatives of Pacific. On May 29, 2002, Mr. Durkin requested assistance from representatives of Davidson in evaluating whether to continue discussions with Pacific.

        The Northwest board held a special meeting on June 4, 2002, to receive an update on the status of discussions with Pacific. At this meeting, following review of the directors' fiduciary responsibilities in considering a potential business combination, a representative of Davidson explained the financial terms of the preliminary offer received from Pacific, including an exchange ratio of .80 shares of Pacific common stock for each share of Northwest stock exchanged for shares and an overall mix of consideration in the transaction of 75% shares and 25% cash. The Davidson representative also described the range of opportunities available to Northwest both on a stand-alone basis and as a strategic merger partner. These alternatives included several hypothetical scenarios involving business combinations between Northwest and other banking institutions, as well as potential business strategies including, without limitation, acquisitions of other banking franchises, that Northwest might implement as a stand-alone entity. The Davidson representative presented an analysis of the financial impact of the Pacific proposal as compared to continuing to operate as a stand-alone entity or implementing an acquisition strategy. Other issues addressed by the Davidson representative included the operating history and market perception of Pacific, integration and cultural fit of the two institutions, management succession, dividend history, and stock price history and liquidity. Following extensive discussion among the directors concerning the potential advantages and risks of the proposed business combination and the desirability of continuing discussions with Pacific, the board unanimously authorized management to move forward with negotiations and due diligence regarding the Pacific offer and to negotiate and enter into an agreement to engage Davidson as Northwest's financial advisor in connection with the proposed transaction.

        Following June 4, 2002, the parties continued arm's length negotiations regarding the exchange ratio, the mix of stock and cash to be received by Northwest shareholders in the merger, and other issues raised by the proposed transaction. In addition, throughout the period from June 4, 2002, through July 19, 2002, other discussions continued between the senior managements of the two companies regarding due diligence, integration of the operations, personnel and severance issues, and related matters.

        On June 7, 2002, the Northwest board met to receive a presentation of financial materials concerning Pacific by Mr. Fahey. Mr. Fahey also answered directors' questions on a wide range of issues, including Pacific's business and strategic objectives, products and services, lending philosophy, management succession, impact of the proposed business combination on employees and the communities in which

Pacific and Northwest operate, employee compensation and benefits, and timing, communication and integration issues. Following Mr. Fahey's departure, the directors discussed at length their perceptions of benefits and risks of a business combination and authorized management to continue negotiations and due diligence efforts with Pacific.

        On June 10, 2002, Northwest formally retained Davidson as financial advisor in connection with the evaluation of a business combination with Pacific and other strategic alternatives available to Northwest.

        Prior to a meeting scheduled for June 19, 2002, Mr. Fahey provided to Mr. Durkin for Northwest's consideration a preliminary term sheet outlining the major terms of the proposed business combination between Pacific and Northwest, including an exchange ratio of .82 shares of Pacific common stock for each share of Northwest stock exchanged for shares and an overall mix of consideration in the transaction of 65% shares and 35% cash. At their June 19 meeting, Messrs. Durkin and Fahey discussed issues raised by the term sheet, including the exchange ratio, the overall percentages of cash and Pacific common stock to be received by Northwest's shareholders, the treatment of stock options or warrants exercised prior to completion of the merger, the noncompetition covenants to be provided by Northwest's directors, proposed terms of an employment agreement between Pacific and Mr. Durkin and a severance agreement between Pacific and Mr. Rasmussen, employee and severance benefits to be provided to Northwest's employees, the amount of and events triggering the termination fee payable by Northwest if the merger were not completed, and the conditions under which Northwest has the unilateral right to terminate the merger agreement.

        On June 24, 2002, Mr. Rasmussen met with Mr. Fahey to discuss Mr. Rasmussen's role with the combined company following the merger. Mr. Rasmussen also met with the rest of Pacific's management team.

        On June 26, 2002, Northwest's board met to consider the term sheet and outstanding issues under negotiation. The board reviewed information prepared by management analyzing the financial effect of various strategies available to Northwest, including continued operations as a stand-alone entity in accordance with Northwest's three-year business plan, continued operations under more aggressive growth assumptions, acquisition of another financial institution by Northwest, and the proposed business combination with Pacific. Management also reported on the status and results of Northwest's due diligence review of Pacific. The directors discussed various other issues raised by the proposed transaction, including integration and conversion issues, employee severance payments, management succession issues, the tax consequences to Northwest shareholders receiving cash in the proposed transaction, and the noncompetition agreement proposed to be entered into by Northwest's directors. Without management present, the directors discussed other strategic alternatives available to Northwest, including seeking growth through acquisition of other financial institutions. The board determined to meet informally with representatives of Davidson without executive management present to evaluate strategic issues facing Northwest, including management succession issues, in greater depth.

        Also on June 26, 2002, Pacific distributed a revised term sheet incorporating a number of the changes requested in negotiations between the parties during the preceding week. On June 28, 2002, counsel for Northwest forwarded a draft of the term sheet reflecting Northwest's requested changes to Pacific and its counsel. During the ensuing ten days, the parties continued to negotiate the wording of the term sheet. Issues remaining to be resolved included the terms of the director noncompete agreement, the conditions under which Northwest could terminate the merger agreement without paying a termination fee, terms of an employment agreement with Mr. Durkin and a severance agreement with Mr. Rasmussen, and the consideration to be paid to persons exercising options or warrants to purchase Northwest common stock prior to the consummation of the merger. A final term sheet was not executed by the parties.

        On July 1, 2002, the outside directors of the Northwest board met informally with representatives of Davidson to evaluate the feasibility of various strategic alternatives available to Northwest, including remaining independent and pursuing internal growth or growth through acquisition. Following extensive discussion, including after the Davidson representatives left the meeting, the consensus of the directors present was to continue pursuing a business combination with Pacific.

        The Northwest board held a special meeting on July 2, 2002, to receive an update from management on the status of the transaction, including the due diligence review of Pacific, the development of a communication plan regarding announcement of the transaction, the status of negotiations regarding the term sheet, and a timeline for execution of a definitive merger agreement.

        At a special meeting on July 9, 2002, the Northwest board received a report from a representative of Moss Adams, Northwest's outside auditors, regarding the results of their review of financial and accounting issues facing Pacific. Management presented updated information regarding the term sheet and the merger communication plan. Roger L. Pringle, a Northwest director, reported on his meeting with Mr. Fahey on July 8, 2002, at which Mr. Fahey discussed Pacific's growth strategy and business operations, approach to the Oregon market, and career opportunities for Northwest employees with Pacific.

        Counsel for Pacific forwarded to Northwest's counsel for review and comment an initial draft of the merger agreement on July 10, 2002. The draft merger agreement contained a formula for determining the exchange ratio upon completion of the merger that Northwest's management believed varied from the mechanism included in the draft term sheet in certain respects.

        On July 16, 2002, the Northwest board held a special meeting to discuss the material terms of the draft merger agreement. A representative of Davidson described the pricing mechanism included in the agreement, the consideration to be paid to employees exercising options or warrants prior to consummation of the merger, provisions in the merger agreement entitling Northwest to terminate the merger agreement if specified declines in Pacific's market stock price were to occur, the benefits of increased liquidity to Northwest's shareholders, and business opportunities afforded by the merger. Management reported on the status of the due diligence review of Pacific. Northwest's counsel explained the terms of the director agreements relating to voting, noncompetition and trading restrictions under the federal securities laws. The directors were also updated on the merger communication plan.

        During the period from July 12, 2002, to July 19, 2002, counsel for Northwest and Pacific negotiated the precise wording of the terms of the merger agreement, the consulting agreement with Mr. Durkin and the employment agreement with Mr. Rasmussen, the directors' voting and noncompete agreements, and other ancillary documents in light of the parties' negotiations. All substantive issues regarding the business combination transaction were resolved by July 19, 2002, and draft disclosure schedules were exchanged by the parties on that date.

        On July 22, 2002, the Northwest board held a special meeting to review the definitive merger agreement and the fairness opinion delivered by Davidson. Mr. Durkin, senior management of Northwest, and a representative of Davidson again reviewed the reasons for and the potential benefits of the business combination with Pacific, the Davidson representative made a presentation regarding the financial terms of the transaction and the fairness, from a financial point of view, of the consideration to be paid by Pacific in the merger to the shareholders of Northwest, and management updated the directors regarding the merger communication plan. After discussion and detailed consideration of the merger agreement and of the factors discussed below under "—Reasons of Northwest for the Merger," the Northwest directors, all of whom were present, unanimously approved and authorized the execution of the merger agreement. The merger agreement was executed later that day.

REASONS OF NORTHWEST FOR THE MERGER

        The Northwest board of directors believes the merger is in the best interests of Northwest and the Northwest shareholders. The Northwest board unanimously recommends that Northwest shareholders vote for the approval of the merger agreement and the consummation of the transaction contemplated by that agreement.

        In reaching its determination to adopt the merger agreement, the Northwest board consulted with Northwest's management and its financial and legal advisors, and considered a number of factors. Following is a description of each of the material factors that the Northwest board believes favor the merger:

  •
  the Northwest board's assessment, based in part on presentations by D.A. Davidson & Co., Northwest's financial advisor, and its management and the results of the due diligence investigation of Pacific conducted by Northwest's management and financial and legal advisors, of the business, operations, capital level, asset quality, financial condition and earnings of Pacific on an historical and a prospective basis, and of the combined company on a pro forma basis including anticipated cost savings;

  •
  the Northwest board's knowledge of Northwest's business, operations, financial condition, earnings, asset quality and prospects;

  •
  the historical stock price performance and liquidity of Pacific common stock, and the resulting relative interests of Northwest shareholders and Pacific shareholders in the common equity of the combined company;

  •
  the value to be received by holders of Northwest common stock pursuant to the merger agreement in relation to the historical trading prices of Northwest common stock;

  •
  the financial and growth prospects for Northwest and its shareholders of a business combination with Pacific as compared to continuing to operate as a stand-alone entity and the associated business risks, including seeking growth through strategic acquisition of one or more smaller financial institutions;

  •
  the unique strategic opportunity presented by a merger of Pacific and Northwest to create one of the leading community banking franchises headquartered in the Pacific Northwest with combined assets of $3.2 billion and 59 offices in Oregon and Washington;

  •
  the information presented by Davidson to the Northwest board with respect to the merger and the opinion of Davidson that, as of the date of that opinion, the merger consideration was fair to the holders of Northwest common stock from a financial point of view (see "—Opinion of Northwest's Financial Advisor" on page 36);

  •
  the benefits to Northwest and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

  •
  the Northwest board's belief that the two companies share a common vision of the importance of customer service and local decisionmaking and that management and employees of Northwest and Pacific possess complementary skills and expertise;

  •
  the fact that Pacific has a history of paying cash dividends on its common stock, while Northwest has no plans to pay cash dividends for the foreseeable future (see "Pro Forma Condensed Combined Unaudited Financial Information—Per Common Share Data" on page 13);

  •
  the current and prospective economic and competitive environment facing the financial services industry generally, and Northwest in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Northwest;

  •
  the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments which significantly impact industry competitive conditions;

  •
  the expected impact of the merger on the constituencies served by Northwest, including its customers, depositors, employees and communities;

  •
  the fact that Pacific has agreed to (i) employ Daniel J. Durkin and Christian R. Rasmussen, presently Chairman and Chief Executive Officer and President, respectively, of Northwest, as Vice Chairman of Pacific and President of the Oregon region, respectively, of Pacific Northwest Bank, (ii) appoint Mr. Durkin and another current director of Northwest to the Pacific and Pacific Northwest Bank boards of directors, and (iii) appoint other members of the board of directors of Northwest and Kathryn L.M. Spere, presently Executive Vice President of Northwest, as members of an advisory board for the Oregon operations of Pacific, all of which are expected to provide a degree of continuity and involvement by Northwest constituencies following the merger, in furtherance of the interests of Northwest's shareholders, customers and employees;

  •
  the employee and severance benefits to be provided to Northwest employees and career opportunities in a larger organization;

  •
  the expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code (see "—Certain Federal Income Tax Consequences" on page 45);

  •
  the fact that Pacific has existing resources to fund the cash portion of the merger consideration;

  •
  the previous experience of management of Pacific in integrating acquired financial institutions, including management information systems; and

  •
  the Northwest board's assessment, with the assistance of counsel, concerning the likelihood that Pacific would obtain all regulatory approvals required for the merger.

        In the course of its deliberations regarding the merger, the Northwest board also considered the following information which the Northwest board determined did not outweigh the benefits to Northwest and its shareholders expected to be generated by the merger:

  •
  the federal income tax consequences to Northwest shareholders who receive cash in exchange for their shares of Northwest common stock in the merger;

  •
  that the directors and officers of Northwest have interests in the merger in addition to their interests generally as Northwest shareholders (See "—Interests of Certain Persons in the Merger" on page 43); and

  •
  the effect of the $3 million termination fee in favor of Pacific, including the risk that the termination fee might discourage third parties from offering to acquire Northwest by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to Pacific's willingness to enter into the merger agreement.

        The foregoing discussion of the information considered by the Northwest board is not intended to be exhaustive but includes all of the material factors considered by the Northwest board. In the course of its deliberations with respect to the merger, the Northwest board discussed the anticipated impact of the merger on Northwest, its shareholders, and its various other constituencies, and determined that the benefits to Northwest and its constituencies expected to result from the merger would likely outweigh any disadvantages identified during the board's deliberations. In reaching its determination to approve and recommend the merger, the Northwest board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

REASONS OF PACIFIC FOR THE MERGER

        The merger with Northwest will allow Pacific to expand its commercial banking franchise into the state of Oregon and into the Portland metropolitan area in particular. This is consistent with Pacific's strategy to expand into major business communities along the Interstate 5 corridor. See "Businesses of the Parties to the Merger—Pacific—Business Strategy" at page 59. Pacific and Northwest share similar customer banking strategies and philosophies and have compatible deposit and loan products.

        In approving the merger agreement, Pacific's board of directors also considered, among other things:

  •
  the expectation that the transaction will be accretive to Pacific's earnings per share for 2003;

  •
  information concerning the financial performance and condition, business operations, capital level and asset quality of Northwest and projected results and prospects of Pacific and Northwest on a combined basis, including anticipated revenue increases and cost savings;

  •
  the terms of the merger agreement, including the mutual covenants and conditions and the circumstances under which Pacific would receive a termination fee;

  •
  the likelihood of obtaining the regulatory approvals required to consummate the merger; and

  •
  the effect of the merger on the depositors, employees, customers and communities served by Pacific.

OPINION OF NORTHWEST'S FINANCIAL ADVISOR

        Northwest's board retained D.A. Davidson & Co. on June 10, 2002, on an exclusive basis, to provide financial advisory services in connection with and to deliver a fairness opinion if the board decided to proceed with the proposed merger. Davidson, as part of its investment banking business, is engaged in the valuation of banking and other businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Northwest's board of directors retained Davidson based on its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions. Davidson makes a market in both Northwest's and Pacific's common stock and publishes a research recommendation on Northwest.

        On July 22, 2002, Davidson presented its fairness opinion to Northwest's board of directors at the meeting during which the directors considered and approved the merger agreement. The Davidson fairness opinion stated that, as of the date of the meeting, the merger consideration to be paid by Pacific pursuant to the merger agreement is fair from a financial point of view to the holders of Northwest common stock.

        Davidson's opinion is directed to Northwest's board of directors and addresses only the merger consideration specified in the merger agreement. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote at the special meeting of shareholders with respect to the merger.

Summary of Financial Terms of Proposed Merger. Davidson reviewed the financial terms of the proposed transaction. Based on the closing price of Pacific on July 19, 2002 of $27.15, Davidson calculated an implied transaction value per share of Northwest common stock of $22.34. The implied aggregate transaction value was approximately $84.3 million at that date, which includes $73.3 million for all common stock, as well as $9.2 million for outstanding stock options and $1.8 million for outstanding warrants to purchase Northwest common stock. Based upon the implied transaction value and Northwest's June 30, 2002 financial information, Davidson calculated the following ratios:

• Implied value/Book value	2.7x
• Implied value/Last twelve months EPS	21.5x
• Implied value/Assets	20.7%

        Davidson noted that the implied transaction value represented a 19.8% premium over the July 19, 2002 closing price of Northwest common stock of $18.64.

Review Procedures. In connection with providing its opinion, Davidson:

  •
  reviewed the merger agreement;

  •
  reviewed certain publicly available financial statements and regulatory information concerning Northwest and Pacific;

  •
  reviewed certain internal financial statements and other financial and operating data of Northwest and Pacific provided by management of Northwest and Pacific;

  •
  discussed the past and current operations, financial condition, and future prospects of Northwest and Pacific with executive management of each;

  •
  compared the relative contributions of assets, liabilities, income and expenses of each to the resulting company in the merger and to the relative ownership after the proposed merger is completed;

  •
  analyzed the pro forma results that the combined company could produce through the end of 2003 and 2004 based upon forecasts prepared by management of Northwest and of Pacific; and.

  •
  performed other analyses and reviews, as Davidson deemed appropriate.

        In connection with its review, Davidson relied upon and assumed the accuracy and completeness of all of the information listed above that was provided to Davidson or obtained through public sources. Davidson does not assume any responsibility for independent verification of the information. Davidson assumed that the internal confidential financial projections prepared by both managements were reasonably prepared, reflecting the best currently available estimates and judgments of the future financial performance of the combined operations, and did not independently verify the validity of assumptions made.

        Davidson did not make any independent evaluation or appraisal of the assets and liabilities of Northwest or Pacific, nor was Davidson furnished with any appraisals. Davidson did not examine individual loan files of Northwest or Pacific. Davidson is not an expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for loan losses.

        Davidson provided its opinion without regard to the necessity for, or level of, any restrictions, obligations, undertakings or other actions which may be imposed or required in the course of obtaining regulatory approval for the merger. Its opinion is necessarily based on economic, monetary, market and other conditions in effect on, and the information made available to Davidson as of, July 21, 2002.

        Davidson was not asked to, and did not, solicit indications of interest in a potential transaction from other third parties. No limitations were imposed on Davidson regarding the scope of its investigation or otherwise by Northwest or Pacific.

Valuation Methods. In connection with providing its opinion, Davidson performed a variety of financial analyses, including those summarized in the following sub-sections. The information provided in these sections is not a complete description of the analyses that Davidson used in reaching its opinion. Preparation of a fairness opinion involves various determinations and judgments as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances.

        In performing its analyses, Davidson made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Northwest, Pacific, the combined company and Davidson.

        The summary analyses presented by Davidson to Northwest's board of directors on July 22, 2002, included the following:

  •
  Comparable Company Analysis and Stock Trading Data History

  •
  Dividend Pickup Analysis

  •
  Analysis of Relative Contributions of Parties

  •
  Comparison to Selected Merger Transactions

  •
  Discounted Dividend and Terminal Value Analysis

  •
  Pro Forma Acquisition Analysis: Accretion/Dilution Analysis

        The following table summarizes the valuation methodologies and range of values that Davidson believed to be material in supporting its fairness conclusion:

Comparable Company Analysis	Northwest	Northwest Comparable Bank Avg.	Pacific	Pacific Comparable Bank Avg.
Price/2002 estimated EPS	16.1x	13.6x	13.5x	14.2x
Price/2003 estimated EPS	13.8x	11.9x	12.2x	11.7x
Price/Book value	2.2x	1.9x	2.0x	2.1x

Contribution Analysis (as of and for the three months ended June 30, 2002)

	Northwest	Pacific	Exchange Ratio	Implied Per Share Value*
Non-interest income	7.5%	92.5%	0.377x	$10.25
Assets	11.0%	89.0%	0.575x	$15.60
Est. 2002 net income	11.1%	88.9%	0.578x	$15.69
Net loans	11.4%	88.6%	0.596x	$16.18
Net income	11.8%	88.2%	0.617x	$16.75
Net interest income	11.8%	88.2%	0.620x	$16.84
Equity	11.9%	88.1%	0.628x	$17.06
Deposits	12.5%	87.5%	0.661x	$17.94
Market capitalization	12.9%	87.1%	0.687x	$18.65
Tangible equity	12.9%	87.1%	0.689x	$18.69

*
Based on Pacific's closing price of $27.15 on July 19, 2002.

Merger Transaction Analysis

Implied Value per share range
Group I	$17.64 to $19.00
Group II	$17.14 to $21.81
Group III	$15.63 to $20.29
Group IV	$17.72 to $22.99
Discounted Dividend and Terminal Value Analysis
Discounted present value of Northwest shares	$15.03 to $38.29

Comparable Company Analysis. Using publicly available information, Davidson compared financial information and market trading information of Northwest and Pacific based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including but not limited to, price to book values, price to earnings and dividend yields, to certain selected bank holding companies.

        For the purpose of such analysis, the financial information used by Davidson is as of and for the three months ended June 30, 2002 when available, and for the three months ended March 31, 2002 when June data was not yet available. Market price information is as of July 19, 2002. For comparison to Northwest, Davidson used the following 10 comparably-sized, exchange-traded banking companies in Oregon and Washington:

AmericanWest Bancorporation	American Pacific Bank
Cascade Financial Corp.	Cascade Bancorp
City Bank	Centennial Bancorp
Cowlitz Bancorporation	Columbia Bancorp
Washington Banking Co.	Pacific Continental Corp.

        For comparison to Pacific, Davidson used the following 20 comparably-sized, exchange-traded banking companies in Oregon, California and Washington:

Cathay Bancorp, Inc.	Silicon Valley Bancshares
CVB Financial Corp.	TriCo Bancshares
East West Bancorp, Inc.	UCBH Holdings, Inc.
First Banks America, Inc.	VIB Corp.
First Community Bancorp	Westamerica Bancorp.
First Republic Bank	Umpqua Holdings Corp.
GBC Bancorp	West Coast Bancorp
Hanmi Financial Corp.	Banner Corporation
Mid-State Bancshares	Columbia Banking System
Pacific Capital Bancorp.	Frontier Financial Corp.

        Davidson's analysis showed the following concerning Northwest's financial performance:

	Bank of the NW Performance	Comparable Company Average	Comparable Company Median
Return on average assets	1.22%	1.43%	1.29%
Return on average equity	15.6%	13.4%	14.8%
Net interest margin	4.68%	5.18%	6.00%
Efficiency ratio	56.4%	57.3%	56.0%
Ratio of total equity to total assets	7.7%	10.4%	9.3%
Ratio of non-performing assets to total assets	0.07%	1.35%	1.08%
Ratio of loan loss reserve to total loans	1.37%	1.49%	1.34%

        Davidson's analysis further showed the following concerning Northwest's market performance:

  •
  that Northwest's share price to I/B/E/S earnings estimate per share multiple based on 2002 projected earnings was 16.1 times, compared to an average of 13.6 and median of 12.6 (I/B/E/S/ International is a source of analysts' earnings expectations data);

  •
  that its share price to I/B/E/S earnings estimate per share multiple based on 2003 projected earnings was 13.8 times, compared to an average of 11.9 and median of 10.8;

  •
  that its price to book value per share was 2.23 times, compared to an average of 1.85 and median of 1.67; and

  •
  that it paid no dividend compared to an average dividend yield for the seven comparable companies that paid dividends of 1.88%.

        Davidson's analysis showed the following concerning Pacific's financial performance:

	Pacific Performance	Comparable Company Average	Comparable Company Median
Return on average assets	1.12%	1.29%	1.30%
Return on average equity	15.8%	14.6%	14.4%
Net interest margin	4.12%	4.87%	4.87%
Efficiency ratio	57.8%	54.9%	60.1%
Ratio of total equity to total assets	7.1%	9.1%	8.7%
Ratio of non-performing assets to total assets	0.73%	0.60%	0.48%
Ratio of loan loss reserve to total loans	1.19%	1.71%	1.60%

        Davidson's analysis further showed the following concerning Pacific's market performance:

  •
  that Pacific's share price to I/B/E/S earnings estimate per share multiple based on 2002 projected earnings was 13.5 times, compared to an average of 14.2 and median of 14.5;

  •
  that its share price to I/B/E/S earnings estimate per share multiple based on 2003 projected earnings was 12.2 times, compared to an average of 11.7 and median of 11.7;

  •
  that its price to book value per share was 2.04 times, compared to an average of 2.08 and median of 1.80; and

  •
  that its dividend yield was 2.06% compared to an average dividend yield for the 14 comparable companies that paid dividends of 2.16%.

Stock Trading Data History. Shares of Northwest have traded on 308 of the possible 386 trading days between January 1, 2001 and July 19, 2002, or on 80% of the possible days. Shares of Pacific traded on every trading day during the same period. The average daily volume, for the period April 1, 2002 to June 30, 2002, for Northwest was 3,884 shares and for Pacific was 52,197 shares.

        Davidson reviewed weekly stock price data for Northwest common stock and Pacific common stock compared to the Nasdaq Bank Index for the period from January 1, 2001 through July 19, 2002. This analysis showed that on a relative performance basis, the value of Northwest's stock increased 99% and the value of Pacific's stock increased 97%, compared with an increase of 12% for the Nasdaq Bank Index. During this same time frame, the Dow Jones Industrial Average was down 26% and the S&P 500 Index was down 36%.

Dividend Pickup Analysis. Northwest shareholders who receive Pacific stock in the merger, will also be eligible to receive any cash and stock dividends paid by Pacific to its shareholders. Assuming that shareholders receive 0.82 shares of Pacific, and assuming that Pacific pays the same $0.56 per share dividend that it paid in 2001, Northwest shareholders would have received $0.44 per Northwest share in cash dividends during the same period. Pacific has historically paid its cash dividends to shareholders on a quarterly basis. Northwest has never paid a cash dividend. Pacific makes no assurance in the merger agreement that Pacific will pay any dividends to common shareholders after the merger is completed.

Analysis of Relative Contribution of Parties. In preparing its opinion, Davidson also reviewed the relative financial contributions of Northwest and Pacific to certain pro forma balance sheet and income statement items of the combined entity. The chart below shows these percentage contributions.

Relative Contributions as of and for the three months ended June 30, 2002

	Northwest	Pacific	Exchange Ratio	Implied Per Share Value*
Non-interest income	7.5%	92.5%	0.377x	$10.25
Assets	11.0%	89.0%	0.575x	$15.60
Est. 2002 net income	11.1%	88.9%	0.578x	$15.69
Net loans	11.4%	88.6%	0.596x	$16.18
Net income	11.8%	88.2%	0.617x	$16.75
Net interest income	11.8%	88.2%	0.620x	$16.84
Equity	11.9%	88.1%	0.628x	$17.06
Deposits	12.5%	87.5%	0.661x	$17.94
Market capitalization	12.9%	87.1%	0.687x	$18.65
Tangible equity	12.9%	87.1%	0.689x	$18.69

*
Based on Pacific's closing price of $27.15 on July 19, 2002.

        The per share consideration, using the Pacific closing price on July 19, 2002 of $27.15, is $22.34, which compares favorably to the implied per share value range above of $10.25 to $18.69.

        Considering only the 1,749,882 common shares of Pacific to be exchanged for a portion of the outstanding Northwest common shares (and not giving any value to the cash component of the merger consideration or the exchange of Northwest options or warrants for Pacific options or warrants to purchase Pacific common shares), Northwest common shareholders will own approximately 10.3% of the combined company based upon the relative amounts of common stock owned by Northwest and Pacific common shareholders following closing of the transaction. In addition to the stock component of the merger consideration, Northwest shareholders will receive an amount of cash as described above. If the merger consideration were paid fully in stock, holders of Northwest's common shares would own approximately 15.1% of the combined company based on common shares outstanding at June 30, 2002.

Comparison to Selected Merger Transactions. After completing its analysis of the appropriateness of the total merger consideration based on the relative contributions of the parties, Davidson reviewed other merger transactions to further validate its opinion.

        There were 258 announced transactions involving an acquisition of a commercial bank during the period January 1, 2001 to July 19, 2002. Davidson reviewed publicly available information for the following sub-groups of these 258 transactions:

Group I	32 of the 258 transactions in which the acquired commercial bank had assets of $250 - 500 million at announcement.
Group II
64 of the 258 transactions in which the acquired commercial bank reported a return on average assets for the last reported quarter before announcement of 1.0 - 1.5%. These acquired banks ranged in size from $16 million to $74 billion in assets at announcement.
Group III
64 of the 258 transactions in which the acquired commercial bank reported its ratio of non-performing assets to total assets to be less than 0.25%. These acquired banks ranged in size from $10 million to $3 billion in assets at announcement.
Group IV
12 of the 258 transactions which involved an acquired commercial bank with $250 - 500 million in assets and which reported for the last reporting period prior to announcement that its return on average equity was 1.0 - 1.5% and its ratio of non-performing assets to total assets was less than 0.25%. Two of these transactions were announced after January 1, 2002.

        Davidson reviewed the multiples of transaction value for common shareholders at announcement to last twelve months' earnings, to book value, and to assets and reviewed the core deposit premium paid based upon the transaction value for common shareholders and computed the average multiples and premiums for each of the four groups of transactions. These multiples were applied to Northwest's financial information for the quarter and last twelve months ended June 30, 2002.

        As illustrated in the table below, Davidson derived an imputed range of values per share of Northwest common stock of $15.63 - $21.81 based upon the median multiples for transactions in Groups I, II and III and $17.72 to $22.99 for the Group IV transactions. Based upon Pacific's closing stock price of $27.15 on July 19, 2002, the implied transaction value of the merger per share of Northwest common stock as calculated by Davidson is $22.34.

	Group I		Group II		Group III		Group IV
	Median Multiple	Implied Value	Median Multiple	Implied Value	Median Multiple	Implied Value	Median Multiple	Implied Value
Transaction Value/LTM EPS	17.3x	$17.82	16.7x	$17.20	17.2x	$17.72	17.2x	$17.72
Transaction Value/Book Value	2.11x	$17.64	2.05x	$17.14	1.87x	$15.63	2.38x	$19.90
Transaction Value/Assets	17.6%	$19.00	20.2%	$21.81	18.8%	$20.29	21.3%	$22.99
Transaction Value/ Core Deposit Premium	16.8%	$18.73	16.0%	$18.23	12.2%	$15.88	18.6%	$19.84

Discounted Dividend and Terminal Value Analysis. To further test the value of the proposed merger consideration, Davidson compared the acquisition consideration price to the implied value of Northwest's future cash and earnings contribution using a discounted dividend method of analysis. To use this method, Davidson, with input from Northwest management, estimated the future stream of cash flows that Northwest could produce over the next five years, under various circumstances, assuming Northwest performed in accordance with the earnings forecasts of Northwest's management. Davidson then estimated a terminal value for Northwest common stock at the end of the period by applying multiples ranging from 10.0 times to 20.0 times earnings projected in year five. The cash flow streams and terminal values were then discounted to present values using different discount rates (ranging from 13.0% to 17.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Northwest common stock. A 25% dividend payout ratio was assumed for Northwest. The discounted dividend analysis indicated a reference range of $15.03 to $38.29 per Northwest share. These values compare to the acquisition consideration of $22.34 per Northwest share, using Pacific's closing price on July 19, 2002 of $27.15.

Pro Forma Acquisition Analysis: Accretion/Dilution Analysis. Davidson reviewed projections prepared by the managements of Northwest and Pacific for year-end 2003 and 2004.

        The earnings projections for Northwest and Pacific used by Davidson in its analysis were based upon internal projections for the years ending December 31, 2002 and December 31, 2003. The earnings projections furnished to Davidson by Northwest and Pacific were prepared for internal purposes only and not with a view towards public disclosure. The projections assume that there will be no substantial shift in future economic, financial market, competitive and regulatory conditions, all of which are difficult or impossible to predict and largely beyond the control of both parties to the proposed merger. With respect to all financial projections prepared by Northwest's and Pacific's management used by Davidson in its analysis, Davidson assumed that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Northwest and Pacific and that such performances will be achieved. Davidson expressed no opinion as to such financial projections or the assumptions on which they were based.

        Actual results achieved by the combined company following the merger may vary from this and other forecasts, and the variations may be material. Like all forward-looking statements, this analysis produces results that are inherently uncertain.

        This review examined whether and by how much the proposed transaction is expected to be accretive to Pacific's earnings in 2003, the anticipated first full year of the combined company's operations. The critical part of this analysis is the set of assumptions which drive the earnings per share estimate.

        Davidson concurred with both companies' managements' assertion that the proposed merger will be accretive to Pacific's shareholders in 2003.

        Relationship of Davidson to Northwest and Pacific. Northwest agreed to pay Davidson for its financial advisory service and for rendering its fairness opinion, a fee of between 0.55% and 0.60% of the aggregate consideration paid by Pacific, of which $125,000 has already been paid. Northwest has also agreed to reimburse Davidson for its reasonable out-of-pocket expenses incurred in connection with its engagement. Northwest also agreed to indemnify Davidson, its affiliates, directors, officers, agents, managers, members, attorneys, shareholders, employees and controlling persons against certain expenses and liabilities in connection with its engagement.

        In April 2001, Davidson acted as placement agent for an offering of up to 330,000 shares of Northwest common stock for an aggregate offering price of $4,125,000, for which Davidson received a fee of $118,750.

        Davidson acts as a market maker in both Northwest and Pacific common stock. In the ordinary course of Davidson's business, Davidson and its affiliates may actively trade securities of Northwest and Pacific for their own account and for the accounts of customers, and may, therefore, at any time hold a long or short position in such securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        Stock Ownership.    The directors, executive officers and principal shareholders of Northwest, together with their affiliates, beneficially owned (assuming the exercise of their outstanding options and warrants), as of the record date for the special meeting, a total of 652,629 shares of Northwest common stock representing 18.05% of all outstanding shares of Northwest common stock and options and warrants to purchase Northwest common stock which may be immediately exercisable on the effective date of the merger. The directors and executive officers of Northwest will receive the same consideration in the merger for their shares as the other shareholders of Northwest, plus cash for options and warrants, if any, exercised by them prior to the effective date. None of the directors or executive officers of Northwest has indicated that he or she has any plans to exercise his or her options or warrants prior to the completion of the merger. Various members of Northwest's management and the Northwest board have other interests in the merger, as described below, that are in addition to their interests as Northwest shareholders. The Northwest board is aware of those interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

        Stock Options and Warrants.    At the effective date of the merger, Northwest options and warrants to purchase Northwest common stock held by each Northwest employee and each Northwest director will be converted into options and warrants to purchase Pacific common stock based on an exchange ratio of ..82 shares of Pacific common stock for each Northwest share. As of the date of this proxy statement/prospectus, the officers and other employees of Northwest held options and warrants to acquire a total of 564,275 shares of Northwest common stock and the non-employee directors of Northwest held options acquire a total of 65,950 shares of Northwest common stock. At the exchange ratio of .82 shares of Pacific common stock for each share of Northwest common stock, these options and warrants will be converted to options and warrants to purchase a total of 516,784 shares of Pacific common stock on the effective date of the merger. All the Pacific options and warrants will be immediately and fully exercisable except to the extent that a holder of an option waives his or her right to acceleration of vesting as a result of the merger.

        The following table sets forth information as of September 19, 2002, regarding outstanding stock options and warrants to purchase Northwest common stock held by Northwest's Chief Executive Officer, the four other highest paid executive officers of Northwest during 2001, the other Northwest executive officers as a group, all non-employee directors as a group, and all other current employees as a group.

Name and Position	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price	Number of Shares Underlying Outstanding Warrants	Exercise Price	Implied Value(1)
Daniel J. Durkin Chairman of the Board and Chief Executive Officer	100,674	$7.68	36,241	$6.01	$2,264,574
Christian R. Rasmussen President	65,063	$9.03	0		$879,652
Mark A. Coffey Executive Vice President and Chief Financial Officer	41,439	$8.65	0		$576,002
Cheryl L. Cebula Senior Vice President	23,585	$10.54	0		$283,256
Hadley S. Robbins Senior Vice President and Chief Credit Officer	25,743	$8.80	0		$353,966
All other executive officers as a group	79,785	$7.37	35,636	$6.01	$1,800,556
All non-employee directors as a group	65,950	$9.06	0		$889,666
All non-executive employees as a group	156,109	$8.46	0		$2,199,576

(1)
Reflects the implied value of the outstanding stock options, and warrant, (all of which are in-the-money) based on the exchange ratio of .82 Pacific shares, yielding a merger value of $22.55 per Northwest share on September 19, 2002. See "The Merger—Merger Consideration" beginning on page 21 for additional information regarding merger values based on various closing prices on Pacific common stock.

        Northwest Change in Control Obligations.    Northwest is a party to employment agreements with three executives (Daniel J. Durkin, Christian R. Rasmussen and Kathryn L.M. Spere) which generally provide for a severance benefit equal to the dollar amount of the continued payment of salary and all benefits under the agreement for 30 months after consummation of the merger. Northwest is a party to a change of control agreement with Mark A. Coffey which provides for a severance benefit equal to the dollar amount of the continued payment of his base salary and continued group medical benefits for 30 months after consummation of the merger. Northwest is also a party to change-in-control agreements with: (a) two other bank executives which provide for a lump sum payment in an amount equal to one year's salary after consummation of the merger; and (b) six other bank executives which provide for a lump sum payment in an amount equal to six months' salary if their employment is terminated within one year following consummation of the merger. The total estimated cost of the aggregate cash payments payable under these agreements after consummation of the merger is approximately $2.3 million.

        Pacific Employment Agreements.    As a condition to entering into the merger agreement, Pacific required Christian R. Rasmussen to enter into a severance/change of control agreement, and Daniel J. Durkin to enter into an employment agreement.

        Mr. Rasmussen's severance/change of control agreement provides for payment to Mr. Rasmussen of an amount equal to his W-2 income before salary deferrals for the twelve-month period preceding termination of his employment as President of the Oregon region of Pacific Northwest Bank if Pacific terminates his employment without cause or he terminates his employment for good reason. Upon a change of control, Mr. Rasmussen is generally entitled to receive a four-year employment contract with the successor entity (the "successor contract") which provides that if Mr. Rasmussen leaves his employment with the successor company, whether voluntarily or involuntarily (other than discharge for cause) within twelve months after a change of control occurs (or before a change of control occurs if, prior to the termination of his employment, the Pacific board has authorized proceeding with negotiations which result in a change of control), he will receive an amount equal to two times his W-2 income before salary deferrals for the twelve-month period preceding termination of his employment. The successor contract would also grant Mr. Rasmussen the right to terminate the agreement commencing 25 months following the change of control through the 30th month following the change of control for any reason and the right to receive a single cash payment in an amount equal to all compensation received in the past twelve months upon such termination. This severance/change of control agreement will terminate upon the voluntary resignation, retirement, disability or death of Mr. Rasmussen, except that if he should become disabled or die after the board of directors has authorized negotiations which result in a change in control of Pacific or within twelve months after a change in control has occurred, if Mr. Rasmussen is then employed by Pacific, the change in control payment would be due to Mr. Rasmussen or his estate.

        Mr. Durkin's employment contract is for a term of three years and provides for Mr. Durkin to serve as Vice Chairman of Pacific's board, a non-executive officer position. Mr. Durkin will receive a base salary of $220,471 per year and employee benefits, but will receive no additional compensation for serving as a member of Pacific's board, or as a member of the advisory board of Pacific Northwest Bank. Upon a change of control, Mr. Durkin has the option to terminate the agreement and receive a lump sum payment in an amount equal to the compensation Mr. Durkin would have received for the balance of the term of the employment contract.

        Oregon Advisory Board of Pacific Northwest Bank.    The merger agreement provides that each member of Northwest's board who wishes to serve and Kathryn L. M. Spere will be appointed to an advisory board established by Pacific Northwest Bank, the purpose of which will be to advise Pacific Northwest Bank with respect to deposit and lending activities in the Oregon market area and to maintain and develop customer relationships. The advisory board will meet at least quarterly for three years following the consummation of the merger. Each member of the advisory board (other than Mr. Durkin) will receive a fee of $1,000 for each advisory board meeting attended, and an annual retainer of $2,500. Service on the advisory board will constitute continued service for the purpose of the Northwest option plan, with the effect that the Pacific options received by the Northwest directors will not expire until 90 days after they cease to serve as members of the advisory board.

        Indemnification and Insurance.    Pacific will indemnify and cause the persons serving as officers and directors of Northwest immediately prior to the effective date to be covered for a period of six (6) years after the effective date of the merger by the current policies of the directors and officers liability insurance maintained by Northwest with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective date.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Northwest common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

        This discussion assumes that the Northwest shareholders hold their shares of Northwest common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Northwest shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:

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  financial institutions, mutual funds or insurance companies;

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  tax-exempt organizations;

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  S corporations or other pass-through entities;

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  Northwest shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code; or

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  Northwest shareholders who received their Northwest common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

        Consummation of the merger is conditioned upon the receipt by Northwest of the opinion of Keller Rohrback LLP, counsel to Pacific, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service ("IRS") or the courts, and neither Northwest nor Pacific intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

        Assuming the facts as set forth in the opinion referred to above occur, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges his or her Northwest common stock for cash, Pacific common stock or a combination of cash and Pacific common stock.

        Exchange Solely for Cash. In general, if pursuant to the merger a holder exchanges all of his or her shares of Northwest common stock solely for cash that holder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Northwest common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder's holding period with respect to the Northwest common stock surrendered is more than one year. Notwithstanding the foregoing, if a holder exchanges all of his or her shares of Northwest common stock solely for cash and either (1) is deemed to constructively own shares of Northwest common stock that were exchanged for shares of Pacific common stock or (2) owns shares of Pacific common stock, cash received by such shareholder may be taxed as a dividend rather than as a capital gain. The consequence to such shareholders may be similar to the consequences described below under the heading "—Exchange for Pacific Common Stock and Cash," except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of the holder's gain.

        Exchange Solely for Pacific Common Stock. If pursuant to the merger a holder exchanges all of his or her shares of Northwest common stock solely for shares of Pacific common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Pacific common stock (as discussed below). The aggregate adjusted tax basis of the shares of Pacific common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Northwest common stock surrendered for the Pacific common stock (reduced by the tax basis allocable to any fractional share of Northwest common stock for which cash is received), and the holding period of the Pacific common stock will include the period during which the shares of Northwest common stock were held. If a holder has differing bases or holding periods in respect of his or her shares of Northwest common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Pacific common stock received in the exchange.

        Exchange for Pacific Common Stock and Cash. If pursuant to the merger a holder exchanges all of his shares of Northwest common stock for a combination of Pacific common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Pacific common stock received pursuant to the merger over that holder's adjusted tax basis in his or her shares of Northwest common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain if the holder's holding period with respect to the Northwest common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See "—Possible Treatment of Cash as a Dividend" below.

        The aggregate tax basis of Pacific common stock received by a holder that exchanges his or her shares of Northwest common stock for a combination of Pacific common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Northwest common stock surrendered for Pacific common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Pacific common stock will include the holding period of the shares of Northwest common stock surrendered. If a holder has differing bases or holding periods in respect of his or her shares of Northwest common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Pacific common stock received in the exchange.

        Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder's deemed percentage stock ownership of Pacific. For purposes of this determination, the holder is treated as if he or she first exchanged all of his or her shares of Northwest common stock solely for Pacific common stock and then Pacific immediately redeemed (the "deemed redemption") a portion of the Pacific common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1)"not essentially equivalent to a dividend" or (2) "substantially disproportionate" with respect to the holder.

        Whether the deemed redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. At a minimum, however, in order for the deemed redemption to be not "essentially equivalent to a dividend", the deemed redemption must result in a "meaningful reduction" in the holder's deemed percentage stock ownership of Pacific. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis. In general, determining whether a "meaningful reduction" has occurred requires a comparison of (1) the percentage of the outstanding stock of Pacific that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Pacific that is actually and constructively owned by the holder immediately after the deemed redemption. The deemed redemption, generally, will be "substantially disproportionate" with respect to a holder if the percentage described in (2) above is less than 80% of the percentage described in (1) above. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the holder. As these rules are complex, each holder that may be subject to these rules should consult his or her tax advisor.

        Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of Pacific common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's aggregate adjusted tax basis of the share of Northwest common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Northwest common stock is more than one year.

        Dissenting Shareholders. Holders of Northwest common stock who dissent with respect to the merger as discussed in "Dissenters' Rights" beginning on page 53 of this proxy statement/prospectus, and who receive cash in respect of their shares of Northwest common stock will recognize capital gain equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

        Backup Withholding. Non-corporate shareholders of Northwest may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

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  furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

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  are otherwise exempt from backup withholding.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder's federal income tax liability, provided he or she furnishes the required information to the IRS.

        Reporting Requirements. Shareholders who receive Pacific common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Northwest's shareholders will be responsible for the preparation of their own tax returns.

        This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to a Northwest shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the merger.

CONDUCT OF BUSINESS PENDING THE MERGER

        Northwest.    Northwest has agreed in the merger agreement to operate its businesses in the usual, regular and ordinary course and to use its best efforts to preserve its business relationships and to retain key employees. The merger agreement provides that, except with the written consent of Pacific, Northwest may not:

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  amend its articles of incorporation or bylaws;

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  issue any additional shares of capital stock (except upon the exercise of outstanding options and warrants), options, warrants or other stock-based compensation rights;

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  offer any shares of common stock to its employees under Northwest's employee stock purchase plan;

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  dispose of or discontinue any of its assets, businesses or properties that exceed $100,000 in value or are otherwise material to Northwest;

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  merge, consolidate with, or acquire any business or property of any other party that exceeds $100,000 in value or is otherwise material to Northwest;

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  repurchase any of its capital stock, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend on Northwest common stock;

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  incur any additional debt except in the ordinary course of business;

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  increase compensation, pay bonuses or enter into severance arrangements;

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  amend any existing employment contract with any person or enter into any new employment contract;

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  adopt any new employee benefit plan or make any material change to an existing employee benefit plan;

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  make any capital expenditures exceeding $100,000 individually or $500,000 in the aggregate;

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  enter into, renew or terminate any material contract or agreement or make any changes in any material lease or contract;

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  settle any claim for money damages in excess of $100,000 or that imposes material restrictions on Northwest;

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  organize or acquire any subsidiary;

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  extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, except that Northwest shall not, without prior notice to Pacific's chief executive officer or chief credit officer, make any new loan or renew any existing loan in excess of $2 million; or

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  change its lending, investment, liability management or other material banking policies in any material respect.

        Pacific.    Pacific has agreed in the merger agreement not to take certain actions relating to its operations without the prior approval of Northwest pending consummation of the merger. The merger agreement provides that, except with the written consent of Northwest, Pacific may not:

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  reclassify any of its capital stock or declare or pay a dividend on its capital stock (except for regular quarterly cash dividends or dividends paid by any of its wholly owned subsidiaries);

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  take any action that would prevent or impede the merger from qualifying as a reorganization within the meaning of section 368(a) of the Code;

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  amend its articles of incorporation;

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  effect a merger, consolidation or similar transaction in which Pacific is not the surviving corporation or there is a change of control of Pacific;

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  sell, lease or otherwise dispose of 25% or more of the assets or deposits of Pacific and its significant subsidiaries; or

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  issue or sell (including by way of merger, consolidation or share exchange) securities representing 25% or more of the voting power of Pacific or any of its significant subsidiaries (except for the exercise of outstanding options or the conversion of outstanding convertible securities).

CONDITIONS TO THE COMPLETION OF THE MERGER

        Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

        The respective obligations of Pacific and Northwest to complete the merger are subject to the following conditions:

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  approval of the merger agreement by Northwest's shareholders;

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  receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

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  absence of any pending or threatened claim, action, or investigation before a court or governmental agency that threatens to prevent the completion of the merger;

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  the absence of any order, decree or injunction of any court or agency that prohibits completion of the merger;

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  effectiveness of the registration statement for the Pacific shares to be issued in the merger;

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  approval by the Nasdaq National Market of listing of the shares of Pacific common stock to be issued in the merger;

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  accuracy of the other party's representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a "material adverse effect" on the party making those representations and warranties (see "—Representations and Warranties" below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

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  that there be no change or threatened change relative to: (a) the business of Northwest or Pacific (unless due to changes in banking regulations, accepted accounting principles, or general economic conditions, or acts approved by the other party) which is reasonably likely, individually or in the aggregate, to have a material adverse effect on such business, or (b) the ability of each party to complete the transaction, in the period from execution of the merger agreement to the effective date of the transaction;

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  execution and delivery of an employment agreement of Daniel J. Durkin and change of control and severance agreement with Christian R. Rasmussen; and

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  the receipt by Northwest and Pacific of an opinion of Pacific's counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

        The obligations of Pacific under the merger agreement are subject to the following conditions:

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  the absence of any arrangements for substantial business combinations, asset sales, or acquisitions by Northwest or its adoption of any anti-takeover or "golden parachute" provisions;

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  receipt by Pacific of agreements from each affiliate of Northwest relating to restrictions on disposition of Pacific shares received by such affiliates;

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  the number of shares for which cash is to be paid because the exercise of dissenters' rights of Northwest shareholders or because of the payment of cash in lieu of fractional shares must not exceed 9% of the outstanding shares of Northwest stock;

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  receipt of voting agreements from each director and each shareholder of Northwest controlling more than 5% of the outstanding shares of Northwest common stock; and

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  receipt of noncompetition and nonsolicitation agreements from each director of Northwest.

        The obligations of Northwest under the merger agreement are subject to the following conditions:

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  Northwest's financial advisor shall not have withdrawn its fairness opinion; and

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  nothing shall have come to Northwest's attention to cause it to have a reasonable belief that the merger will not be treated as a reorganization within the meaning of section 368(a) of the Code.

REPRESENTATIONS AND WARRANTIES

        Each of Northwest and Pacific has made representations and warranties to the other in the merger agreement as to, among other things:

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  corporate organization, existence and qualification to conduct business;

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  due authorization, execution, delivery and enforceability of the merger agreement;

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  capital structure;

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  governmental and third-party consents necessary to complete the merger;

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  absence of any violation of agreements or law or regulation as a result of the merger;

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  compliance with laws;

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  SEC and regulatory filings;

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  financial statements;

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  absence of material adverse changes;

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  employee benefit matters;

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  environmental matters;

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  loan portfolio;

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  tax treatment of the merger;

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  real estate and personal property;

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  material contracts;

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  agreements with regulatory agencies and regulatory approvals;

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  absence of legal proceedings and regulatory actions;

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  fees payable to financial advisors in connection with the merger; and

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  tax matters.

        Pacific has also made representations and warranties to Northwest with respect to (A) availability of sufficient cash and cash equivalents on hand to finance the merger and (B) ownership of Northwest common stock. Northwest has also made representations and warranties to Pacific with respect to the inapplicability of state anti-takeover laws and the receipt of a fairness opinion.

NO SOLICITATION BY NORTHWEST

        Northwest has agreed that it will not solicit, initiate, encourage or facilitate any inquiries with respect to any:

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  tender offer;

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  any proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving Northwest; or

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  any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, Northwest.

In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an "acquisition proposal."

        Northwest, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if Northwest's board determines, consistent with its fiduciary duties, that the proposal or offer would be likely to result in a transaction that is:

  •
  for either (A) a merger, reorganization or similar transaction involving Northwest, (B) a sale, transfer or other disposition of at least 50% of the assets of Northwest, or (C) the acquisition by a person of beneficial ownership of 50% or more of Northwest's common stock;

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  more favorable to Northwest shareholders from a financial point of view than the transaction contemplated by the merger agreement with Pacific; and

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  reasonably capable of being completed.

        In our discussion we refer to any offer or proposal described above as a "superior proposal." Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, Northwest must execute a confidentiality agreement with the other party and Northwest's board must promptly notify Pacific of the other party's proposal, any information requested from, and any such discussions or negotiations sought to be initiated or continued with, Northwest.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

        Pacific and Northwest have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Deposit Insurance Corporation, the Federal Reserve and various state and other regulatory authorities. We filed applications with these regulatory bodies seeking such approvals in early September, 2002. The merger cannot proceed in the absence of these regulatory approvals. Although Pacific and Northwest expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice ("DOJ") or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

        Pacific and Northwest are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

        Federal Deposit Insurance Corporation.    The acquisition of Northwest as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the "BMA") requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anticompetitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 ("CRA") in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.

        Oregon Department of Consumer and Business Services.    The Oregon Department of Consumer and Business Services must approve the change of control of Northwest. Under the Oregon Bank Act, an

Oregon bank to be acquired by an out-of-state bank like Pacific Northwest Bank must have been in existence and engaged in the business of banking in Oregon for not less than three years and the laws of the home state also must allow an Oregon bank to acquire a bank in the home state upon similar terms and conditions. Washington permits an out-of-state bank to acquire a Washington bank and Northwest has engaged in the banking business in the state of Oregon for more than three years. Consequently, both of these conditions can be met for the contemplated merger of Northwest with and into Pacific Northwest Bank.

        Washington Department of Financial Institutions.    The Washington Department of Financial Institutions must also approve the merger of Northwest into Pacific Northwest Bank.

        Federal Reserve Board.    The merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act of 1956. Based on the fact that the merger will be subject to FDIC approval, Pacific intends to file a waiver request with the Federal Reserve Board to waive the application requirements. If the waiver request is not approved, Pacific will file the required application and notifications with the Federal Reserve Board for approval of the merger.

        The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially reducing competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction. In addition, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks. It will also consider the convenience and needs of the communities to be served.

        The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the transaction from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed transaction.

        The merger agreement provides that if the merger has not been consummated on or before March 31, 2003 and Pacific and Northwest have not agreed upon an extension, the merger agreement may be terminated, subject to certain conditions, by Pacific or Northwest. Since there is the possibility that regulatory approval may not be obtained for a substantial period of time after approval of the merger agreement by Northwest's shareholders, there can be no assurance that the merger will be consummated by March 31, 2003. In addition, should regulatory approval require any material change, a resolicitation of shareholders may be required if regulatory approval is obtained after shareholder approval of the merger agreement.

DISSENTERS' RIGHTS

        Under Oregon law, shareholders who dissent from a proposed bank merger are entitled to the fair value of their shares under ORS 711.175 to ORS 711.185 of the Oregon Bank Act. Copies of these statutes are attached as Appendix B.

        In order to perfect his or her dissenters' rights, a shareholder must notify Northwest at or before the shareholder meeting that he or she is dissenting as to all shares of Northwest he or she beneficially owns or vote against the merger. Shareholders beneficially owning stock held by a fiduciary or a nominee (such as a securities dealer, broker, or trustee or administrator of a retirement savings plan) and wishing to dissent must consult with that fiduciary or nominee and Northwest in advance of the meeting regarding procedures for exercising dissent rights with respect to such shares. Shareholders holding shares through fiduciaries or nominees may not be entitled to exercise dissent rights directly.

        If the merger is approved, then within 30 days after the special meeting any dissenting shareholder who desires to receive the value in cash of his or her shares must make written demand on Northwest or Pacific and surrender his or her stock certificates, properly endorsed for transfer. Any dissenting shareholder who fails to make such written demand within the 30 day period, will be bound by the terms of the merger agreement.

        Within 30 days after the effective date of the merger, dissenting shareholders will receive from Pacific, as the surviving company, an acknowledgement of their dissent with a written offer to pay cash for the fair market value of those shares as determined by Pacific. If a shareholder notifies Pacific in writing that he or she accepts the offer, Pacific will pay the fair market value to the shareholder within 30 days after receiving the acceptance. If a shareholder declines Pacific's offer, the Oregon Department of Consumer and Business Services will appoint an appraiser, who will make a final determination of fair market value. Within 30 days after receiving notice of the appraiser's valuation, Pacific must pay the dissenting Northwest shareholders in accordance with the valuation. The costs of appraisal would be shared by Pacific and the dissenting shareholders unless the appraised value differs by more than 15% from Pacific's initial offer to dissenters. If Pacific's offer was less than the appraiser's valuation by more than 15%, Pacific would be required to pay the entire cost of valuation. If Pacific's offer was more than the appraiser's valuation by more than 15%, the dissenting shareholders who did not accept Pacific's initial offer would bear the entire cost of the valuation.

        In view of the complexity of Chapter 711 of the Oregon Bank Act and the requirement that shareholders must strictly comply with the provisions of Chapter 711 of the Oregon Bank Act, shareholders of Northwest who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

TERMINATION OF THE MERGER AGREEMENT

        General.    The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Northwest, in any of the following ways:

  •
  by mutual consent of Pacific and Northwest;

  •
  by either Pacific or Northwest, 60 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 14-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity, except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of a party to perform or observe its covenants contained in the merger agreement;

  •
  by either Pacific or Northwest, if the merger is not completed on or before March 31, 2003, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

  •
  by either Pacific or Northwest, if the approval of the shareholders of Northwest required for completion of the merger has not been obtained at the special meeting or any adjournment or postponement of the meeting;

  •
  by either Pacific or Northwest, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the effective date of the merger;

  •
  by either Pacific or Northwest if an event occurs between execution of the merger agreement and the effective date of the merger that has an adverse material effect on the business of the other party unrelated to changes in the banking industry, the general economy, accounting principles, or actions authorized by the party seeking to terminate the merger agreement;

  •
  by Pacific, if the number of shares for which cash is payable to dissenters and with respect to fractional shares would exceed 9% of the outstanding shares of Northwest common stock;

  •
  by Northwest if its board of directors determines that in light of a superior proposal it must terminate the merger agreement to comply with its fiduciary duties to Northwest and its shareholders, provided that Northwest may terminate the merger agreement solely in order to concurrently enter into a letter of intent, agreement in principle, an acquisition agreement or other similar agreement (an "acquisition agreement") related to a superior proposal. Furthermore, Northwest may terminate the merger agreement only after the fifth day following Pacific's receipt of a written notice advising Pacific that Northwest's board of directors is prepared to accept a superior proposal, and only if, during that five-day period, if Pacific so elects, Northwest has negotiated in good faith with Pacific to make adjustments in the terms and conditions of the merger agreement as would enable Pacific to proceed with the merger on those adjusted terms; or

  •
  by Northwest, if the price of Pacific common stock declines below certain levels established by formulas set forth in the merger agreement as described in the following paragraphs.

        Price-Based Termination.    According to the terms of the merger agreement, Northwest has the right to terminate the merger if prior to the effective date of the merger, either of the following conditions are satisfied:

  •
  the closing price of Pacific common stock for any of the three trading days preceding the determination date is less than $18.20, or

  •
  the closing price of Pacific common stock for any of the three trading days preceding the determination date is less than $23.80 and Pacific's stock price has underperformed an index group of banks specified in the merger agreement by more than 10% since July 19, 2002.

        The description in this section of Northwest's right to terminate the merger agreement because of a decline of Pacific's stock price is not complete and is qualified in its entirety by reference to the specific provisions of the merger agreement.

        It is not possible to know whether the price-based termination right will be triggered until after the third calendar day immediately prior to the effective date of the merger (the "determination date"). The Northwest board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Northwest board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial and legal counsel. If Northwest's shareholders approve and adopt the merger agreement at the special meeting and afterward the price-based termination right is triggered, the Northwest board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and/or the total cash consideration and without any further action by or resolicitation of the shareholders of Northwest, or to terminate the merger agreement.

        Termination Fee.    Northwest must pay Pacific a termination fee of $3 million if:

  •
  Northwest terminates the merger agreement in order to accept a superior proposal;

  •
  Northwest terminates the merger agreement because Davidson's fairness opinion is withdrawn for any reason and within six months of terminating the merger agreement Northwest enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination involving Northwest, or the sale of a substantial equity interest in, or a substantial portion of the assets of, Northwest; or

  •
  an acquisition proposal with respect to Northwest has been made known to Northwest and has been publicly announced or otherwise become public, or been made to the Northwest shareholders generally, and after which both of the following occurs:

  (a)
  the merger agreement is terminated by Pacific or Northwest because either (i) the Northwest shareholders fail to approve the merger agreement, or (ii) the merger is not completed on or before March 31, 2003, and prior to that date the shareholders of Northwest have not previously approved the merger; and

  (b)
  within six months of terminating the merger agreement (1) Northwest enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination, or the sale of a substantial equity interest in, or a substantial portion of the assets of Northwest.

        Northwest agreed to this termination fee arrangement in order to induce Pacific to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Northwest.

        Effect of Termination.    If the merger agreement is terminated, subject to the termination fee provisions, it will become void and there will be no liability on the part of Pacific or Northwest or their respective officers or directors, except that:

  •
  any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

  •
  certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

  •
  Pacific and Northwest each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

        Extension and Waiver.    At any time prior to the completion of the merger, each of Pacific and Northwest may, to the extent legally allowed:

  •
  extend the time for the performance of the obligations under the merger agreement;

  •
  waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

  •
  waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

        Amendment.    Subject to compliance with applicable law, Pacific and Northwest may amend the merger agreement at any time before or after approval of the merger agreement by Northwest shareholders. However, after approval of the merger agreement by Northwest shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Northwest shareholders.

STOCK MARKET LISTING

        Pacific common stock is listed on the Nasdaq National Market. Pacific has agreed to use its reasonable best efforts to cause the shares of Pacific common stock to be issued in the merger to be listed on the

Nasdaq National Market. It is a condition of the merger that those shares be listed on the Nasdaq National Market.

DIVIDENDS

        The merger agreement provides that, prior to the effective date:

  •
  Pacific may declare and pay its regular quarterly cash dividend and may increase its quarterly dividend in a manner consistent with past practice; and

  •
  Northwest shall not pay or declare any dividend.

RESALE OF PACIFIC COMMON STOCK

        The shares of Pacific common stock to be issued to shareholders of Northwest upon consummation of the merger have been registered under the Securities Act of 1933, as amended. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Northwest or Pacific as that term is defined in the rules under the Securities Act. Pacific common stock received by those shareholders of Northwest who are deemed to be "affiliates" of Northwest on the date of the special meeting may be resold without registration only to the extent provided for by rule 145, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act.

        An "affiliate" of Northwest is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Northwest. These restrictions generally are expected to apply to the directors and executive officers of Northwest. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Pacific will give stop transfer instructions to the transfer agent with respect to the shares of Pacific common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

        In the merger agreement, Northwest has agreed to use its best efforts to cause each person who may be deemed to be an affiliate of Northwest to enter into an agreement with Pacific providing that such affiliate will not sell, transfer, or otherwise dispose of the shares of Pacific common stock to be received by such person in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This proxy statement/prospectus does not cover any resales of Pacific common stock received by affiliates of Northwest.

ACCOUNTING TREATMENT

        The acquisition of Northwest will be accounted for using the purchase method of accounting by Pacific under generally accepted accounting principles. Accordingly, using the purchase method of accounting, the assets and liabilities of Northwest will be recorded by Pacific at their respective fair values at the time of the merger. The excess of Pacific's purchase price over the net fair value of assets acquired including identifiable intangible asset(s), and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Northwest will be included in Pacific's consolidated statement of income after the date of the merger. The intangible asset(s) will be amortized against the combined company's earnings following completion of the merger.

EXPENSES

        The merger agreement provides that each of Pacific and Northwest will pay its own expenses in connection with the transactions contemplated by the merger agreement.

BUSINESSES OF THE PARTIES TO THE MERGER

INDUSTRY OVERVIEW

        The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers' funds or lending sources for their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products, but the percentage of financial transactions handled by commercial banks has dropped steadily. Although the amount of deposits in banks is remaining relatively steady, such deposits represent less than 20% of household financial assets compared to over 35% twenty-five years ago. This trend represents a continuing shift to stocks, bonds, mutual funds and retirement accounts.

        Nonetheless, commercial banks are reducing costs by consolidation and exploring alternative products and different ways of delivering bank products. Although new community banks continue to be organized, bank mergers substantially outstrip formations.

        To more effectively and efficiently deliver their products, banks are opening in-store branches, installing more automated teller machines ("ATMs") and investing in technology to permit telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the gap between larger super-regional banks, committed to becoming national or regional "brand names" providing a broad selection of products at low cost and with advanced technology, and community banks that provide most of the same products but with a commitment to personal service and with local ties to the customers and communities they serve.

PACIFIC

        Pacific is a Washington corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Pacific is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Pacific Northwest Bank. Pacific Northwest Bank is headquartered in Seattle, Washington and conducts business from its 54 branch offices located in 18 counties throughout western and central Washington. As of June 30, 2002, Pacific had total assets of approximately $2.86 billion, total loans receivable of approximately $1.84 billion, total deposits of approximately $1.84 billion and shareholder's equity of approximately $202 million. Pacific was incorporated in 1994.

        Pacific Northwest Bank is a Washington state-chartered commercial bank. Pacific Northwest Bank offers a full range of financial services to commercial and individual customers, including short-term and medium-term loans, revolving credit facilities, inventory and accounts receivable financing, equipment financing, residential and commercial construction lending, agricultural lending, mortgage lending, equipment leasing, various savings programs, checking accounts, installment and personal loans, and bank credit cards. Pacific Northwest Bank also provides a broad range of depository and lending services to commercial, industrial and agricultural enterprises, governmental entities and individuals.

        Pacific and Pacific Northwest Bank previously conducted business as InterWest Bancorp, Inc. and InterWest Bank, respectively. In July 2000, InterWest Bank converted its charter from a state savings bank to a state commercial bank. This was consistent with the company's redefined focus on commercial banking activities. Effective September 1, 2000, InterWest Bancorp, Inc. changed its name to Pacific Northwest Bancorp and InterWest Bank changed its name to Pacific Northwest Bank. In conjunction with the name changes, Pacific moved its corporate headquarters to Seattle.

        Pacific intends to continue to emphasize changing the composition of the loan portfolio and the deposit base as part of the migration to a commercial bank. These changes are intended to have a positive impact on net interest income and service fee revenue while continuing to meet the needs of Pacific's customers. Investment products are also available through Pacific Northwest Financial Services, Inc. and insurance products are available through Pacific Northwest Insurance Agency, Inc., both wholly owned subsidiaries of Pacific Northwest Bank.

        Market Area.    In western Washington, Pacific serves the Interstate 5 corridor from the Canadian border south to Centralia and the Olympic Peninsula. This market has benefited in recent years from growth in home construction necessitated by population increases. Pacific's other primary market area is central Washington, including Wenatchee, Ellensburg and Yakima, which is characterized by an agricultural base and less rapid population growth.

        Pacific does business in several different non-metropolitan communities, some of which are economically linked because of geographic proximity or significantly impacted by a small number of significant employers, while other areas may be influenced by different economic variables. Economic activity in central Washington is not closely linked to western Washington. The areas served have diverse, and to some extent independent, economic characteristics, strengths and weaknesses, although all of these depend to various degrees on agriculture, small business, and construction and, in some cases, a small number of significant employers.

        Business Strategy.    In 1995, Pacific (formerly known as InterWest Bancorp) implemented a strategy to increase its emphasis on commercial banking and to become a statewide institution. The acquisition of Central Bancorporation in August of 1996 was an important first step in the implementation of this strategy. During the next four years, Pacific completed five additional commercial banking acquisitions: Puget Sound Bancorp, Inc., Pacific Northwest Bank, Pioneer Bancorp, Inc., Kittitas Valley Bancorp, Inc., and NBT Northwest Bancorp. These acquisitions added commercial banking assets of approximately $668 million, measured as of each acquisition date. Pacific Northwest Bank has also opened several de novo branches in western Washington. Pacific believes that its growth strategy will allow it to achieve greater diversification of its markets and products, enhance shareholder value by more effectively leveraging equity capital, and more effectively position the company to take advantage of acquisition opportunities in the rapidly changing financial services industry.

        Management believes that growth will have to come primarily from increased customer penetration in existing markets and expansion into new markets and services and therefore its strategy emphasizes: increasing commercial lending; acquiring commercial banks; de novo branching; providing non-deposit investment products; and improving technology to enhance services and realize operating efficiencies.

        A source of future growth may be through acquisitions. Pacific's management believes that many other financial institutions are considering selling their institutions for a variety of reasons, including lack of shareholder liquidity, management succession issues, technology challenges, and increasing competition. Pacific actively reviews proposals for various acquisition opportunities. Pacific has a due diligence review process to evaluate potential acquisitions. The objective of acquisitions will be to increase the opportunity for quality earning asset growth, deposit generation and fee-based income opportunities; diversify the earning assets portfolio and core deposit base through expansion into new geographic markets; maintain a well capitalized position after the acquisition; improve the potential profits from the combined operations through economies of scale; and enhance shareholder value measured through increasing return on equity and/or increasing earnings per share.

        Pacific's ability to make future acquisitions depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval, compliance with applicable capital requirements and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Pacific may need to obtain additional debt and equity capital in pursuing its business strategy. Pacific's access to capital markets or the costs of this capital can be impacted by economic, financial, competitive and other conditions beyond Pacific's control. Further, acquisition candidates may not be available in the future on favorable terms. There are only a limited number of suitable acquisition candidates with in

Pacific's existing and potential market areas, and many of these candidates would also be attractive acquisition candidates for other financial institutions. This competition is likely to affect Pacific's ability to make acquisitions, increase the price paid for certain acquisitions, and increase the costs of analyzing possible acquisitions. Therefore, no assurance can be made that acquisition activity will continue in the future.

        Managing growth through acquisitions is a challenging process that includes integration and training of personnel, developing common products and pricing, combining office and operations policies and procedures, data processing conversion and various other matters. Pacific has grown, and intends to continue to grow, through acquisitions of banks and other financial institutions. After any such acquisition(s), Pacific may experience adverse changes in results of operations of acquired entities, unforeseen liabilities, asset quality problems of acquired entities, loss of key personnel, loss of customers because of change in identity, difficulties in integrating data processing and operational procedures, and deterioration in local economic conditions. Pacific believes it has taken steps to address the issues resulting from acquisitions in recent years and has developed a plan to fully integrate all banks acquired.

        Facilities.    The main office of Pacific and Pacific Northwest Bank, is a leased facility in downtown Seattle, Washington. Pacific Northwest Bank also owns a significant administrative facility in Oak Harbor, Washington, and leases an item processing center in Tukwila, Washington. Pacific Northwest Bank operated a total of 54 branch offices as of June 30, 2002, of which 43 are owned by Pacific Northwest Bank and 11 are leased from third parties.

        Competition.    The banking industry is highly competitive. Pacific Northwest Bank faces strong competition in attracting deposits and in originating loans. The most direct competition for deposits has historically come from other commercial banks, saving institutions and credit unions located in the primary market area. As with all banking organizations, Pacific also has competition from nonbanking sources, including mutual funds, corporate and governmental debt securities and other investment alternatives. Pacific expects increasing competition from other financial institutions and nonbanking sources in the future. Many of Pacific's competitors have more significant financial resources, larger market share and greater name recognition than Pacific. The existence of such competitors may make it difficult for Pacific to achieve its financial goals.

        Competition has further increased as a result of Washington banking laws that permit statewide branching of Washington domiciled financial institutions and acquisitions of Washington-based financial institutions by out-of-state bank holding companies.

        Management believes that the principal competitive factors affecting Pacific's markets include interest rates paid on deposits and charged on loans, the range of banking products available, and customer service and support. Although management believes that Pacific's products currently compete favorably with respect to these factors, there can be no assurance that Pacific can maintain its competitive position against current and potential competitors, especially those with significantly greater financial resources.

        Pacific's competition for loans comes principally from other commercial banks, savings institutions, credit unions and mortgage banking companies. Pacific competes for loans principally through the efficiency and quality of the services it provides borrowers, real estate brokers and home builders, and the interest rates and loan fees it charges.

        Pacific competes for deposits by offering depositors a wide variety of checking accounts, savings accounts, certificates and other services. Pacific's ability to attract and retain deposits depends on its ability to provide deposit products that satisfy the requirements of customers as to interest rates, liquidity, transaction fees, risk of loss of deposit, convenience and other factors. Deposit relationships are actively solicited through a sales and service system.

        Changes in technology, mostly from the growing use of computers and computer-based technology, present competitive challenges to Pacific. Large banking institutions typically have the ability to devote significant resources to developing and maintaining technology-based services such as on-line banking and other banking products and services over the Internet, including deposit services and mortgage loans. Some new banking competitors offer all of these services online. Customers who bank by computer or by telephone may not need to go to a branch location in person. Pacific's high service philosophy emphasizes face-to-face contact with tellers, loan officers and other employees. Pacific believes a personal approach to banking is a competitive advantage, one that will remain popular in the communities that it serves. However, customer preferences may change, and the rapid growth of online banking could, at some point, render Pacific's personal, branch-based approach obsolete. Pacific believes that it has reduced this risk by offering on-line banking services to its customers, and by continuing to provide 24-hour banking services. There can be no assurance that these efforts will be successful in preventing the loss of customers to competitors.

        Employees.    As of June 30, 2002, Pacific and its subsidiaries had 826 full-time equivalent employees. None of Pacific's employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

        Legal Proceedings.    Periodically and in the ordinary course of business, various claims and lawsuits are brought against Pacific or Pacific Northwest Bank, such as claims to enforce liens, condemnation proceedings on properties in which Pacific held security interests, claims involving the making and servicing of real property loans and other issues incident to the business of Pacific and Pacific Northwest Bank. In the opinion of management, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the financial position or results of operations of Pacific.

        Financial and other information relating to Pacific is set forth in Pacific's annual report on Form 10-K for the year ended December 31, 2001, and the quarterly report on Form 10-Q for the quarter ended June 30, 2002. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Pacific, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference in Pacific's annual report on Form 10-K for the year ended December 31, 2001, and Pacific's proxy statement dated March 22, 2002, for its annual meeting of shareholders. Copies of this information may be obtained from Pacific as indicated under "Where You Can Find More Information."

NORTHWEST

        Northwest opened in 1996 as an Oregon state-chartered bank with headquarters in Portland, Oregon. With five banking offices located throughout the Portland metropolitan area, Northwest engages primarily in the business of providing commercial, real estate, private and professional banking services to customers in the tri-county area surrounding Portland. As of June 30, 2002, Northwest had total assets of approximately $353.8 million, total loans receivable of approximately $233.5 million, total deposits of approximately $262.8 million and shareholders' equity of approximately $27.4 million.

        Business Strategy.    Since its organization in 1996, Northwest has pursued an aggressive growth strategy. Northwest has capitalized on market opportunities created by failures of larger banking organizations to focus on local customers following mergers and consolidations and on the strength and experience of its management team. Northwest has successfully grown its assets to approximately $353.8 million in just under six years, with corresponding growth in revenues and earnings, by differentiating its level of service and by being disciplined and focused in its marketing activities.

        Northwest has always prioritized timely local decision-making and emphasized the highest level of personal banking service. Northwest strives to attract and retain the most dedicated and experienced banking professionals in the market and has built its business model around relationship managers that remain directly involved in all aspects of customer relationships. For example, Northwest maintains a higher than average number of loan analysts so that the experienced lenders can manage more accounts and spend more of their time involved in direct customer contact and attracting new prospects.

        Northwest invests a considerable amount of management and officer time in developing and maintaining referral networks, particularly with professional firms and existing customers. Targets include small-to medium sized businesses that are generally privately held and not in higher-risk industries requiring specialized knowledge.

        Certain financial-related products and service areas have been identified as important to Northwest's customer base, yet at Northwest's current volume remain too costly for direct Bank investment. Therefore, Northwest has developed strategic referral alliances with providers of equipment leasing, asset-based financing, long-term commercial real estate lending, investment management and payroll processing. These alliances allow Northwest to expand its product offerings and generate fee income without significant capital investment.

        Products and Services.    Northwest provides its customers a traditional array of deposit products, including non-interest checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. In addition, Northwest offers specialized loans for its business and commercial customers, including working capital and term financing, commercial and standby letter of credit financing, real estate construction loans and SBA loans for qualified businesses. Commercial lending is the primary focus of Northwest's lending activities and a significant portion of its loan portfolio consists of commercial loans.

        Real estate loans are also available for construction, purchase and refinancing of residential owner-occupied and rental properties, with a variety of fixed and adjustable rate options and terms.

        Northwest provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit.

        Market Area.    Northwest primarily accepts deposits and makes loans within the greater Portland metropolitan area of Oregon, including Clackamas, Multnomah, and Washington counties. Due to this focus, Northwest is more dependent on, and exposed to, changes in the local economy than competitors who serve a number of geographic markets. The Portland metropolitan area is the state's largest population center, home to approximately half of all Oregonians. The population grew 27% in the last decade, with two-thirds of the growth due to in-migration.

        Competition.    The community banking business is highly competitive. Northwest competes primarily with other commercial banks, as well as savings and loan associations, finance companies, and credit unions. Northwest's major commercial bank competitors are super-regional diversified financial institutions headquartered outside the state of Oregon, such as Wells Fargo Bank, U.S. Bank and Washington Mutual. Deposits at these institutions represent a significant majority of total statewide commercial bank deposits. The major commercial banks have competitive advantages over Northwest in that they have higher lending limits and are able to offer statewide facilities and services that Northwest does not offer. To a lesser extent, Northwest also competes with several locally headquartered community banks.

        With the enactment of the Gramm-Leach-Bliley Act in 1999, competition has further intensified from institutions outside the traditional banking system, such as investment banking firms, insurance companies, and consumer finance companies. As the industry becomes increasingly dependent on and oriented toward technology-driven delivery systems, permitting transactions to be conducted by telephone, computer and the Internet, such non-bank institutions are able to attract funds and provide lending and other financial services even without offices located in Northwest's primary service area. In particular, Northwest faces growing competition for deposits from securities brokerage firms that specialize in private banking services. To counter these competitive disadvantages, Northwest focuses on building customer relationships and providing commercial banking products that do not compete directly with brokerage firms such as commercial real estate loans, construction financing, and inventory and accounts receivable financing.

        Facilities.    Northwest operates out of five offices, all of which are leased from third parties. Northwest's main office is located at 600 Pioneer Tower, 888 S.W. Fifth Avenue, Portland, Oregon.

        Employees.    As of July 31, 2002, Northwest had a total of 84 employees, of whom 73 work full-time. None of Northwest's employees are covered by a collective bargaining agreement management. Management believes relations with its employees are good.

        Legal Proceedings.    There are no threatened or pending legal proceedings against Northwest which, if determined adversely, would, in the opinion of management, have a material adverse effect on the business or financial position of Northwest.

        Financial and other information relating to Northwest is set forth in Northwest's annual report on Form 10-KSB for the year ended December 31, 2001, and the quarterly report of Form 10-QSB for the quarter ended June 30, 2002. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Northwest, as well as additional information, including executive compensation, certain relationships and related transactions, is set forth in or incorporated by reference in Northwest's annual report on Form 10-KSB for the year ended December 31, 2001, and Northwest's proxy statement dated March 18, 2002, for its annual meeting of shareholders. Copies of this information may be obtained from Northwest as indicated under "Where You Can Find More Information."

VOTING SECURITIES OF NORTHWEST MANAGEMENT AND
PRINCIPAL HOLDERS

        The following table sets forth, as of September 19, 2002, information as to the shares of Northwest common stock beneficially owned by each person who, to the knowledge of Northwest, is the owner of more than 5% of the outstanding shares of Northwest common stock, by Northwest's chief executive officer and four other most highly compensated executive officers during 2001 and each director of Northwest, and by the executive officers and directors of Northwest as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

Name	Number of Common Shares Beneficially Owned(1)		Percentage of Shares*
Daniel J. Durkin	184,319	(2)(6)(7)	5.40%
Mark A. Coffey	57,851	(6)(7)	1.74
Christian R. Rasmussen	44,625	(6)	1.34
David L. Harris	37,822	(6)	1.14
Roger L. Pringle	36,691	(3)(6)	1.11
Claris C. Poppert	31,030	(4)(6)	*
E. Kay Stepp	32,046	(6)	*
Russell F. Tromley	18,447	(5)(6)	*
Hadley S. Robbins	25,273	(6)(7)	*
Cheryl L. Cebula	20,926	(6)(7)	*
Robert D. Kraus	9,688		*
All current executive officers and directors as a group (13 persons)	652,629	(6)(7)	18.05%

*
Less than 1% of the outstanding common stock of Northwest.

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any share of Northwest common stock if he or she has voting and/or investment power with respect to such security. The table includes shares owned by spouses, other immediate family members and trusts, shares held in retirement accounts or funds for the benefit of the named individuals and other forms of ownership, over which shares the persons named in the table possess voting and/or investment power.

(2)
Includes 4,657 shares held by Mr. Durkin's spouse. Includes 831 shares held as custodian for a minor child of Mr. Durkin. Mr. Durkin disclaims beneficial ownership of such shares.

(3)
Includes 7,476 shares held by Mr. Pringle as Trustee of the Pringle Management Co. Profit Sharing Plan and Trust for the benefit of Mr. Pringle.

(4)
Includes 16,721 shares held by Mr. Poppert's spouse. Mr. Poppert disclaims beneficial ownership of such shares.

(5)
Includes 9,982 shares held by Mr. Tromley's spouse. Mr. Tromley disclaims beneficial ownership of such shares.

(6)
Includes shares issuable upon the exercise of options and warrants that are exercisable within 60 days after September 19, 2002, as follows: Daniel J. Durkin (118,283 shares); Mark A. Coffey (29,318 shares); Christian R. Rasmussen (30,188 shares); David L. Harris (9,319 shares); Roger L. Pringle (14,309 shares); Claris C. Poppert (14,309 shares); E. Kay Stepp (14,309 shares); Russell F. Tromley (4,328 shares); Hadley S. Robbins (18,584 shares); Cheryl L. Cebula (17,591 shares); Robert D. Kraus (313 shares); and for all directors and executive officers as a group (317,291 shares).

(7)
Includes shares held in Northwest's 401(k) Plan as follows: Daniel J. Durkin (1,197 shares), Mark A. Coffey (1,202 shares); Hadley S. Robbins (1,162 shares); Cheryl L. Cebula (723 shares); and for all executive officers as a group (5,340 shares). Shares held in the 401(k) Plan are reported in units of a Bank Stock Fund, which is comprised of Northwest common stock plus approximately 5% cash.

INFORMATION ABOUT NEW DIRECTORS AND
EXECUTIVE OFFICERS OF PACIFIC

        Upon completion of the merger, (a) Daniel J. Durkin will become a director of Pacific and Pacific Northwest Bank and the Vice-Chairman of the board of Pacific; (b) Christian R. Rasmussen will become the President of the Oregon Region of Pacific Northwest Bank; and (c) one additional Northwest director will be appointed to the boards of Pacific and Pacific Northwest Bank. The following are biographies of Mr. Durkin and Mr. Rasmussen:

  Daniel J. Durkin, Director

        Daniel J. Durkin, age 60, has served as Chairman of the Board and Chief Executive Officer of Northwest since July 2000. As a co-founder of Northwest in 1996, he had previously served as its President and Senior Credit Officer. Mr. Durkin has been involved in banking in Portland for over 30 years. He served as Executive Vice President in charge of commercial and real estate lending for West One Bank of Oregon from 1994 to 1996. From 1966 to 1994, he held various management and executive positions at First Interstate Bank of Oregon, including Senior Vice President and Manager of National Accounts, Corporate Credit Administration and Corporate Banking.

  Christian R. Rasmussen, President of Oregon Region

        Christian R. Rasmussen, age 52, has served as a director and the President of Northwest in charge of commercial, real estate, private banking and professional banking business units, since July 2000. He joined Northwest in May 2000, after serving as Vice Chairman of US Bancorp, responsible for the Business

Banking Division throughout its 17-state service area. Before assuming the Vice Chairman position, he had been Executive Vice President and Manager of the National Markets Division for US Bancorp since 1995. He has been in banking for over 24 years and holds a certified public accountant license in the state of Washington.

        Additional information, including executive compensation and certain relationships and related transactions with respect to Messrs. Durkin and Rasmussen, and other executive officers and directors of Northwest, is set forth in or incorporated by reference in Northwest's annual report on Form 10-KSB for the year ended December 31, 2001, and Northwest's proxy statement dated March 18, 2002, for its annual meeting of shareholders. Copies of this information may be obtained from Northwest as indicated under "Where You Can Find More Information."

DESCRIPTION OF PACIFIC CAPITAL STOCK

        Pacific is authorized to issue 30,000,000 shares of common stock, no par value per share. Pacific common stock is listed for trading on the Nasdaq National Market under the symbol "PNWB." Each share of Pacific common stock has the same relative rights and is identical in all respects with every other share of Pacific common stock. The following summary is not a complete description of the applicable provisions of Pacific's articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See "Where You Can Find More Information."

COMMON STOCK

        Voting Rights.    The holders of Pacific common stock possess exclusive voting rights in Pacific. Each holder of Pacific common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Pacific common stock. Holders of shares of Pacific common stock are not entitled to cumulate votes for the election of directors.

        Dividends.    The holders of Pacific common stock are entitled to such dividends as the Pacific Board may declare from time to time out of funds legally available therefor. Dividends from Pacific depend upon the receipt by Pacific of dividends from its subsidiaries because Pacific has no source of income other than dividends from its subsidiaries.

        Liquidation.    In the event of liquidation, dissolution or winding up of Pacific, the holders of shares of Pacific common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities of Pacific.

        Other Characteristics.    Holders of Pacific common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of Pacific common stock which may be issued. Therefore, the board of directors of Pacific may authorize the issuance and sale of shares of common stock of Pacific without first offering them to existing shareholders of Pacific. Pacific common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of Pacific common stock are, and the shares to be issued in the merger will be, fully paid and non-assessable.

COMPARISON OF SHAREHOLDERS' RIGHTS

        Pacific is incorporated under the laws of the state of Washington and, accordingly, the rights of Pacific's shareholders are governed by Pacific's articles of incorporation, its bylaws, and the Washington Business Corporation Act ("WBCA"). Northwest is incorporated under the laws of the state of Oregon and, accordingly, the rights of Northwest's shareholders are governed by Northwest's articles of incorporation, its bylaws, and the Oregon Bank Act ("OBA").

        Upon consummation of the merger, shareholders of Northwest will become shareholders of Pacific and, as such, their rights will be governed by Pacific's articles of incorporation, its bylaws, and the WBCA.

The following is a summary of material differences between the rights of a Pacific shareholder under Pacific's articles of incorporation and bylaws, and the rights of a Northwest shareholder under Northwest's articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See "Where You Can Find More Information."

        Pacific anticipates that it may amend or restate its bylaws, as permitted by the WBCA, prior to the consummation of the merger transaction. Any such amendments or restatements would be filed with the SEC and thus be available to interested persons. See "Where You Can Find More Information." There can be no assurances given regarding the impact such amendments or restatement will have upon Pacific shareholders. In particular, such modifications may not be reflected in this "Comparison of Shareholders' Rights" section.

BOARD OF DIRECTORS

        Pacific.    Pacific's articles of incorporation provide that its board of directors shall consist of not less than five nor more than fifteen members. Pacific's board of directors currently consists of ten members. The merger agreement provides that the number of members be increased from ten to twelve. These two vacancies will be filled by appointing Daniel J. Durkin and one other current Northwest director. Pacific's bylaws provide that a majority of those members elected or appointed as of the 2000 calendar year shall not be officers or employees of the corporation or any of its subsidiaries.

        Northwest.    Northwest's articles of incorporation provide that its board of directors shall consist of not less than six nor more than fifteen members. Northwest's board of directors currently consists of eight members.

CLASSIFICATION OF DIRECTORS

        Pacific.    Pacific's articles of incorporation provide that the board of directors, will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

        Northwest.    Northwest's articles of incorporation also provide for a staggered board.

REMOVAL OF DIRECTORS

        Pacific.    Pacific's articles of incorporation provide that any director or the entire board of directors may be removed only for cause by the affirmative vote of the holders of a majority of the total votes eligible to be cast at a meeting called expressly for such purpose. The following constitute "cause" under the articles of incorporation: fraudulent or dishonest acts; a gross abuse of authority in discharge of duties to Pacific; or acts that are detrimental or hostile to the interest of Pacific. These minimum-vote and cause requirements make it difficult for a person or entity to acquire control of Pacific's board of directors through director elections.

        Northwest.    Northwest's articles of incorporation provide that directors may only be removed for cause by the shareholders at a meeting called for that purpose. The following constitute "cause" under the articles of incorporation: any breach of a director's duty of loyalty to Northwest or its shareholders; acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of the law; any unlawful distribution under the provisions of the OBA or other applicable law; or any transaction from which the director derived an improper personal benefit.

SPECIAL MEETINGS OF SHAREHOLDERS AND ACTION WITHOUT A MEETING

        Pacific.    Pacific's articles of incorporation provide that special meetings of shareholders may be called only by the president, the board of directors or holders of not less than a majority of the outstanding shares entitled to vote at the meeting. This restriction on who may call a special meeting of shareholders may deter hostile takeovers of Pacific by making it more difficult for a person or entity to call a special meeting of shareholders for the purpose of considering an acquisition proposal or related matters.

        Northwest.    Northwest's bylaws provide that special meetings of the shareholders may be called by the chair of the board, the chief executive officer, the president, a majority of the board of directors, or by not fewer than three shareholders of record holding not less than one-third of the outstanding capital stock of Northwest entitled to vote at the meeting.

NOMINATION OF DIRECTOR CANDIDATES AND OTHER SHAREHOLDER PROPOSALS

        Pacific.    Pacific's bylaws provide detailed procedures that must be strictly complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders' meeting. These procedures include providing a specific form of notice to Pacific of such proposals or nominees generally not less than 120 days and not more than 150 days prior to the first anniversary of the date on which Pacific's proxy statement was released to shareholders for the previous year's annual meeting. Failure to comply with these procedural requirements will preclude such nominations or new business from being considered at the meeting. These procedures make it more difficult for a shareholder to oppose the board's nominees or proposals, and to introduce competing nominees or proposals, at meetings of shareholders.

        Northwest.    Northwest's bylaws provide less restrictive procedures that must be complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders' meeting. These procedures require that Northwest receive a specific form of notice from the shareholder's no later than the tenth day after notice of the annual meeting is mailed by Northwest to shareholders.

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND LIMITATION OF LIABILITY

        Pacific.    Pursuant to Pacific's articles of incorporation, Pacific will, to the fullest extent permitted by the WBCA, indemnify the officers, directors, agents and employees of Pacific with respect to expenses, settlements, judgments and fines in suits in which such person was made a party by reason of the fact that he or she is or was an agent of Pacific. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. In addition, Pacific's articles of incorporation provide that the directors of Pacific shall not be personally liable for monetary damages to Pacific for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties.

        In addition to the indemnification provisions set forth in Pacific's articles of incorporation, Pacific has entered into separate indemnity agreements with the directors of Pacific which provide for the indemnification of such directors by Pacific to the fullest extent allowed by the WBCA. The indemnity agreements indemnify each director and hold such director harmless against any loss arising from a claim or action relating to his or her services as a director. The indemnity agreements further provide that Pacific will advance sufficient funds as may be necessary to investigate or defend claims against a director, and to reimburse funds that may be incurred by the director, with the proviso that the director will reimburse

Pacific any expenses paid to such director in the event it is later determined that the payment of such sums were not allowable under Washington law.

        Northwest.    Generally, Northwest's articles of incorporation provide for indemnification of directors and officers against claims and costs arising from the fact that the person is or was a director or officer of Northwest, as long as the indemnified person: acted in good faith; reasonably believed his or her conduct to be in the best interests of Northwest (or at least not opposed to such interest); and, in the case of criminal actions, if the person had no reasonable cause to believe that his or her conduct was unlawful.

        In the case of claims brought by Northwest against its own officers or directors (derivative actions), Northwest's articles do not provide for indemnification if the claim involves: deliberate misconduct, a transaction in which the officer or director received personal benefit, a breach of loyalty to the bank, or an improper distribution. The director or officer will be entitled to indemnification, however, if he or she prevails in any such derivative claim.

        Northwest's articles provide that the directors of Northwest will not be liable to Northwest or its shareholders for monetary damages as a result of conduct as a director, except in cases involving: breach of fiduciary duty to Northwest, acts that are not taken in good faith or constitute intentional misconduct, unlawful distributions, or transactions providing directors with personal benefits.

        The indemnification limitations described above may be subject to further limitations under the OBA.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

        Pacific.    Pacific's articles of incorporation may generally be amended by the vote of the holders of a majority of the outstanding shares of Pacific common stock, except that the provisions of the articles of incorporation governing approval of business combinations with "Related Persons" may not be amended altered, changed or repealed except by the vote of the holders of at least 80% of the outstanding shares of Pacific, unless any such amendment has been approved by a majority of the members of the Pacific board of directors who were directors prior to the time any Related Person (as defined below) became a Related Person.

        Northwest.    Northwest's articles of incorporation may generally be amended by the vote of a majority of the shares eligible to be cast at a meeting of the shareholders. The provisions of the articles of incorporation governing the election and powers of directors, the limitations on liability of directors, and indemnification rights may not be amended or repealed without the affirmative vote of 75% of all of the votes entitled to be cast on the matter.

APPROVAL OF MERGERS, CONSOLIDATIONS, SALE OF SUBSTANTIALLY ALL ASSETS AND DISSOLUTION

        Pacific.    Article X of Pacific's articles of incorporation requires the approval of the holders of (i) at least 80% of Pacific's outstanding shares of voting stock, and (ii) at least a majority of Pacific's outstanding shares of voting stock, not including shares held by a "Related Person," to approve certain "Business Combinations," with a Related Person. The 80% shareholder vote requirement will not apply, however, if the proposed transaction has been approved in advance by a majority of those members of the Pacific board of directors who were directors prior to the time when the Related Person became a Related Person. In the event the requisite approval of the board of directors is given, the normal vote requirement of applicable Washington law would apply. The term "Related Person" is defined to include any individual, corporation, partnership or other entity which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Pacific. The provisions of Article X apply to any "Business Combination" which is defined to include among other things: any merger or consolidation of Pacific or any of its affiliates with or into any Related Person; any sale, lease, exchange, mortgage, transfer, or other disposition of all or a substantial part of the assets of Pacific or any of its affiliates to any Related Person (the term "substantial part" is defined to include more than 25% of Pacific's total assets); any sale, lease, exchange, or other transfer by any Related Person to Pacific of all or a substantial part of the assets of Related Person; the acquisition by Pacific of any securities of the Related Person; any reclassification of Pacific common stock; and any agreement, contract or other arrangement providing for any of the transactions described above. The increased shareholder vote required to approve a Business Combination may have the effect of limiting mergers and other business combinations.

        Northwest.    Northwest's articles of incorporation do not contain a comparable business combination provision to that set forth above.

TRANSACTIONS WITH OFFICERS AND DIRECTORS

        Pacific.    The WBCA sets forth a safe harbor for transactions between a corporation and one or more of its directors. A conflicting interest transaction may not be enjoined, set aside or give rise to damages if: (a) it is approved by a majority of qualified directors (but no fewer than two); (b) it is approved by the affirmative vote of the majority of all qualified shares after notice and disclosure to the shareholders; or (c) at the time of commitment, the transaction is established to have been fair to the corporation. For purposes of this provision, a "qualified director" is one who does not have either: (a) a conflicting interest respecting the transaction or (b) a familial, financial, professional or employment relationship with a second director who does have a conflicting interest respecting the transaction, which relationship would, in the circumstances, reasonably be expected to exert an influence on the first director's judgment when voting on the transaction. "Qualified shares" are defined generally as shares other than those beneficially owned, or the voting of which is controlled, by a director (or an affiliate of the director) who has a conflicting interest respecting the transaction.

        Northwest.    The OBA does not contain a similar safe harbor for transactions between a director and a bank.

PROVISIONS AFFECTING CONTROL SHARE ACQUISITION AND BUSINESS COMBINATIONS

        Pacific.    The WBCA prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons beneficially owning 10% or more of the voting securities of a target corporation (an "Acquiring Person") for a period of five years after the acquisition of such securities, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the date on which the Acquiring Person first obtained 10% share ownership. A significant business transaction includes among other transactions: (a) mergers, asset sales, and stock issuances or redemptions involving an Acquiring Person, (b) termination of 5% or more of the employees of the target corporation employed in Washington State as a result of the Acquiring Person's acquisition of 10% or more of the shares, or (c) allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. Pacific currently meets the standards of a "target corporation" and is subject to these limitations.

        In addition, the WBCA imposes restrictions on certain transactions between a corporation and certain significant shareholders. Subject to certain exceptions, pursuant to the fair price provision, a merger, share exchange, sale of assets other than in the regular course of business, or dissolution of a corporation involving an interested shareholder owning beneficially 20% or more of the corporation's voting securities must be approved by the holders of two-thirds of the corporation's outstanding voting securities, other than those shares held by an interested shareholder. This restriction does not apply if a majority of the board of directors, excluding interested directors, determine that the fair market value of the consideration received as a result of the transaction by shareholders who are not interested shareholders is greater than or equal to the highest consideration paid by the interested shareholder for the corporation's shares during the preceding two years or if the transaction is approved by a majority of directors who are not affiliated with the interested shareholder.

        Northwest.    The OBA contains no provision similar to the WBCA's anti-takeover statutes.

CONSIDERATION OF OTHER CONSTITUENCIES

        Pacific.    Pacific's articles of incorporation require Pacific's board of directors to consider certain factors in addition to the amount of consideration to be paid when evaluating certain business combinations or a tender or exchange offer. These additional factors include: (i) the social and economic effects of the transaction; (ii) the business and financial condition and earnings prospects of the acquiring person or entity; and (iii) the competence, experience, and integrity of the acquiring person or entity and its management.

        Northwest.    The OBA provides that the directors of a corporation, when evaluating any tender offer or exchange offer made by a third party, a third party's proposal of merger or consolidation, or a third party's offer to acquire all or substantially all of the assets of the corporation, may, in determining what they believe to be in the best interests of the corporation, give due consideration to the following: (a) the social, legal and economic effects on employees, customers and suppliers of the corporation and on the communities and geographical areas in which the corporation and its subsidiaries operate, (b) the economy of the state and nation, (c) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation, and (d) other relevant factors.

DISSENTERS' RIGHTS

        Pacific.    Under the WBCA, a shareholder is entitled to dissent from and, upon perfection of the shareholder's appraisal right, to obtain the fair value of his or her shares in the event of certain corporate actions, including certain mergers, share exchanges, sales of substantially all assets of the corporation, and certain amendments to the corporation's articles of incorporation that materially and adversely affect shareholder rights. However, shareholders generally will not have such dissenters' rights if shareholder approval is not required to effect the corporate action.

        Northwest.    Under the OBA, shareholders who dissent from a proposed merger, a share exchange or sale of substantially all of the bank's assets in accordance with statutory procedures are entitled to the fair value of their shares. For a discussion of procedures for exercising dissenters' rights and the method of determining fair value, see "The Merger—Dissenters' Rights" on page 53.

LEGAL OPINIONS

        The validity of the Pacific common stock to be issued in the merger is being passed upon for Pacific by Keller Rohrback L.L.P., Seattle, Washington. Keller Rohrback, L.L.P. will also deliver an opinion concerning certain federal income tax consequences of the merger.

EXPERTS

        The consolidated financial statements of Pacific Northwest Bancorp and subsidiaries appearing in Pacific Northwest Bancorp and subsidiaries Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements incorporated in this proxy statement/prospectus by reference from Northwest's annual report on Form 10-KSB for the year ended December 31, 2001, have been audited by Moss Adams LLP, independent auditors, as stated in their report included in the Form 10-KSB, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of Moss Adams LLP given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

        Northwest will hold an annual meeting in the year 2003 only if the merger is not completed. If Northwest holds a 2003 annual meeting of shareholders, shareholders who wish to present a proposal for inclusion in Northwest's proxy statement for the 2003 annual meeting must submit the proposal to Northwest no later than November 18, 2002.

OTHER MATTERS

        The Northwest board is not aware of any business to come before the Northwest special meeting other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the Northwest special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

PACIFIC

        Pacific files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). You may read and copy such reports, statements and information at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed by Pacific are available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. Reports, proxy statements and other information filed by Pacific are also available on the Internet at the Commission's World Wide Web site at "http://www.sec.gov."

        Pacific has filed a registration statement on Form S-4 to register with the SEC the shares of Pacific to be issued to Northwest shareholders. This proxy statement/prospectus is part of the registration statement and constitutes a prospectus of Pacific and a proxy statement for Northwest for the special meeting. As allowed by the SEC, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

        The SEC allows Pacific to "incorporate by reference" information into this proxy statement/prospectus, which means that Pacific can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This prospectus incorporates by reference the following documents that Pacific has filed with the SEC:

        1.    Pacific's annual report on Form 10-K for the year ended December 31, 2001;

        2.    Pacific's proxy statement, dated March 22, 2002 for its annual meeting of shareholders held on April 23, 2002 that has been incorporated by reference in the 2001 Pacific Form 10-K;

        3.    Pacific's quarterly reports on Form 10-Q for the quarters ended March 31, 2002, and June 30, 2002;

        4.    Pacific's current report on Form 8-K filed on July 22, 2002;

        5.    Pacific's current report on Form 8-K filed on July 25, 2002; and

        6.    Pacific's prospectus filed pursuant to rule 425 on July 25, 2002.

        Pacific incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

        This proxy statement/prospectus incorporates by reference important business and financial information that is not included with these documents. This information is available without charge to shareholders upon written or oral request to: Cynthia Mason, Corporate Secretary, Pacific Northwest Bancorp, 1111 Third Avenue, Suite 250, Seattle, Washington 98101 (telephone number (360) 279-4516). Pacific will provide this information within one business day of its receipt of such request by first class mail or other equally prompt means. Shareholders must request this information no later than October 22, 2002, to assure receipt before the special meeting. Reports and other information can also be found on Pacific's website at www.pnwbank.com.

NORTHWEST

        Northwest files annual, quarterly and special reports, proxy statements and other information with the Federal Deposit Insurance Corporation (the "FDIC"). Northwest's annual report filed on Form 10-KSB serves as the company's annual disclosure statement required by federal banking regulations. You may read and copy these reports and other information at the offices of the FDIC located at 550 17th Street NW, Room F-6043, Washington, D.C. 20429, by calling (202) 898-8913, or by fax to (202) 898-3909.

        Northwest has filed a copy of Pacific's registration statement on Form S-4 including this proxy statement/prospectus which constitutes a proxy statement for Northwest for the special meeting, with the FDIC. As allowed by the FDIC, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

        Northwest is disclosing important information to you by referring you to other documents filed separately with the FDIC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This proxy statement incorporates by reference the following documents that Northwest has filed with the FDIC:

        1.    Northwest's annual report on Form 10-KSB for the year ended December 31, 2001;

        2.    Northwest's proxy statement dated March 18, 2002 for its annual meeting of shareholders held on April 23, 2002 that has been incorporated by reference in the 2001 Northwest Form 10-KSB;

        3.    Northwest's quarterly reports on Form 10-QSB for the quarters ended March 31, 2002, and June 30, 2002; and

        4.    Northwest's current report on Form 8-K filed on July 24, 2002.

        Northwest incorporates by reference additional documents that it may file with the FDIC between the date of this proxy statement/prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K, as well as proxy statements.

        This proxy statement/prospectus incorporates by reference important business and financial information that is not included with these documents. This information is available without charge to shareholders upon written or oral request to: Kathryn L.M. Spere, Corporate Secretary, Bank of the Northwest, 600 Pioneer Tower, 888 S.W. Fifth Avenue, Portland, Oregon 97204, (503) 417-8800. Northwest will provide this information within one business day of its receipt of such request by first class mail or other equally prompt means. Shareholders must request this information no later than October 22, 2002, to assure receipt before the special meeting. Reports and other information can also be found on Northwest's website at www.bknw.com.

        Pacific has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Pacific and Pacific Northwest Bank. Northwest has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Northwest.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act ("WBCA") contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advance of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

        Pursuant to Pacific's bylaws, Pacific will, to the fullest extent permitted by the WBCA, reimburse and indemnify the directors and officers of Pacific, its subsidiaries and affiliates for expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with any legal action, suit or proceeding by reason of the fact that such person is or was a director or officer, except (a) with respect to any matter as to which he or she shall be finally adjudged to be liable for negligence or bad faith in the performance of his or her duties as such director or officer, or (b) in the case of a criminal proceeding that he had not acted in good faith for a purpose which he or she recently believed to be in the best interests of the corporation and had no reasonable cause to believe that his or her conduct was unlawful. Executives and managers of the corporation are entitled to similar reimbursement and indemnification.

Item 21. Exhibits and Financial Statement Schedules

        (a) Exhibits

Exhibit Number		Description of Document
2		Agreement and Plan of Merger dated July 22, 2002, by and among Pacific Northwest Bancorp, Pacific Northwest Bank and Bank of the Northwest (incorporated by reference to Appendix A to the proxy statement/prospectus in this registration statement). Registrant agrees to furnish supplementally to the Commission upon request a copy of any omitted schedule.
3.1		Articles of incorporation of registrant are incorporated herein by reference to Exhibit 3.1 to the registrant's annual report on 10-K filed on March 28, 2001.
3.2		Bylaws of registrant are incorporated herein by reference to Exhibit 3.2 to the registrant's quarterly report on 10-K filed on March 28, 2001.
5(*	)	Opinion of Keller Rohrback L.L.P. regarding legality of securities.
8(*	)	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.
10.1	(*)	Form of Director's Agreement of Bank of the Northwest directors.
10.2	(*)	Form of Voting Agreement of Bank of the Northwest directors.
10.3	(*)	Employment Agreement of Daniel J. Durkin with Pacific.

10.4	(*)	Change in Control and Severance Agreement of Christian R. Rasmussen with Pacific.
11
Statements regarding computation of per share earnings are incorporated by reference to Exhibit 11 to the registrant's annual report on 10-K filed on March 28, 2002, and by reference to Exhibit 11 to the registrant's quarterly report on 10-Q filed on August 12, 2002.
23.1	(*)	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as Exhibit 5).
23.2	(*)	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as Exhibit 8).
23.3		Consent of Ernst & Young LLP, Pacific Northwest Bancorp's independent auditors.
23.4		Consent of Moss Adams LLP, Bank of the Northwest's independent auditors.
23.5		Consent of D.A. Davidson & Co., Northwest's financial advisor.
24	(*)	Power of attorney (contained in the signature page of the initial filing of this registration statement).
99.1	(*)	Form of proxy to be mailed to shareholders of Bank of the Northwest.
99.2	(*)	Rule 438 consent of Daniel J. Durkin.
(*)
Filed with the initial filing of this registration statement.

        (b) Financial Statement Schedules

    Not applicable.

        (c) Reports, Opinions or Appraisals

    Opinion of D.A. Davidson & Co. (incorporated by reference to Appendix C to the proxy statement/prospectus).

Item 22. Undertakings

        The undersigned registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act");

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on September 20, 2002.

PACIFIC NORTHWEST BANCORP
By:	/s/ BETTE J. FLORAY Bette J. Floray Executive Vice President (Principal Financial Officer)

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of PACIFIC NORTHWEST BANCORP does hereby constitute and appoint PATRICK M. FAHEY and BETTE J. FLORAY, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a Registration Statement on Form S-4 of Pacific Northwest Bancorp, and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below on the 28th day of August, 2002.

/s/ PATRICK M. FAHEY(*) Patrick M. Fahey	Director, President and Chief Executive Officer
/s/ BETTE J. FLORAY Bette J. Floray	Executive Vice President (Principal Financial Officer)
/s/ ERIC JENSEN(*) Eric Jensen	Chief Accounting Officer (Principal Accounting Officer)
/s/ STEPHEN M. WALDEN(*) Stephen M. Walden	Chairman of the Board
/s/ GARY M. BOLYARD(*) Gary M. Bolyard	Director
/s/ LARRY CARLSON(*) Larry Carlson	Director

/s/ MICHAEL T. CRAWFORD(*) Michael T. Crawford	Director
/s/ JEAN GORTON(*) Jean Gorton	Director
/s/ C. STEPHEN LEWIS(*) C. Stephen Lewis	Director
/s/ CLARK H. MOCK(*) Clark H. Mock	Director
/s/ RUSSEL E. OLSON(*) Russel E. Olson	Director
/s/ BETTY WOODS(*) Betty Woods	Director
(*)
By Bette J. Floray, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
23.3	Consent of Ernst & Young LLP, Pacific Northwest Bancorp's independent auditors.
23.4	Consent of Moss Adams LLP, Bank of the Northwest's independent auditors.
23.5	Consent of D.A. Davidson & Co., Northwest's financial advisor.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
Between
PACIFIC NORTHWEST BANCORP
and
PACIFIC NORTHWEST BANK
and
BANK OF THE NORTHWEST

Dated as of July 22, 2002

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of the 22nd of July, 2002 (this "Agreement"), is by and among PACIFIC NORTHWEST BANCORP ("Pacific"), PACIFIC NORTHWEST BANK ("Pacific Northwest Bank") and BANK OF THE NORTHWEST ("Northwest").

RECITALS

        (A)    PACIFIC.    Pacific is a corporation duly organized and existing under the laws of the State of Washington, with its principal executive offices located in Seattle, Washington. Pacific is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. As of the Execution Date, Pacific has 30,000,000 authorized shares of common stock, no par value per share ("Pacific Common Stock"), of which 15,194,143 shares of Pacific Common Stock are issued and outstanding. As of June 30, 2002, Pacific had capital of $202.1-million, divided into common stock of $15.2-million, comprehensive income/surplus of $4.2-million and retained earnings of $182.7-million.

        (B)    PACIFIC NORTHWEST BANK.    Pacific Northwest Bank is a banking corporation duly organized and existing under the laws of the State of Washington. As of the Execution Date, Pacific Northwest Bank has 20,000,000 authorized shares of common stock, $0.20 par value per share ("Pacific Northwest Bank Common Stock") (no other class of capital stock being authorized), of which 395,963 shares are issued and outstanding and owned by Pacific, the sole shareholder of Pacific Northwest Bank.

        (C)    NORTHWEST.    Northwest is an Oregon state-chartered bank duly organized and existing under the laws of the State of Oregon, with its principal executive offices located in Portland, Oregon. As of the Execution Date, Northwest has 20,000,000 authorized shares of common stock, $5.00 par value ("Northwest Common Stock"), of which 3,283,081 shares of Northwest Common Stock are issued and outstanding, no other class of capital stock being authorized. As of June 30, 2002, Northwest had capital of $27,406,096, divided into common stock of $13,120,755, surplus of $8,042,828 and retained earnings of $5,229,297. As of the Execution Date, Northwest has 903,268 shares of Northwest Common Stock reserved for issuance under an employee stock option plan pursuant to which options covering 648,001 shares of Northwest Common Stock are outstanding, has issued warrants to certain of its officers to purchase a total of 110,916 shares of Northwest Common Stock and has reserved 343,750 shares of Northwest Common Stock for issuance under an employee stock purchase plan.

        (D)    VOTING AGREEMENT.    As a condition and an inducement to Pacific's and Pacific Northwest Bank's willingness to enter into this Agreement, (x) the directors, certain officers of Northwest and shareholders who control more than 5% of Northwest's outstanding Common Stock have entered into agreements in the form attached to this Agreement as Exhibit A, pursuant to which, among other things, each such individual has agreed to vote his or her shares of Northwest Common Stock in favor of approval of the actions contemplated by this Agreement at the Meeting (as defined below), and (y) each director of Northwest has entered into an agreement in the form attached to this Agreement as Exhibit B pursuant to which each such individual has agreed to refrain from competing with Pacific and Pacific Northwest Bank.

        (E)    RIGHTS, ETC.    Except as Previously Disclosed (as defined below) in Schedule 5.1(C), or paragraph (C) of the Recitals to this Agreement, or as authorized by this Agreement, there are no shares of capital stock of Northwest authorized and reserved for issuance; and Northwest has no Rights (as defined below) issued or outstanding, and has no commitment to authorize, issue or sell any such shares or any Rights. The term "Rights" means securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, warrants, calls or commitments relating to, shares of capital stock. There are no preemptive rights with respect to Northwest Common Stock.

Agreement and Plan of Mergers—Exhibits and Schedules—Page 1

        (F)    APPROVALS.    At meetings of the respective Boards of Directors of Northwest, Pacific and Pacific Northwest Bank, each such Board has duly approved and authorized the execution of this Agreement.

        In consideration of their mutual promises and obligations, the parties further agree as follows:

DEFINITIONS

        (A)    DEFINITIONS.    Certain capitalized terms used in this Agreement have the following meanings:

        "Acquisition Agreement" has the meaning assigned to such term in Section 8.1(G).

        "Acquisition Proposal" has the meaning assigned to such term in Section 9.5(D).

        "Agreement" means this Agreement and Plan of Merger, together with all Exhibits and Schedules annexed to, and incorporated by specific reference as a part of, this Agreement.

        "Appraisal Laws" has the meaning assigned to such term in Section 1.5.

        "Business Day" means any day other than a Saturday, Sunday, or legal holiday in the State of Washington.

        "Certificate" has the meaning assigned to such term in Section 1.2(B).

        "Code" has the meaning assigned to such term in Section 1.6.

        "Compensation and Benefit Plans" has the meaning assigned to such term in Section 5.1(Q)(1).

        "Confidentiality Agreement" has the meaning assigned to such term in Section 6.6(B).

        "Continuing Corporation" has the meaning assigned to such term in Section 1.1(A).

        "Control" with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting interests, by contract, or otherwise.

        "Daily Sales Price" for any Trading Day means the daily closing price per share of Pacific Common Stock on the NASDAQ Stock Market reporting system, as reported on the website of www.nasdaq.com.

        "Department" means the Department of Financial Institutions of the State of Washington and/or the banking division of the Department of Consumer and Business Services of the State of Oregon, as applicable.

        "Derivatives Contract" means an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract that: (1) is not included on the balance sheet of the Northwest Financial Reports or the Pacific Financial Reports, as the case may be, and (2) is a derivative contract (including various combinations thereof).

        "Dissenting Shares" means the shares of Northwest Common Stock held by those shareholders of Northwest who have timely and properly exercised their dissenters' rights in accordance with the Appraisal Laws.

        "Determination Date" means the third calendar day immediately prior to the Effective Date.

        "DPC Shares" has the meaning assigned to such term in Section 1.2(D).

        "Effective Date" has the meaning assigned to such term in Section 10.1.

        "Employment Agreements" shall mean the agreements with certain officers of Northwest described in Section 7.3(F).

Agreement and Plan of Mergers—Exhibits and Schedules—Page 2

        "Environmental Law" means (1) any federal, state, and/or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect, including the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, and (2) any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material.

        "ERISA" has the meaning assigned to such term in Section 5.1(Q)(2).

        "ERISA Affiliate" has the meaning assigned to such term in Section 5.1(Q)(3).

        "ERISA Plans" has the meaning assigned to such term in Section 5.1(Q)(2).

        "Exception Shares" means shares held by Northwest or by Pacific or any of its Subsidiaries, in each case other than Trust Account Shares and DPC Shares.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated under such statute.

        "Exchange Agent" has the meaning assigned to such term in Section 2.1.

        "Exchange Fund" has the meaning assigned to such term in Section 2.1.

        "Exchange Ratio" means 0.8200 as set forth in Section 1.2(A).

        "Execution Date" means the last date on which this Agreement is executed by each of the parties hereto.

        "Executive Officer" has the meaning set forth in Rule 405 of Regulation C under the Securities Act.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

        "GAAP" means generally accepted accounting principles consistently applied.

        "Hazardous Material" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, including any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

        "Loan/Fiduciary Property" means any property owned or controlled by a party or any of its Subsidiaries or in which such party or any of its Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where such party or any of its Subsidiaries constitutes the owner or operator of such property, but only with respect to such property.

Agreement and Plan of Mergers—Exhibits and Schedules—Page 3

        "Material Adverse Effect" means, with respect to any party to this Agreement, an event, occurrence or circumstance (including (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate owned and taxes, and (ii) any breach of a representation or warranty contained in this Agreement by such party) that (a) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of such party and its Subsidiaries, taken as a whole, or (b) would materially impair such party's ability to perform its obligations under this Agreement or the consummation of any of the transactions contemplated by this Agreement.

        "Meeting" has the meaning assigned to such term in Section 6.2.

        "Merger" means the merger of Northwest with and into Pacific Northwest Bank, in exchange for approximately 35% cash and approximately 65% Pacific Common Stock, as set forth in Section 1.2(A).

        "Multiemployer Plans" has the meaning assigned to such term in Section 5.1(Q)(2).

        "NASDAQ" means the National Association of Securities Dealers Automated Quotations system.

        "Northwest" means Bank of the Northwest, an Oregon state-chartered commercial bank.

        "Northwest Common Stock" has the meaning assigned to such term in paragraph (C) of the Recitals.

        "Northwest Contract" has the meaning assigned to such term in Section 5.1(N).

        "Northwest Financial Reports" has the meaning assigned to such term in Section 5.1(H).

        "Northwest's Knowledge," "Knowledge of Northwest" or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Northwest's Executive Officers.

        "Northwest Option" has the meaning assigned to such term in Section 2.3.

        "Northwest Reports" has the meaning assigned to such term in Section 5.1(GG).

        "Northwest Warrant" has the meaning assigned to such term in Section 2.3.

        "ORS" means the Oregon Revised Statutes, as amended.

        "Pacific" means Pacific Northwest Bancorp, a Washington corporation and registered bank holding company.

        "Pacific Average Closing Price" means the price equal to the average (rounded to the nearest ten-thousandth) of each Daily Sales Price of Pacific Common Stock for the ten Trading Days immediately preceding the Determination Date.

        "Pacific Common Stock" has the meaning assigned to such term in paragraph (A) of the Recitals.

        "Pacific Financial Reports" has the meaning assigned to such term in Section 5.2(H).

        "Pacific's Knowledge," "Knowledge of Pacific" or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Pacific's Executive Officers.

        "Pacific Northwest Bank Common Stock" has the meaning assigned to such term in paragraph (B) of the Recitals.

        "Pacific Option" has the meaning assigned to such term in Section 2.3.

        "Pacific Reports" has the meaning assigned to such term in Section 5.2(DD).

        "Pacific Transaction" means: (1) a merger, consolidation or similar transaction involving Pacific, where Pacific is not the corporation surviving such transaction or where a change of control of Pacific is otherwise effected, (2) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Pacific or any of its significant Subsidiaries representing in either case 25% or more of the consolidated assets or deposits of

Agreement and Plan of Mergers—Exhibits and Schedules—Page 4

Pacific and its Subsidiaries, or (3) the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 25% or more of the voting power of Pacific or any of its significant Subsidiaries other than the issuance of Pacific Common Stock upon the exercise of outstanding options or the conversion of outstanding convertible securities of Pacific.

        "Pacific Warrant" has the meaning assigned to such term in Section 2.3.

        "Participation Facility" means any building or other facility in which a party or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator of such facility.

        "Pension Plan" has the meaning assigned to such term in Section 5.1(Q)(2).

        "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental body, or other entity.

        "Previously Disclosed" means information provided by a party in a Schedule that is delivered by that party to the other party contemporaneously with the Execution Date.

        "Proxy Statement" has the meaning assigned to such term in Section 6.2.

        "Registration Statement" has the meaning assigned to such term in Section 6.2.

        "Regulatory Authorities" means federal or state governmental agencies, authorities or departments charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits.

        "RCW" means the Revised Code of Washington, as amended.

        "Rights" has the meaning assigned to such term in paragraph (E) of the Recitals to this Agreement.

        "Securities Act" means the Securities Act of 1933, as amended, together with the rules and regulations promulgated under such statute.

        "SEC" means the Securities and Exchange Commission.

        "Subsidiary" means, with respect to any entity, each partnership, limited liability company, or corporation the majority of the outstanding partnership interests, membership interests, capital stock or voting power of which is (or upon the exercise of all outstanding warrants, options and other rights would be) owned, directly or indirectly, at the time in question by such entity.

        "Superior Proposal" has the meaning assigned to such term in Section 9.5.

        "Tax Returns" has the meaning assigned to such term in Section 5.1(AA).

        "Taxes" means federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties or operations of the respective party or its Subsidiaries, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

        "Termination Fee Amount" has the meaning assigned to such term in Section 8.2(B).

        "Third Party" means a person within the meaning of Sections 3(a)(9) and 13(d)(3) of the Exchange Act, excluding: (1) Northwest, and (2) Pacific, Pacific Northwest Bank or any other Subsidiary of Pacific.

        "Trading Day" means a day that Pacific Common Stock is traded on NASDAQ.

        "Trust Account Shares" has the meaning assigned to such term in Section 1.2(D).

Agreement and Plan of Mergers—Exhibits and Schedules—Page 5

        (B)    GENERAL INTERPRETATION.    Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the terms defined in this Agreement include the plural as well as the singular; the words "hereof," "herein," "hereunder," "in this Agreement" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and references in this Agreement to Articles, Sections, Schedules and Exhibits refer to Articles and Sections of and Schedules and Exhibits to this Agreement. Unless otherwise stated, references to Subsections refer to the Subsections of the Section in which the reference appears. All pronouns used in this Agreement include the masculine, feminine and neuter gender, as the context requires. All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.

ARTICLE I. THE MERGER

        1.1    THE MERGER.    Subject to the provisions of this Agreement, on the Effective Date:

          (A)    CONTINUING CORPORATION.    Northwest shall be merged with and into Pacific Northwest Bank pursuant to the terms and conditions set forth herein. Upon consummation of the Merger, the separate existence of Northwest shall cease and Pacific Northwest Bank shall continue as the Continuing Corporation.

          (B)    ARTICLES, BYLAWS, DIRECTORS, OFFICERS.    The Articles of Incorporation and Bylaws of the Continuing Corporation shall be those of Pacific Northwest Bank, as in effect immediately prior to the Effective Date. The directors and officers of Pacific Northwest Bank in office immediately prior to the Effective Date shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

          (C)    RIGHTS, ETC.    The Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the corporations so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Continuing Corporation without further act or deed; and the title to any real estate or any interest therein, vested in each of such institutions, shall not revert or be in any way impaired by reason of the Merger.

          (D)    EFFECTS OF THE MERGER.    The separate existence of Northwest shall cease, and Northwest shall be merged with and into Pacific Northwest Bank which, as the Continuing Corporation, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged corporations, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Pacific Northwest Bank and Northwest.

          (E)    TRANSFER OF ASSETS.    All rights, assets, licenses, permits, franchises and interests of Pacific Northwest Bank and Northwest in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, shall be deemed to be vested in Pacific Northwest Bank as the Continuing Corporation by virtue of the Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

          (F)    ASSUMPTION OF LIABILITIES.    The Continuing Corporation shall become and be liable for all debts, liabilities, obligations and contracts of Pacific Northwest Bank as well as those of Northwest, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Pacific Northwest Bank or Northwest.

Agreement and Plan of Mergers—Exhibits and Schedules—Page 6

        1.2    CONVERSION OF NORTHWEST COMMON STOCK.    Subject to the provisions of this Agreement, on the Effective Date:

          (A)    OUTSTANDING NORTHWEST COMMON STOCK.    Each share of Northwest Common Stock issued and outstanding at the Execution Date shall, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.3, either: (1) a number of shares of Pacific Common Stock equal to the Per Share Stock Consideration, or (2) cash in an amount equal to the Per Share Consideration (the "Per Share Cash Consideration"); the Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the "Merger Consideration."

        For purposes of this Section 1.2(A):

          "Aggregate Consideration" shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

          "Per Share Consideration" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of Northwest Common Stock outstanding as of the close of business on the Execution Date.

          "Per Share Stock Consideration" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Pacific Average Closing Price.

          "Total Cash Amount" shall mean an amount equal to $25,820,594.88.

          "Total Stock Amount" shall mean the product of (x) the Exchange Ratio of 0.8200 and (y) 3,283,081 shares and (z) 0.65.

          "Total Stock Consideration" shall mean the product obtained by multiplying (x) the Total Stock Amount and (y) the Pacific Average Closing Price.

          (B)  All of the shares of Northwest Common Stock converted into the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (each a "Certificate") previously representing any such shares of Northwest Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (1) the Merger Consideration, (2) any dividends and other distributions in accordance with Section 2.2(B) hereof, and (3) any cash to be paid in lieu of any fractional share of Pacific Common Stock in accordance with Section 2.2(E) hereof.

          (C)  If, between the Execution Date and the Effective Date, the shares of Northwest Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

          (D)  As of the Effective Date, all shares of Northwest Common Stock that are owned directly, or indirectly by Northwest or Pacific or any of their respective Subsidiaries [other than shares of Northwest Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Pacific Common Stock which are similarly held, whether held directly or indirectly by Pacific or Northwest, as the case may be, being referred to herein as "Trust Account Shares") or (y) held by Pacific or Northwest or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Northwest Common Stock, and shares of Pacific Common Stock which are similarly held, whether held directly or indirectly by Pacific or Northwest, being referred to herein as

Agreement and Plan of Mergers—Exhibits and Schedules—Page 7

  "DPC Shares")] shall be canceled and shall cease to exist and no stock of Pacific, cash or other consideration shall be delivered in exchange therefor.

          (E)  The calculations required by Section 1.2(A) shall be prepared jointly by Pacific and Northwest prior to the Effective Date.

        1.3    ELECTION PROCEDURES.

            (A)  An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Northwest Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as Northwest and Pacific shall mutually agree (the "Election Form") shall be mailed with the Proxy Statement on the date of mailing of the Proxy Statement or on such other date as Pacific and Northwest shall mutually agree (the "Mailing Date") to each holder of record of Northwest Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the "Election Form Record Date").

            (B)  Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to (x) elect to receive (1) the Per Share Stock Consideration in respect of all of such holder's Northwest Common Stock ("Stock Election Shares"); (2) the Per Share Cash Consideration in respect of all of such holder's Northwest Common Stock ("Cash Election Shares"); (3) the Per Share Stock Consideration in respect of that portion of such holder's shares of Northwest Common Stock equal to the Stock Percentage (as defined below), rounded to the nearest whole share (the "Mixed Stock Shares"), and the Per Share Cash Consideration in respect of that portion of such holder's shares of Northwest Common Stock equal to the Cash Percentage (as defined below), rounded to the nearest whole share (the "Mixed Cash Shares," and together with the Mixed Stock Shares, the "Mixed Election Shares"); (4) the Per Share Stock Consideration in respect of that portion of such holder's shares of Northwest Common Stock equal to any whole percentage specified by such holder that is a multiple of 5% (e.g., 5%, 10%, 15%, 20%, 25%), rounded to the nearest whole share (the "Special Stock Shares"), and the Per Share Cash Consideration in respect of that portion of such holder's shares of Northwest Common Stock equal to any whole percentage specified by such holder that is a multiple of 5%, rounded to the nearest whole share (the "Special Cash Shares," and together with the Special Stock Shares, the "Special Election Shares"), provided that the percentages of shares of Northwest Common Stock exchanged for Per Share Stock Consideration and Per Share Cash Consideration shall total 100%, or (y) to make no election with respect to such holder's Northwest Common Stock ("No Election Shares"). Any Northwest Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Pacific Standard Time, on the date prior to the Determination Date (or such other time and date as Pacific and Northwest may mutually agree) (the "Election Deadline") shall also be deemed to be "No Election Shares." "Cash Percentage" shall mean the quotient, rounded to the nearest thousandth, obtained by dividing (x) the quotient obtained by dividing the Total Cash Amount by the Per Share Consideration, by (y) the total number of shares of Northwest Common Stock outstanding as of the close of business on the Determination Date. "Stock Percentage" shall mean the amount equal to one (1) minus the Cash Percentage.

            (C)  Pacific shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Northwest Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and Northwest shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

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            (D)  Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Northwest Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Northwest Common Stock represented by such Election Form shall become No Election Shares and Pacific shall cause the certificates representing Northwest Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Pacific regarding such matters shall be binding and conclusive. Neither Pacific nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

            (E)  Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Pacific shall cause the Exchange Agent to effect the allocation among the holders of Northwest Common Stock of rights to receive Pacific Common Stock or cash in the Merger in accordance with the Election Forms as follows:

      (1)
      Cash Election Shares, Mixed Cash Shares and Special Cash Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares, the Mixed Cash Shares and the Special Cash Shares is greater than the Total Cash Amount, then:

      (i)
      all Mixed Stock Shares, Special Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

      (ii)
      the Exchange Agent shall then select from among the Cash Election Shares, and from all Special Cash Shares to the extent such election exceeds 35% ("Excess Special Cash Amounts"), by a pro rata selection process, a sufficient number of shares ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

      (iii)
      the Cash Election Shares and Special Cash Shares that are not Stock Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.

      (2)
      Cash Election Shares Plus Mixed Cash Shares and Special Cash Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, the Mixed Cash Shares and the Special Cash Shares is less than the Total Cash Amount, then:

      (i)
      all Cash Election Shares, Mixed Cash Shares and Special Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;

      (ii)
      the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares and from all Special

Agreement and Plan of Mergers—Exhibits and Schedules—Page 9

          Stock Shares to the extent such election exceeds 65% ("Excess Special Stock Amounts"), by a pro rata selection process, a sufficient number of shares ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

        (iii)
        the Stock Election Shares, the Special Stock Shares and the No Election Shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

      (3)
      Cash Election Shares Plus Mixed Cash Shares and Special Cash Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, the Mixed Cash Shares and the Special Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (1) and (2) above shall not apply and all Cash Election Shares, Mixed Cash Shares and Special Cash Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares, Mixed Stock Shares, Special Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

            (F)  The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Pacific and Northwest.

        1.4    CERTAIN EXERCISED OPTIONS/WARRANTS.    Notwithstanding anything to the contrary in this Agreement, and in addition to the Merger Consideration, holders of Northwest Options and Northwest Warrants, who exercise such options/warrants between the Execution Date and the Effective Date, shall receive Northwest Common Stock which shall be converted into cash on the Effective Date, in lieu of the Merger Consideration, in an amount equal to the Per Share Cash Consideration defined in Section 1.2(A); provided, however, that at least fifty percent (50%) of the sum of (1) the Aggregate Consideration (as defined in Section 1.2(A)) and (2) any additional cash payable with respect to such exercised Northwest Options and Northwest Warrants pursuant to this Agreement shall be paid in Pacific Common Stock. If and to the extent that such limitation would not otherwise be satisfied, then a portion of the amount otherwise payable under this Section 1.4 shall instead be paid to such holders on a pro-rata basis in Pacific Common Stock (based on the Pacific Average Closing Price).

        1.5    DISSENTING SHARES.    Notwithstanding anything to the contrary in this Agreement, each Dissenting Share whose holder, as of the Effective Date of the Merger, has not effectively withdrawn or lost his dissenters' rights under ORS 711.180 (the "Appraisal Laws") shall not be converted into or represent a right to receive Pacific Common Stock, but the holder of such Dissenting Share shall be entitled only to such rights as are granted by the Appraisal Laws, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to payment under the Appraisal Laws, in which case each such share shall be deemed to have been converted at the Effective Date into the right to receive Pacific Common Stock without any interest thereon. Each holder of Dissenting Shares who becomes entitled to payment for his Northwest Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Dissenting Shares from Pacific (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).

        1.6    TAX CONSEQUENCES.    It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.

Agreement and Plan of Mergers—Exhibits and Schedules—Page 10

ARTICLE II. EXCHANGE OF SHARES

        2.1    PACIFIC TO MAKE SHARES AND CASH AVAILABLE.    On or before the Effective Date, Pacific shall deposit, or shall cause to be deposited, with a bank or trust company (the "Exchange Agent") selected by Pacific and reasonably satisfactory to Northwest, for the benefit of the holders of Certificates, for exchange in accordance with this ARTICLE II: (A) certificates representing the shares of Pacific Common Stock to be issued pursuant to Section 1.2 and Section 2.2(A) in exchange for outstanding shares of Northwest Common Stock; (B) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Section 1.2 and 2.2(A); and (C) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(E). Such cash and certificates for shares of Pacific Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."

        2.2    EXCHANGE OF SHARES.

          (A)  As soon as practicable after the Effective Date, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder's Certificate or Certificates with an Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Northwest shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After completion of the allocation procedure set forth in Section 1.3 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Pacific Common Stock which such holder of Northwest Common Stock became entitled to receive pursuant to the provisions of ARTICLE I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of ARTICLE I, and the Certificate or Certificates so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

          (B)  No dividends or other distributions declared after the Effective Time with respect to Pacific Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this ARTICLE II. After the surrender of a Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore has become payable with respect to shares of Pacific Common Stock represented by such Certificate.

          (C)  If any certificate representing shares of Pacific Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Pacific Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

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          (D)  After the Effective Date, there shall be no transfers on the stock transfer books of Northwest of the shares of Northwest Common Stock which were issued and outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Pacific Common Stock or cash or both, as provided in this ARTICLE II.

          (E)  Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Pacific Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Pacific Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Pacific. In lieu of the issuance of any such fractional share, Pacific shall pay to each former shareholder of Northwest who otherwise would be entitled to receive a fractional share of Pacific Common Stock an amount in cash determined by multiplying (1) the average of the Daily Sales Prices of Pacific Common Stock for the five Trading Days immediately preceding the Effective Date by (2) the fraction of a share of Pacific Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.2 hereof.

          (F)  Any portion of the Exchange Fund that remains unclaimed by the shareholders of Northwest for twelve months after the Effective Date shall be paid to Pacific. Any shareholders of Northwest who have not theretofore complied with this ARTICLE II shall thereafter look only to Pacific for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Pacific Common Stock deliverable in respect of each share of Northwest Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Pacific, Pacific Northwest Bank, Northwest, the Exchange Agent or any other person shall be liable to any former holder of shares of Northwest Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (G)  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Pacific, the posting by such person of a bond in such amount as Pacific may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

          (H)  Certificates surrendered for exchange by any person constituting an "affiliate" of Northwest for purposes of Rule 145 of the Securities Act shall not be exchanged for certificates representing Pacific Common Stock until Pacific has received a written agreement from such person as specified in Section 6.9.

          (I)  Prior to the Effective Date, Pacific shall take all actions as may be reasonably required to cause the acquisition of equity securities of Pacific, including Pacific Common Stock, Pacific Options and Pacific Warrants, as contemplated by the provisions of this Agreement, by any person who is or will become a director or officer of Pacific to be eligible for exemption under Rule 16b-3(d) of the Exchange Act.

        2.3    CONVERSION OF NORTHWEST OPTIONS AND WARRANTS.    On the Effective Date, by virtue of the Merger, and without any action on the part of any holder of an option or warrant, each employee and each director option granted by Northwest to purchase shares of Northwest Common Stock ("Northwest Option") that is then outstanding and unexercised shall be converted into and become an option to purchase Pacific Common Stock ("Pacific Option") on the same terms and conditions as are in effect with respect to the Northwest Option immediately prior to the Effective Date and each warrant granted by Northwest to purchase Northwest Common Stock ("Northwest Warrant") that is then

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outstanding and unexercised shall be converted into and become a warrant to purchase Pacific Common Stock ("Pacific Warrant") on the same terms and conditions as are in effect with respect to the Northwest Warrant immediately prior to the Effective Date, except that (A) each such Pacific Option and Pacific Warrant may be exercised solely for shares of Pacific Common Stock, (B) the number of shares of Pacific Common Stock subject to such Pacific Option and Pacific Warrant shall be equal to the number of shares of Northwest Common Stock subject to such Northwest Option and Northwest Warrant immediately prior to the Effective Date multiplied by the Exchange Ratio, the product being rounded, if necessary, up or down to the nearest whole share, (C) the per share exercise price under each such Pacific Option and Pacific Warrant shall be adjusted by dividing the per share exercise price of the Northwest Option and Northwest Warrant by the Exchange Ratio, and rounding up or down to the nearest cent, and (D) each such Pacific Option shall be immediately exercisable in full. The names of the holders, dates of issuance and expiration, the number of shares subject to each such option or warrant, and the exercise price for all Northwest Options and Northwest Warrants as of the Execution Date are Previously Disclosed in Schedule 2.3. Following the Effective Date, Pacific shall use its best efforts to promptly prepare and file with the SEC a Registration Statement on Form S-8 or other appropriate form covering shares of Pacific Common Stock to be issued upon the exercise of stock options and warrants assumed by Pacific pursuant to this Section.

ARTICLE III. ACTIONS PENDING CLOSING

        Unless otherwise agreed to in writing by Pacific, following the Execution Date until the Effective Date, Northwest shall conduct its business in the ordinary and usual course consistent with past practice and shall use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees identified by Pacific Northwest Bank, and Northwest, without the prior written consent of Pacific, will not:

        3.1    CAPITAL STOCK.    Except for the exercise of outstanding Northwest Options and Northwest Warrants, or as Previously Disclosed in Schedule 5.1(C), issue, sell or otherwise permit to become outstanding any additional shares of capital stock of Northwest, or any Rights with respect thereto, or enter into any agreement with respect to the foregoing, or permit any additional shares of Northwest Common Stock to become subject to grants of stock options, warrants, stock appreciation rights, or any other stock-based employee compensation rights.

        3.2    DIVIDENDS; ETC.    Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, or directly or indirectly combine, split, subdivide, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or, other than as permitted in or contemplated by this Agreement (and except for the acquisition of Trust Account Shares and DPC Shares), authorize the creation or issuance of, or issue, any additional shares of its capital stock or any Rights with respect thereto.

        3.3    INDEBTEDNESS; LIABILITIES; ETC.    Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity.

        3.4    OPERATING PROCEDURES; CAPITAL EXPENDITURES; ETC.    Except as may be directed by any regulatory agency, (A) change its lending, investment, liability management or other material banking policies in any material respect, or (B) commit to incur any further capital expenditures beyond those Previously Disclosed in Schedule 3.4 other than in the ordinary course of business and not exceeding $100,000 individually or $500,000 in the aggregate.

Agreement and Plan of Mergers—Exhibits and Schedules—Page 13

        3.5    SUBSIDIARIES.    Organize or acquire, directly or indirectly, any Subsidiaries.

        3.6    COMPENSATION; EMPLOYMENT AGREEMENTS; ETC.    Except as Previously Disclosed in Schedule 3.6, enter into or amend any employment, severance or similar agreement or arrangement with any of its directors, officers or employees, or grant any salary or wage increase, amend the terms of any Northwest Option or Northwest Warrant or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice.

        3.7    BENEFIT PLANS.    Except as Previously Disclosed in Schedule 3.7, enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

        3.8    CONTINUANCE OF BUSINESS.    Dispose of or discontinue any portion of its assets, business or properties that exceeds $100,000 in value or is otherwise material to Northwest's business, or merge or consolidate with, or acquire all or any portion of, the business or property of any other entity that exceeds $100,000 in value or is otherwise material to Northwest (except foreclosures or acquisitions by Northwest in its fiduciary capacity and loan participations, in each case in the ordinary course of business consistent with past practice).

        3.9    AMENDMENTS.    Amend its Articles of Incorporation or Bylaws.

        3.10    CLAIMS.    Settle any claim, litigation, action or proceeding involving any liability for money damages in excess of $100,000 or material restrictions upon the operations of Northwest.

        3.11    CONTRACTS.    Except as previously disclosed on Schedule 3.11, enter into, renew, terminate or make any change in any Northwest Contract involving future payments in excess of $100,000, except in the ordinary course of business consistent with past practice with respect to contracts, agreements and leases that are terminable by it without penalty on no more than 90 days' prior written notice.

        3.12    LOANS.    Extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices or, without prior notice to Pacific's Chief Executive Officer or Chief Credit Administrator, make any new loan or renew any existing loan in a principal amount in excess of $2,000,000.

        3.13    EMPLOYEE STOCK PURCHASE PLAN.    Make an offering of shares of Northwest Common Stock to Northwest employees under its employee stock purchase plan.

        3.14    AGREEMENTS.    Agree to, or make any commitment to, take any of the actions prohibited by this ARTICLE III.

ARTICLE IV. PACIFIC FORBEARANCES

        Following the Execution Date until the Effective Date, except as expressly contemplated or permitted by this Agreement, Pacific and Pacific Northwest Bank shall not, without the prior written consent of Northwest:

        4.1    CAPITAL STOCK.    Reclassify any of its capital stock or make, declare, or pay any dividend or make any other distribution on, any shares of its capital stock or any securities or obligations, convertible into or exchangeable for any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of such rate as Pacific from time to time adopts as its regular quarterly dividend rate and except for dividends paid by any of its wholly owned Subsidiaries or any of their wholly owned Subsidiaries).

Agreement and Plan of Mergers—Exhibits and Schedules—Page 14

        4.2    TAX-FREE REORGANIZATION.    Take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        4.3    AMENDMENT OF ARTICLES.    Amend its Articles of Incorporation.

        4.4    BUSINESS COMBINATIONS.    Effect a Pacific Transaction.

        4.5    AGREEMENTS.    Agree to, or make any commitment to, take any of the actions prohibited by this ARTICLE IV.

ARTICLE V. REPRESENTATIONS AND WARRANTIES

        5.1    NORTHWEST REPRESENTATIONS AND WARRANTIES.    Northwest hereby represents and warrants to Pacific and Pacific Northwest Bank as follows:

          (A)    RECITALS.    The facts set forth in the Recitals of this Agreement with respect to Northwest are true and correct in all material respects.

          (B)    ORGANIZATION, QUALIFICATION AND AUTHORITY.    Northwest is duly qualified to do business in each state of the United States where the failure to be duly qualified is reasonably likely to have a Material Adverse Effect on it. Northwest has in effect all federal, state and local governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it. Northwest is an "insured depository institution" as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC to the fullest extent permitted by law and all premiums and assessments required to be paid in connection therewith have been paid.

          (C)    SHARES.    As of the Execution Date, (1) the outstanding shares of Northwest's capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights, and (2) except as Previously Disclosed in Schedule 5.1(C), there are no shares of capital stock or other equity securities of Northwest outstanding and no outstanding Rights with respect thereto.

          (D)    NORTHWEST SUBSIDIARIES.    Northwest has no Subsidiaries. Except as previously disclosed in Schedule 5.1(D), Northwest does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization.

          (E)    CORPORATE POWER.    Northwest has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets.

          (F)    CORPORATE AUTHORITY.    Subject to any necessary receipt of approval by its shareholders referred to in Section 7.1, this Agreement has been authorized by all necessary corporate action of Northwest, and each such agreement is a valid and binding agreement of Northwest, enforceable against Northwest in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (G)    NO DEFAULTS.    Subject to the approval by its shareholders referred to in Section 7.1, the required regulatory approvals referred to in Section 7.1, and the required filings under federal and state securities laws, and except as Previously Disclosed in Schedule 5.1(G), the execution, delivery and performance of this Agreement and the consummation by Northwest to the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Northwest or to which Northwest or its properties is

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  subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it, (2) constitute a breach or violation of, or a default under, its Articles of Incorporation or Bylaws, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it.

          (H)    FINANCIAL REPORTS.    Except as Previously Disclosed in Schedule 5.1(H), (1) Northwest's audited balance sheet as of December 31 for the fiscal years 2000 and 2001, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years ended 1999 through 2001, inclusive, as reported in Northwest's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, filed with the FDIC under the Exchange Act, and all subsequent audited quarterly financial statements of Northwest, and (2) its call report for the fiscal year ended December 31, 2001, and all other financial reports filed or to be filed subsequent to December 31, 2001, in the form filed with the FDIC and the Department (in each such case under the foregoing clauses (1) and (2), the "Northwest Financial Reports"), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Northwest Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in the Northwest Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to recurring year-end audit adjustments normal in nature and amount in the case of unaudited statements.

          (I)    ABSENCE OF UNDISCLOSED LIABILITIES.    Except as Previously Disclosed on Schedule 5.1(I), Northwest has no obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Northwest Financial Reports prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as Previously Disclosed on Schedule 5.1(I), since December 31, 2001, Northwest has not incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to Northwest) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Northwest.

          (J)    NO EVENTS.    Except as Previously Disclosed on Schedule 5.1(J), since December 31, 2001, no event has occurred that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

          (K)    PROPERTIES.    Except as reserved against in the Northwest Financial Reports, and as disclosed in title insurance policies held by Northwest, Northwest has good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities of any character (each an "Encumbrance"), to all of the properties and assets, tangible and intangible, reflected in the Northwest Financial Reports as being owned by Northwest as of the dates thereof other than those Encumbrances that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Northwest and except those Encumbrances of record. All buildings and all material fixtures, equipment, and other property and assets that are held under leases or subleases by

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  Northwest are held under valid leases or subleases enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it.

          (L)    LITIGATION; REGULATORY ACTION.    Except as Previously Disclosed in Schedule 5.1(L), no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Northwest or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and to Northwest's Knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 5.1(L), Northwest is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or nor set forth on Schedule 5.1(L), a "Regulatory Agreement"), any Regulatory Authorities that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Northwest been advised by any Regulatory Authorities that it is considering issuing or requesting any Regulatory Agreement.

          (M)    COMPLIANCE WITH LAWS.    Except as Previously Disclosed in Schedule 5.1(M), Northwest:

            (1)  Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to its business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Northwest's Knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

            (2)  Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Northwest is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Northwest, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Northwest, or (c) requiring any of Northwest (or any of its officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

            (3)  Is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.

          (N)    MATERIAL CONTRACTS.

            (1)  Except as Previously Disclosed in Schedule 5.1(N), Northwest is not a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Pacific, Northwest, the Continuing Corporation or any of their respective Subsidiaries to any officer,

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    director, employee or consultant of Northwest, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the Execution Date, regardless of whether the contract has been filed or incorporated by reference in the Northwest Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $250,000 per annum, or (v) which materially restricts the conduct of any line of business by Northwest. Each contract, arrangement, commitment or understanding of the type described in this Section 5.1(N), whether or not set forth in Schedule 5.1(N), is referred to herein as a "Northwest Contract." Northwest has previously delivered or made available to Pacific true and correct copies of each material contract, arrangement, commitment or understanding of the type described in this Section 5.1(N).

            (2)  Except as set forth in Schedule 5.1(N), (i) each Northwest Contract is valid and binding and in full force and effect, (ii) Northwest has performed all obligations required to be performed by it to date under each Northwest Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Northwest under any Northwest Contract, and (iv) no other party to any Northwest Contract is, to Northwest's Knowledge, in default in any respect thereunder.

          (O)    REPORTS.    Since December 31, 1999, Northwest has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the Department, (2) the FDIC and (3) any other Regulatory Authorities having jurisdiction with respect to Northwest. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (P)    BROKERS AND FINDERS.    Neither Northwest nor any of its respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Northwest has engaged, and will pay a fee or commission to, D.A. Davidson & Co. ("D.A. Davidson") in accordance with the terms of a letter agreement between D.A. Davidson and Northwest, a true and correct copy of which has been previously made available by Northwest to Pacific.

          (Q)    EMPLOYEE BENEFIT PLANS.

            (1)  Schedule 5.1(Q)(1) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by Northwest for the benefit of employees, former employees, directors, former directors or their beneficiaries (the "Compensation and Benefit Plans"). True and complete copies of all Compensation and Benefit Plans of Northwest, including any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto, have been provided to Pacific.

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            (2)  All "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), other than "multiemployer plans" within the meaning of Section 3(37) of ERISA ("Multiemployer Plans"), covering employees or former employees of Northwest (the "ERISA Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as Previously Disclosed in Schedule 5.1(Q)(2) each ERISA Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under the Code has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Northwest has not engaged in a transaction with respect to any ERISA Plan that could subject Northwest to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

            (3)  No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Northwest with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Northwest under Section 4001(a)(15) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Northwest does not presently contribute to a Multiemployer Plan and has not contributed to such a plan within the past five calendar years. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.

            (4)  All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency"(whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Northwest has not provided and is not required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

            (5)  Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

            (6)  Northwest has no obligations for retiree health and life benefits under any plan, except as set forth in Schedule 5.1(Q)(6). There are no restrictions on the rights of Northwest to amend or terminate any such plan without incurring any liability thereunder.

            (7)  Except as Previously Disclosed in Schedule 5.1(Q)(7), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (a) result in any payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of Northwest under any Compensation and Benefit Plan or otherwise from Northwest, (b) increase any benefits otherwise payable under any Compensation and Benefit Plan, or (c) result in any acceleration of the time of payment or vesting of any such benefit.

          (R)    APPROVALS.    As of the Execution Date, to Northwest's Knowledge, there is no reason why the regulatory approvals referred to in Section 7.1 should not be obtained.

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          (S)    LABOR AGREEMENTS.    Northwest is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Northwest the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it pending nor, to Northwest's Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

          (T)    LOAN PORTFOLIO.

            (1)  Except as Previously Disclosed in Schedule 5.1(T), Northwest is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of June 30, 2002, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater shareholder of Northwest, or to Northwest's Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 5.1(T) sets forth (x) all of the Loans of Northwest that as of June 30, 2002, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of Northwest that as of June 30, 2002, was classified as "Other Real Estate Owned" and the book value thereof.

            (2)  Except where failure would not have a Material Adverse Effect on such Loan, each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (U)    ALLOWANCE FOR POSSIBLE LOAN LOSSES.    The allowance for possible loan losses shown on the consolidated balance sheets in the December 31, 2001 Financial Reports of Northwest was, and the allowance for possible loan losses to be shown on subsequent Financial Reports of Northwest was and will be adequate in the opinion of the Board of Directors of Northwest to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof.

          (V)    INSURANCE.    Northwest has taken all requisite action (including the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters that are Known to Northwest, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Northwest. Set forth in Schedule 5.1(V) is a list of all insurance policies maintained by or for the benefit of Northwest or its directors, officers, employees or agents.

          (W)    AFFILIATES.    Except as Previously Disclosed in Schedule 5.1(W), to the Knowledge of Northwest, there is no person who, as of the Execution Date, may be deemed to be an "affiliate" of Northwest as that term is used in Rule 145 under the Securities Act.

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          (X)    STATE TAKEOVER LAWS; ARTICLES OF INCORPORATION; BYLAWS.    Northwest has taken all necessary action to exempt this Agreement and the transactions contemplated by this Agreement from, and this Agreement and such transactions are exempt from any restrictive provisions of (1) any applicable moratorium, control share, fair price, business combination, or other federal or state anti-takeover laws and regulations, and (2) the Articles of Incorporation or Bylaws of Northwest.

          (Y)    NO FURTHER ACTION.    Northwest has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement, or any other action or combination of actions, or any other transactions, contemplated by this Agreement do not and will not (1) require a vote of shareholders (other than as set forth in Section 7.1), or (2) except as contemplated under this Agreement, result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Northwest or under any agreement to which Northwest is a party, or (3) restrict or impair in any way the ability of the other parties to exercise the rights granted under this Agreement.

          (Z)    ENVIRONMENTAL MATTERS.

            (1)  To Northwest's Knowledge, the Participation Facilities and the Loan/Fiduciary Properties are, and have been, in compliance with all Environmental Laws, except for instances of noncompliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Northwest.

            (2)  There is no proceeding pending or, to Northwest's Knowledge, threatened before any court, governmental agency or board or other forum in which Northwest or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Northwest or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Northwest or have been Previously Disclosed in Schedule 5.1(Z)(2).

            (3)  There is no proceeding pending or, to Northwest's Knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or Northwest in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Northwest or have been Previously Disclosed in Schedule 5.1(Z)(3).

            (4)  To Northwest's Knowledge, there is no reasonable basis for any proceeding of a type described in subparagraph (2) or (3) of this paragraph (Z), except as has been Previously Disclosed in Schedule 5.1(Z)(4).

            (5)  To Northwest's Knowledge, during the period of (a) ownership or operation by Northwest of any of its current properties, (b) participation in the management of any Participation Facility by Northwest, or (c) holding of a security or other interest in a Loan/Fiduciary Property by Northwest, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Northwest or have been Previously Disclosed in Schedule 5.1(Z)(5).

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            (6)  To Northwest's Knowledge, prior to the period of (a) ownership or operation by Northwest of any of its current properties, (b) participation in the management of any Participation Facility by Northwest, or (c) holding of a security or other interest in a Loan/Fiduciary Property by Northwest, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan) Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Northwest or have been Previously Disclosed in Schedule 5.1(Z)(6).

          (AA)    TAX REPORTS.    Except as Previously Disclosed in Schedule 5.1(AA), (1) all federal and state reports and returns and, to Northwest's Knowledge, all other reports and returns with respect to Taxes that are required to be filed by or with respect to Northwest, including federal income tax returns of Northwest (collectively, the "Tax Returns"), have been duly filed, or requests for extensions have been timely filed and have not expired, for periods ended on or prior to the most recent fiscal year-end, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Northwest, and such Tax Returns were true, complete and accurate in all material respects, (2) all Taxes shown to be due on the Tax Returns have been paid in full, (3) the Tax Returns have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (4) all Taxes due with respect to completed and settled examinations have been paid in full, (5) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on Northwest, except as reserved against in the Northwest Financial Reports, and (6) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of Northwest.

          (BB)    ACCURACY OF INFORMATION.    The statements with respect to Northwest contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Northwest pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

          (CC)    DERIVATIVES CONTRACTS.    Northwest is not a party to and has not agreed to enter into a Derivatives Contract or owns securities that are referred to as "structured notes" except for those Derivatives Contracts and structured notes Previously Disclosed in Schedule 5.1(CC). Schedule 5.1(CC) includes a list of any assets of Northwest that are pledged as security for each such Derivatives Contract.

          (DD)    ACCOUNTING CONTROLS.    Northwest has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management's general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of Northwest is permitted only in accordance with management's general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

          (EE)    FAIRNESS OPINION.    Prior to the Execution Date, Northwest has received an opinion from D.A. Davidson to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of Northwest is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the Execution Date.

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          (FF)    REORGANIZATION.    As of the Execution Date, to Northwest's Knowledge, there is no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

          (GG)    FDIC REPORTS.    Northwest has previously made available to Pacific a true and correct copy of each (1) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 1999 by Northwest with the FDIC pursuant to the Securities Act or the Exchange Act and related regulations of the FDIC (the "Northwest Reports"), and (2) material communication relating to financial performance mailed by Northwest to its shareholders since December 31, 1999, and no such Northwest Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Northwest has timely filed all Northwest Reports and other documents required to be filed by it under the Securities Act and the Exchange Act and related regulations of the FDIC since December 31, 1999, and, as of their respective dates, all Northwest Reports complied with the published rules and regulations of the FDIC with respect thereto.

        5.2    PACIFIC AND PACIFIC NORTHWEST BANK REPRESENTATIONS AND WARRANTIES.    Pacific and Pacific Northwest Bank each hereby represent and warrant to Northwest as follows:

          (A)    RECITALS.    The facts set forth in the Recitals of this Agreement with respect to Pacific and Pacific Northwest Bank are true and correct in all material respects.

          (B)    ORGANIZATION, QUALIFICATION AND AUTHORITY.    Each of Pacific and Pacific Northwest Bank is duly qualified to do business in the States of the United States where the failure to be duly qualified is reasonably likely to have a Material Adverse Effect on it. Each of Pacific and its Subsidiaries has in effect all federal state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Pacific. Pacific Northwest Bank is an "insured depository institution" as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid.

          (C)    SHARES.    The outstanding shares of Pacific's capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. Except as Previously Disclosed in Schedule 5.2(C), there are no shares of capital stock or other equity securities of it or its Subsidiaries outstanding and no outstanding Rights with respect thereto as of the Execution Date.

          (D)    PACIFIC SUBSIDIARIES.    Pacific has Previously Disclosed in Schedule 5.2(D) a list of all of its Subsidiaries. Each of its Subsidiaries that is a bank is an "insured depository institution" as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and the deposits of such Subsidiaries are insured by the Bank Insurance Fund of the FDIC. All of the shares of capital stock of each of its Subsidiaries held by Pacific or one of its Subsidiaries are fully paid and non-assessable and are owned by Pacific or one of its Subsidiaries free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance. Each of its Subsidiaries is duly organized and existing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business in the jurisdictions where the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it. Except as Previously Disclosed in Schedule 5.2(D), Pacific does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization.

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          (E)    CORPORATE POWER.    Each of Pacific and Pacific Northwest Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets.

          (F)    CORPORATE AUTHORITY.    This Agreement has been authorized by all necessary corporate action of Pacific and such agreement is a valid and binding agreement of Pacific, enforceable against Pacific in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. As of the Execution Date, no approval by Pacific's shareholders of the Agreement is required.

          (G)    NO DEFAULTS.    Subject to receipt of the required regulatory approvals referred to in Section 7.1, and the required filings under federal and state securities laws, and except as Previously Disclosed in Schedule 5.2 (G), the execution, delivery and performance of its obligation under this Agreement and the Employment Agreements and the consummation by Pacific and each of its Subsidiaries of the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Pacific or of any of its Subsidiaries or to which Pacific or any of its Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Pacific, (2) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws of its or any of its Subsidiaries, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Pacific.

          (H)    FINANCIAL REPORTS.    Except as Previously Disclosed in Schedule 5.2(H), (1) Pacific's audited consolidated balance sheet as of December 31 for the fiscal years 2000 and 2001, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years ended 1999 through 2001, inclusive, as reported in Pacific's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC under the Exchange Act, and all subsequent audited quarterly financial statements of Pacific, and (2) Pacific Northwest Bank's call report for the fiscal year ended December 31, 2001, in the form filed with the FDIC and the Department (in each such case under the foregoing clauses (1) and (2), the "Pacific Financial Reports"), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Pacific Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in the Pacific Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders, equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to recurring year-end audit adjustments normal in nature and amount in the case of unaudited statements.

          (I)    ABSENCE OF UNDISCLOSED LIABILITIES.    Except as Previously Disclosed on Schedule 5.2(I), Pacific has no obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Pacific Financial Reports prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as Previously Disclosed on Schedule 5.2(I), since December 31, 2001, Pacific has not incurred or paid any

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  obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to Pacific) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Pacific.

          (J)    NO EVENTS.    Except as Previously Disclosed on Schedule 5.2(J), since December 31, 2001, no event has occurred which is reasonably likely to have a Material Adverse Effect on it.

          (K)    PROPERTIES.    Except as reserved against in the Pacific Financial Reports, and as disclosed in title insurance policies held by Pacific, Pacific and each of its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities of any character (each an "Encumbrance"), to all of the properties and assets, tangible and intangible, reflected in the Pacific Financial Reports as being owned by Pacific or its Subsidiaries as of the dates thereof other than those Encumbrances that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Pacific and except those Encumbrances of record. All buildings and all material fixtures, equipment, and other property and assets that are held under leases or subleases by Pacific or any of its Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it.

          (L)    LITIGATION; REGULATORY ACTION.    Except as Previously Disclosed in Schedule 5.2(L) no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Pacific or its Subsidiaries or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and, to Pacific's Knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 5.2(L), neither Pacific nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Schedule 5.2(L), a "Regulatory Agreement," any Regulatory Authority that restricts the conduct of its business or that in any manner related to its capital adequacy, its credit policies, its management or its business, nor has Pacific or any of its Subsidiaries been advised by any Regulatory Authority that is considering issuing or requesting any Regulatory Agreement.

          (M)    COMPLIANCE WITH LAWS.    Except as Previously Disclosed in Schedule 5.2(M), each of Pacific and its Subsidiaries:

            (1)  Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to the business of it and its Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Pacific's Knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

            (2)  Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Pacific or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Pacific or its Subsidiaries, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Pacific or its Subsidiaries,

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    or (c) requiring any of Pacific or its Subsidiaries (or any of its or their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

            (3)  Is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.

          (N)    MATERIAL CONTRACTS.

            (1)  Except as Previously Disclosed in Schedule 5.2(N), neither Pacific nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the Execution Date, regardless of whether the contract has been filed or incorporated by reference in the Pacific Reports, (iii) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $250,000 per annum, or (iv) which materially restricts the conduct of any line of business by Pacific or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 5.2(N), whether or not set forth in Schedule 5.2(N), is referred to herein as a "Pacific Contract." Pacific has previously delivered or made available to Northwest true and correct copies of each material contract, arrangement, commitment or understanding of the type described in this Section 5.2(N).

            (2)  Except as set forth in Schedule 5.2(N), (i) each Pacific Contract is valid and binding and in full force and effect, (ii) Pacific has performed all obligations required to be performed by it to date under each Pacific Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Pacific under any Pacific Contract, and (iv) no other party to any Pacific Contract is, to Pacific's Knowledge, in default in any respect thereunder.

          (O)    REPORTS.    Since December 31, 1999, each of Pacific and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the FDIC, (2) the Department, (3) the Federal Reserve Board, and (4) any other Regulatory Authorities having jurisdiction with respect to Pacific and its Subsidiaries. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (P)    BROKERS AND FINDERS.    Neither Pacific nor any Subsidiary of Pacific, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Pacific has engaged, and will pay a fee or commission to, Sandler O'Neill & Partners, L.P.

          (Q)    EMPLOYEE BENEFIT PLANS.

            (1)  Schedule 5.2(Q)(1) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all

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    medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by Pacific or any of its Subsidiaries for the benefit of employees, former employees, directors, former directors or their beneficiaries (the "Compensation and Benefit Plans"). True and complete copies of all Compensation and Benefit Plans of Pacific and its Subsidiaries, including any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto, have been provided to Northwest.

            (2)  All "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), other than "multiemployer plans" within the meaning of Section 3(37) of ERISA ("Multiemployer Plans"), covering employees or former employees of Pacific and its Subsidiaries (the "ERISA Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as Previously Disclosed in Schedule 5.2(Q)(2) each ERISA Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Neither Pacific nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that could subject Pacific to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

            (3)  No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Pacific or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Pacific under Section 4001(a)(15) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither Pacific nor any of its Subsidiaries presently contributes to a Multiemployer Plan, nor have they contributed to such a plan within the past five calendar years. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.

            (4)  All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency"(whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither Pacific nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

            (5)  Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

            (6)  Neither Pacific nor any of its Subsidiaries has any obligations for retiree health and life benefits under any plan, except as set forth in Schedule 5.2(Q)(6). There are no restrictions on the rights of Pacific to amend or terminate any such plan without incurring any liability thereunder, except as set forth in Schedule 5.2(Q)(6).

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          (R)    APPROVALS.    As of the Execution Date, to Pacific's Knowledge, there is no reason why the regulatory approvals referred to in Section 7.1 should not be obtained.

          (S)    LABOR AGREEMENTS.    Neither Pacific nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Pacific or any of its Subsidiaries the subject of a proceeding asserting that Pacific or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Pacific's Knowledge is there any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

          (T)    LOAN PORTFOLIO.

            (1)  Except as Previously Disclosed in Schedule 5.2 (T), neither Pacific nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of June 30, 2002, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater shareholder of Pacific or any of its Subsidiaries, or to Pacific's Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 5.2(U) sets forth (x) all of the Loans of Pacific or any of its Subsidiaries that as of June 30, 2002, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of Pacific that as of June 30, 2002, was classified as "Other Real Estate Owned" and the book value thereof.

            (2)  Except where failure would not have a Material Adverse Effect on the Loan, each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (U)    ALLOWANCE FOR POSSIBLE LOAN LOSSES.    The allowance for possible loan losses shown on the consolidated balance sheets in the December 31, 2001 Financial Reports of Pacific was, and the allowance for possible loan losses to be shown on subsequent Financial Reports of Pacific was and will be adequate in the opinion of the Board of Directors of Pacific to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof.

          (V)    ENVIRONMENTAL MATTERS.

            (1)  To Pacific's Knowledge, it and each of its Subsidiaries, the Participation Facilities and the Loan/Fiduciary Properties are, and have been, in compliance with all Environmental Laws, except for instances of noncompliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Pacific or its Subsidiaries.

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            (2)  There is no proceeding pending or, to Pacific's Knowledge, threatened before any court, governmental agency or board or other forum in which Pacific or any of its Subsidiaries or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Pacific or any of its Subsidiaries or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Pacific or its Subsidiaries or have been Previously Disclosed in Schedule 5.2(V)(2).

            (3)  There is no proceeding pending or, to Pacific's Knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or Pacific or any of its Subsidiaries in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Pacific or have been Previously Disclosed in Schedule 5.2(V)(3).

            (4)  To Pacific's Knowledge, there is no reasonable basis for any proceeding of a type described in subparagraph (2) or (3) of this paragraph (V), except as has been Previously Disclosed in Schedule 5.2(V)(4).

            (5)  To Pacific's Knowledge, during the period of (a) ownership or operation by Pacific or any of its Subsidiaries of any of its respective current properties, (b) participation in the management of any Participation Facility by Pacific or any of its Subsidiaries, or (c) holding of a security or other interest in a Loan/Fiduciary Property by Pacific or any of its Subsidiaries, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Pacific or any of its Subsidiaries or have been Previously Disclosed in Schedule 5.2(V)(5).

            (6)  To Pacific's Knowledge, prior to the period of (a) ownership or operation by Pacific or any of its Subsidiaries of any of its respective current properties, (b) participation in the management of any Participation Facility by Pacific or any of its Subsidiaries, or (c) holding of a security or other interest in a Loan/Fiduciary Property by Pacific or any of its Subsidiaries, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan) Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Pacific or any of its Subsidiaries or have been Previously Disclosed in Schedule 5.2(V)(6).

          (W)    TAX REPORTS.    Except as Previously Disclosed in Schedule 5.2(W), (1) all federal and state reports and returns and, to Pacific's Knowledge, all other reports and returns with respect to Taxes that are required to be filed by or with respect to Pacific or any of its Subsidiaries, including consolidated federal income tax returns of Pacific and its Subsidiaries (collectively, the "Tax Returns"), have been duly filed, or requests for extensions have been timely filed and have not expired, for periods ended on or prior to the most recent fiscal year-end, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Pacific or its Subsidiaries, and such Tax Returns were true, complete and accurate in all material respects, (2) all Taxes shown to be due on the Tax Returns have been paid in full, (3) the Tax Returns have been

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  examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (4) all Taxes due with respect to completed and settled examinations have been paid in full, (5) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on Pacific, except as reserved against in the Pacific Financial Reports, and (6) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of Pacific or any of its Subsidiaries.

          (X)    DERIVATIVES CONTRACTS.    None of Pacific or its Subsidiaries is a party to or has agreed to enter into a Derivatives Contract or owns securities that are referred to as "structured notes" except for those Derivatives Contracts and structured notes Previously Disclosed in Schedule 5.2(X) includes a list of any assets of Pacific or its Subsidiaries that are pledged as security for each such Derivatives Contract.

          (Y)    NO FURTHER ACTION.    Pacific and its Subsidiaries have taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement, or any other action or combination of actions, or any other transactions, contemplated by this Agreement do not and will not (1) require a vote of shareholders (other than as set forth in Section 7.1), or (2) result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Pacific or any of its Subsidiaries or under any agreement to which Pacific or any such Subsidiaries is a party, or (3) restrict or impair in any way the ability of the other parties to exercise the rights granted under this Agreement.

          (Z)    ACCURACY OF INFORMATION.    The statements with respect to Pacific and its Subsidiaries contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Pacific pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

          (AA)    ACCOUNTING CONTROLS.    Each of Pacific and its Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management's general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of Pacific and its Subsidiaries is permitted only in accordance with management's general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

          (BB)    FINANCING.    Pacific has available sufficient cash and cash equivalents on hand to pay the Total Cash Amount as contemplated by Section 1.2 hereof.

          (CC)    REORGANIZATION.    As of the Execution Date, Pacific and its Subsidiaries have no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

          (DD)    SEC REPORTS.    Pacific has previously made available to Northwest a true and correct copy of each (1) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 1999 by Pacific with the SEC pursuant to the Securities Act or the Exchange Act and related regulations of the SEC (the "Pacific Reports") and (2) material communication relating to financial performance mailed by Pacific to its shareholders since

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  December 31, 1999, and no such Pacific Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Pacific has timely filed all Pacific Reports and other documents required to be filed by it under the Securities Act and the Exchange Act and related regulations of the SEC since December 31, 1999, and, as of their respective dates, all Pacific Reports complied with the published rules and regulations of the SEC with respect thereto.

ARTICLE VI. COVENANTS

        Northwest hereby covenants to Pacific and Pacific Northwest Bank, and each of Pacific and Pacific Northwest Bank hereby covenants to Northwest, that:

        6.1    BEST EFFORTS.    Subject to the terms and conditions of this Agreement and, in the case of Northwest, to the exercise by its Board of Directors of such Board's fiduciary duties, each party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by March 31, 2003, and to otherwise enable consummation of the transactions contemplated by this Agreement, and shall cooperate fully with the other parties to that end (it being understood that any amendments to the Registration Statement or a re-solicitation of proxies as a consequence of a Pacific Transaction shall not violate this covenant).

        6.2    PROXY STATEMENT; MEETING.    Northwest agrees to promptly assist Pacific in the preparation of a proxy statement (the "Proxy Statement") to be mailed to the holders of Northwest Common Stock in connection with the transactions contemplated by this Agreement and to be filed by Pacific in a registration statement (the "Registration Statement") with the SEC as provided in Section 6.7, and Northwest shall take all steps necessary to duly call, give notice of, convene and hold a meeting (the "Meeting") of the holders of Northwest Common Stock to be held as soon as practicable after the date on which the Registration Statement becomes effective for purposes of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. Subject to the exercise of its fiduciary duties, the Board of Directors of Northwest shall recommend approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement and, unless this Agreement has been terminated as provided herein, Northwest shall use its reasonable best efforts to solicit and obtain votes of the holders of Northwest Common Stock in favor of the approval of this Agreement and the transactions contemplated by this Agreement.

        6.3    REGISTRATION STATEMENT COMPLIANCE WITH SECURITIES LAWS.    When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement, and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by or on behalf of Northwest relating to Northwest and by or on behalf of Pacific relating to Pacific or its Subsidiaries, (A) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (B) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

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        6.4    REGISTRATION STATEMENT EFFECTIVENESS.    Pacific will advise Northwest, promptly after Pacific receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Pacific Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, and of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

        6.5    PUBLICITY; PRESS RELEASES.    Except as expressly permitted by this Agreement or otherwise required by law or the rules of NASDAQ, so long as this Agreement is in effect, neither Pacific nor Northwest shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

        6.6    ACCESS; INFORMATION.

          (A)  Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Date, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the Execution Date. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (B)  All information furnished to Pacific or Northwest by the other party hereto pursuant to Section 6.6(A) shall be subject to, and the parties shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement, dated May 22, 2002 (the "Confidentiality Agreement"), between Pacific and Northwest.

        6.7    REGISTRATION STATEMENT PREPARATION.    Pacific shall, as promptly as practicable following the Execution Date, prepare and file the Registration Statement with the SEC with respect to the shares of Pacific Common Stock to be issued to the holders of Northwest Common Stock pursuant to this Agreement, and Pacific shall use its best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof.

        6.8    BLUE SKY FILINGS.    Pacific shall use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or "blue sky" permits and approvals, provided that Pacific shall not be required by virtue thereof to submit to general jurisdiction in any state.

        6.9    AFFILIATE AGREEMENTS.    Northwest will use its best efforts to induce each person who may be deemed to be an "affiliate" of Northwest for purposes of Rule 145 under the Securities Act, to execute and deliver to Pacific on or before the mailing of the Proxy Statement for the Meeting, an agreement in the form attached hereto as Exhibit D restricting the disposition of the shares of Pacific Common Stock to be received by such person in exchange for such person's shares of Northwest Common Stock. Pacific agrees to use its best efforts to maintain the availability of Rule 145 for use by such "affiliates."

        6.10    STATE TAKEOVER LAWS.    No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to any applicable state takeover statute, and each party shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated

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by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable state takeover law.

        6.11    NO RIGHTS TRIGGERED.    Except for those consents of Third Parties Previously Disclosed on Schedule 5.1(G), Northwest shall take all necessary steps to ensure that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger) and any other action or combination of actions, or any other transactions contemplated by this Agreement, do not and will not (A) result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Northwest or under any agreement to which Northwest is a party (other than rights pursuant to agreements or arrangements listed or described on Schedules 3.6 and 9.7, or (B) restrict or impair in any way the ability of Pacific or Pacific Northwest Bank to exercise the rights granted under this Agreement.

        6.12    SHARES LISTED.    Pacific shall use its best efforts to cause to be listed, prior to the Effective Date, on the NASDAQ National Market upon official notice of issuance the shares of Pacific Common Stock to be issued to the holders of Northwest Common Stock.

        6.13    REGULATORY APPLICATIONS.    Pacific and Pacific Northwest Bank, each shall (A) promptly prepare and submit all necessary notices and applications to the appropriate Regulatory Authorities for approval of the Merger and other transactions contemplated by this Agreement, and (B) promptly make all other appropriate filings to secure all other approvals, consents and rulings that are necessary for the consummation of the Merger by Pacific Northwest Bank.

        6.14    CURRENT INFORMATION.

          (A)  During the period from the Execution Date to the Effective Date, each of Northwest and Pacific shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.

          (B)  Each of Northwest and Pacific shall promptly notify the other of (1) any material change in the business or operations of it or its Subsidiaries, (2) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to it or its Subsidiaries, (3) the initiation or threat of material litigation involving or relating to it or its Subsidiaries, or (4) any event or condition that might reasonably be expected to cause any of its representations or warranties set forth in this Agreement not to be true and correct in all material respects as of the Effective Date or prevent it or its Subsidiaries from fulfilling its or their obligations under this Agreement.

        6.15    INDEMNIFICATION AND INSURANCE.    Pacific shall indemnify Northwest's directors and officers against loss, liability or damages with respect to acts or omissions of such persons in their capacity as directors or officers, occurring prior to the Effective Date to the same extent as such persons are indemnified immediately prior to the Effective Date pursuant to Northwest's Articles of Incorporation. Pacific will cause the persons serving as officers and directors of Northwest immediately prior to the Effective Date to be covered for a period of six (6) years after the Effective Date by the current policies of directors and officers liability insurance maintained by Northwest with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Date. In the event the company issuing the policies maintained by Northwest should fail to issue such insurance, Pacific will obtain comparable insurance from the company which insures Pacific's directors and officers, or a company of similar financial strength. The provisions of this Section 6.15 are intended to be for the benefit of, and shall be enforceable by, each of the present and former officers and directors of Northwest and each such person's respective heirs and representatives.

        6.16    TAX.    Neither Northwest nor Pacific, nor any of their Subsidiaries shall take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

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ARTICLE VII. CONDITIONS PRECEDENT

        7.1    CONDITIONS TO EACH PARTY'S OBLIGATIONS.    The obligation of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Effective Date, of the following conditions:

          (A)    SHAREHOLDER VOTE.    This Agreement and the transactions contemplated hereby shall have been duly approved by the requisite vote of Northwest's shareholders.

          (B)    REGULATORY APPROVALS.    The parties shall have procured all necessary regulatory consents and approvals by the appropriate Regulatory Authorities, and any waiting periods relating thereto shall have expired; provided, however, that no such approval or consent shall have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Pacific, would deprive Pacific of the material economic or business benefits of the transactions contemplated by this Agreement.

          (C)    NO PENDING OR THREATENED CLAIMS.    No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or the prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith.

          (D)    NO INJUNCTION.    There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

          (E)    EFFECTIVE REGISTRATION STATEMENT.    The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

          (F)    BLUE SKY PERMITS.    Pacific shall have received all state securities laws and "blue sky" permits necessary to consummate the Merger.

          (G)    TAX OPINION.    Pacific and Northwest shall have received an opinion from Keller Rohrback L.L.P. ("Pacific's Counsel") in the form of Exhibit E(3) dated the Effective Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Pacific's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Pacific, Northwest and others, reasonably satisfactory in form and substance to such counsel.

          (H)    NASDAQ LISTING.    The shares of Pacific Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ National Market subject only to official notice of issuance.

        7.2    CONDITIONS TO OBLIGATIONS OF PACIFIC.    Unless waived in writing by Pacific and Pacific Northwest Bank, the obligations of Pacific and Pacific Northwest Bank to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Effective Date of the following conditions:

          (A)    PERFORMANCE.    Each of the material acts, covenants and undertakings of Northwest to be performed at or before the Effective Date shall have been duly performed in all material respects.

          (B)    REPRESENTATIONS AND WARRANTIES.    The representations and warranties of Northwest contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier

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  date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Northwest.

          (C)    OFFICER'S CERTIFICATE.    In addition to the documents described elsewhere in this Agreement, Pacific and Pacific Northwest Bank shall have received the following documents and instruments:

            (1)  A certificate signed by the secretary or assistant secretary of Northwest certifying that: (i) Northwest's Board of Directors and shareholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of Northwest is an officer of Northwest, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of Northwest (copies of which shall be attached to such certificate) remain in full force and effect; and

            (2)  A certificate signed by the president, chief financial officer, and chief lending officer of Northwest dated the Effective Date stating that the conditions set forth in Sections 7.2(A); 7.2(B), 7.2(E), 7.2(F), and 7.2(H) of this Agreement have been satisfied as of the Effective Date.

          (D)    LEGAL OPINION.    Pacific shall have received a legal opinion, dated the Effective Date, from Miller Nash LLP, substantially in the form of Exhibit E(2).

          (E)    NO MATERIAL ADVERSE CHANGE.    During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Northwest which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Northwest, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of Northwest or Pacific or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of Northwest to consummate the transactions contemplated hereby.

          (F)    OTHER BUSINESS COMBINATIONS, ETC.    Other than as contemplated hereunder, subsequent to the Execution Date, Northwest shall not have entered into any agreement, letter of intent, understanding or other arrangement pursuant to which Northwest would merge, consolidate with, effect a business combination with, or sell any substantial part of Northwest's assets; acquire a significant part of the shares or assets of any other person or entity (financial or otherwise); or adopt any "poison pill" or other type of anti-takeover arrangement, any shareholder rights provision, or any "golden parachute" or similar program which would have the effect of materially decreasing the value of Northwest or the benefits of acquiring Northwest Common Stock.

          (G)    RECEIPT OF AFFILIATE AGREEMENTS.    Pacific shall have received from each affiliate of Northwest the agreement referred to in Section 6.9.

          (H)    DISSENTERS' RIGHTS.    The number of shares of Northwest Common Stock for which cash is to be paid because dissenters' rights of appraisal under the Appraisal Laws shall have been effectively preserved as of the Effective Date or because of the payment of cash in lieu of fractional

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  shares of Pacific Common Stock shall not exceed in the aggregate nine percent (9%) of the outstanding shares of Northwest Common Stock.

          (I)    VOTING AGREEMENT.    Pacific shall have received from each director and each shareholder of Northwest who as of the date hereof controls more than five percent (5%) of the issued and outstanding shares of Northwest Common Stock the Voting Agreement in substantially the same form set forth as Exhibit A.

          (J)    DIRECTOR'S AGREEMENT.    Pacific shall have received from each director of Northwest the Director's Agreement in substantially the same form set forth as Exhibit B.

          (K)    EMPLOYMENT AGREEMENTS.    The Employment Agreement of Daniel J. Durkin and the Change of Control and Severance Agreement with Christian R. Rasmussen, substantially in the form of Exhibits C1 and C2, shall have been duly executed and delivered to Pacific.

        7.3    CONDITIONS TO OBLIGATIONS OF NORTHWEST.    Unless waived in writing by Northwest, the obligation of Northwest to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Effective Date of the following conditions:

          (A)    PERFORMANCE.    Each of the material acts, covenants and undertakings of Pacific and Pacific Northwest Bank to be performed at or before the Effective Date shall have been duly performed in all material respects.

          (B)    REPRESENTATIONS AND WARRANTIES.    The representations and warranties of Pacific and Pacific Northwest Bank contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Pacific.

          (C)    OFFICER'S CERTIFICATE.    In addition to the documents described elsewhere in this Agreement, Northwest shall have received the following documents and instruments:

            (1)  A certificate signed by the secretary or assistant secretary of Pacific and Pacific Northwest Bank certifying that: (i) the Board of Directors of each of Pacific and Pacific Northwest Bank has duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of Pacific or Pacific Northwest Bank is an officer of Pacific or Pacific Northwest Bank, respectively, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of Pacific and Pacific Northwest Bank (copies of which shall be attached to such certificate) remain in full force and effect; and

            (2)  A certificate signed by the President, Chief Financial Officer and Chief Lending Officer of Pacific and Pacific Northwest Bank dated the Effective Date stating that the conditions set forth in Sections 7.3(A); 7.3(B) and 7.3(E) of this Agreement have been satisfied as of the Effective Date.

          (D)    LEGAL OPINION.    Northwest shall have received a legal opinion, dated the Effective Date, from Keller Rohrback L.L.P. in substantially the form of Exhibit E(1).

          (E)    NO MATERIAL ADVERSE CHANGE.    During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise),

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  prospects, operations, liquidity, income or condition (financial or otherwise) of Pacific and/or its Subsidiaries which is reasonably likely, individually or in the aggregate to have a Material Adverse Effect on Pacific and/or its Subsidiaries, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of Northwest or Pacific or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of Pacific and/or its Subsidiaries to consummate the transactions contemplated hereby.

          (F)    EMPLOYMENT AGREEMENTS.    The Employment Agreement of Daniel J. Durkin and the Change of Control and Severance Agreement with Christian R. Rasmussen, substantially in the form of Exhibits C1 and C2, shall have been duly executed and delivered by Pacific.

          (G)    FAIRNESS OPINION.    Northwest's financial advisor, D.A. Davidson, shall not have withdrawn its fairness opinion described in Section 5.1(EE), prior to the Effective Date.

          (H)    REORGANIZATION.    Nothing shall have come to Northwest's attention to cause it to have the reasonable belief, after consultation with its legal advisors, that the Merger will not be treated as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VIII. TERMINATION AND AMENDMENT

        8.1    TERMINATION.    This Agreement may be terminated at any time prior to the Effective Date, before or after approval of the matters presented in connection with the Merger by the holders of Northwest Common Stock, under each of the following conditions:

          (A)    MUTUAL CONSENT.    By the mutual consent of Pacific and Northwest, if the Board of Directors of each so determines by vote of a majority of the members of its entire board.

          (B)    DELAY.    By Pacific or Northwest in the event the Merger is not consummated by March 31, 2003, unless the failure of the consummation of the transactions to occur shall be due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; provided, however, that Pacific may not terminate the Agreement pursuant to this Section 8.1(B), if such delay results from amendments to the Registration Statement or a resolicitation of proxies as a consequence of a Pacific Transaction, or any other acquisition or sale transaction, or any offering of securities, in which Pacific is involved, and provided, further, that a party may not terminate the Agreement pursuant to this Section 8.1(B) if it is in material breach of any of the provisions of the Agreement.

          (C)    NO FAIRNESS OPINION.    By Northwest in the event the fairness opinion described in Section 7.3(G) is withdrawn; provided, however, if this Agreement is terminated in reliance upon this Section 8.1(C) and Northwest enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 9.5(D) within six (6) months of the termination of this Agreement pursuant to this Section 8.1(C), Section 8.2(B) shall be deemed to apply.

          (D)    NO REGULATORY APPROVALS.    By Pacific or Northwest, in the event that any of the required regulatory approvals set forth in Section 7.1(B) are denied (or should any such required approval be conditioned upon a substantial deviation from the transactions contemplated); provided however, that either party may extend the term of this Agreement for a sixty (60) day period to prosecute diligently and overturn such denial provided that such denial has been appealed within fourteen (14) business days of the receipt thereof.

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          (E)    BREACH OF WARRANTY.    By either Pacific or Northwest (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Date; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(E) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(B) (in the case of a breach of representation or warranty by Northwest) or Section 7.3(B) (in the case of a breach of representation or warranty by Pacific).

          (F)    BREACH OF COVENANT.    By either Pacific or Northwest (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Effective Date.

          (G)    SUPERIOR PROPOSAL.    By Northwest, in the event that the Board of Directors of Northwest determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal (as defined in Section 9.5) it would not be consistent with its fiduciary duties to Northwest and to Northwest's shareholders under applicable law to continue with the transactions contemplated under this Agreement; provided, however, that the Board of Directors of Northwest may terminate this Agreement pursuant to this Section 8.1(G) solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 8.1(G) only after the fifth day following Pacific's receipt of written notice advising Pacific that the Board of Directors of Northwest is prepared to accept a Superior Proposal, and only if, during such five-day period, if Pacific so elects, Northwest and its advisors shall have negotiated in good faith with Pacific to make such adjustments in the terms and conditions of this Agreement as would enable Pacific to proceed with the transactions contemplated herein on such adjusted terms.

          (H)    WALK-AWAY.    By Northwest upon its prompt written notice to Pacific prior to the Determination Date, in the event that either:

            (1)  The Pacific Determination Price (as defined below) prior to the Effective Date is less than $18.20; or

            (2)  The Pacific Determination Price is less than $23.80; and (a) the number obtained by dividing the Pacific Determination Price by $27.15 is less than (b) the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then multiplying the quotient in this clause 2(b) by 0.90.

For purposes of this Section 8.1(H), the following terms have the meanings indicated below:

        "Pacific Determination Price" shall mean the Daily Sales Price of Pacific Common Stock for any Trading Day during the three (3) Trading Days prior to the Determination Date.

        "Final Index Price" means the sum of the Final Prices for each company comprising the Index Group multiplied by the appropriate weight.

        "Final Price," with respect to any company belonging to the Index Group, means the closing sales price of a share of common stock of such company, as reported on the consolidated transaction reporting

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system for the market or exchange on which such common stock is principally traded, for the same Trading Day used to determine the Pacific Determination Price.

        "Index Group" means the 24 financial institutions holding companies listed on Exhibit F attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the Execution Date and ending on the Trading Day used to determine the Pacific Determination Price for any such company to be acquired. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the Execution Date and ending on the Trading Day used to determine the Pacific Determination Price, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 24 financial institution holding companies and the weights attributed to them are listed on Exhibit F.

        "Initial Index Price" means the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the trading day immediately preceding the public announcement of the Agreement.

        If Pacific declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the prices for the Pacific Common Stock shall be appropriately adjusted for the purposes of applying this Section 8.1(H).

          (I)    SHAREHOLDER APPROVAL.    By either Pacific or Northwest if the approval of the shareholders of Northwest required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

          (J)    PACIFIC CONDITIONS PRECEDENT.    By Pacific as a result of (1) a Material Adverse Change in Northwest as set forth in Section 7.2(E), or (2) exercised dissenters' rights exceeding 9% as set forth in Section 7.2(H).

          (K)    NORTHWEST CONDITIONS PRECEDENT.    By Northwest as a result of a Material Adverse Change in Pacific as set forth in Section 7.3(E), or if the condition set forth in Section 7.3(H) cannot be satisfied.

        8.2    EFFECT OF TERMINATION.

          (A)  In the event of termination of this Agreement by either Pacific or Northwest as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (1) Sections 6.6(B), 8.1(C), 8.2 and 9.5 shall survive any termination of this Agreement, and (2) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

          (B)  If Northwest terminates this Agreement pursuant to Section 8.1(G), Northwest shall pay to Pacific a termination fee equal to $3,000,000 (the "Termination Fee Amount") by wire transfer of same day funds on the date of termination. The Termination Fee Amount shall also be payable under the circumstances set forth in Section 8.1(C) and Section 8.2(C).

          (C)  In the event that an Acquisition Proposal with respect to Northwest shall have been made known to Northwest and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of Northwest, and thereafter (1) this Agreement is terminated by either Pacific or Northwest pursuant to either (i) Section 8.1(B) hereof and prior to such termination

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  the shareholders of Northwest shall not have previously approved the Merger, or (ii) Section 8.1(I) hereof as a result of the failure of the shareholders of Northwest to approve the Merger, and (2) within six (6) months of such termination Northwest enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 9.5(D), then upon the first occurrence of an event contemplated by this clause (2) Northwest shall pay Pacific the Termination Fee Amount.

          (D)  Northwest agrees that the agreements contained in Sections 8.1(B), 8.2(B) and 8.2(C) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

        8.3    AMENDMENT.    Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any date before or after approval of the matters presented in connection with the Merger by the shareholders of Northwest; provided, however, that after any approval of the transactions contemplated by this Agreement by Northwest's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Northwest shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        8.4    EXTENSION; WAIVER.    At any time prior to the Effective Date, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations or other acts of the other party hereto, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX. ADDITIONAL AGREEMENTS

        9.1    ADDITIONAL AGREEMENTS.    In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Continuing Corporation with full title to all properties, assets, rights, approvals, immunities and franchise of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Pacific.

        9.2    APPOINTMENT OF DIRECTORS.

          (A)  Effective as of the Effective Date, Pacific and Pacific Northwest Bank shall each cause their Boards of Directors to be expanded by two members, and shall appoint Daniel J. Durkin and one other current director of Northwest to be selected by the current Board of Pacific (the "Northwest Directors") to fill the vacancies on Pacific's and Pacific Northwest Bank's Boards of Directors created by such increase.

          (B)  The Northwest Directors will serve on Pacific's Board of Directors until the next annual meeting of shareholders. If either of the Northwest Directors does not become or ceases to be a director of Pacific because of death, disability or otherwise, Pacific agrees, after consultation with the other Northwest Director, to cause a person who is a member of the Board of Directors of Northwest as of the date hereof to be elected or appointed to the Board of Directors of Pacific, as the new Northwest Director. In connection with the annual meeting of Pacific next following the Effective Date (the "Next Annual Meeting'), Pacific shall nominate the Northwest Directors for election as

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  directors by the shareholders of Pacific, to continue serving as directors, one in the class of directors whose term expires at Pacific's 2005 annual meeting and the other at Pacific's 2006 annual meeting of shareholders, and Pacific shall solicit proxies for their election at the Next Annual Meeting.

          (C)  If either of the Northwest Directors does not become or ceases to be a director of Pacific Northwest Bank because of death, disability or otherwise, Pacific Northwest Bank agrees, after consultation with the other Northwest Director, to cause a person who is a member of the Board of Directors of Northwest as of the date hereof to be elected or appointed to the Board of Directors of Pacific Northwest Bank as the new Northwest Director. The Northwest Directors will serve on the Board of Directors of Pacific Northwest Bank for as long as they remain Pacific directors.

        9.3    ADVISORY BOARD.    Pacific shall, effective as of the Effective Date, cause Kathryn L. M. Spere and each individual who is currently serving as a director of Northwest (other than the Northwest Directors), if such persons are willing to so serve, to be elected or appointed as members of an advisory board ("Advisory Board") established by Pacific, the function of which shall be to advise Pacific with respect to deposit and lending activities in Northwest's former market area and to maintain and develop customer relationships. The members of the Advisory Board who are willing to so serve initially shall be elected or appointed for a term of three years; provided, however, that any Advisory Board member may be removed by Pacific if such member has a conflict of interest that compromises such member's ability to serve effectively as a member of the Advisory Board. The Advisory Board will meet at least quarterly. Each member of the Advisory Board shall receive an annual retainer of $2,500 and a fee of $1,000 for each meeting of the Advisory Board that he or she attends. Service on the Advisory Board shall constitute continued service as a director for purposes of the Pacific Options received by members of the Board of Directors of Northwest in exchange for Northwest Options. Pacific will obtain liability insurance covering members of the Advisory Board for any liability or loss arising out of their actions as such members; provided that such insurance coverage may contain customary exclusions. The provisions of this Section 9.3 are intended to be for the benefit of, and shall be enforceable by Kathryn L. M. Spere and each present director of Northwest who elects to serve on the Advisory Board other than the Northwest Directors.

        9.4    BENEFIT PLANS.    Upon consummation of the Merger, except as provided in the Employment Agreements, entered into with certain officers of Northwest, all employees of Northwest shall be deemed to be at-will employees of Pacific and its Subsidiaries. From and after the Effective Date, employees of Northwest shall be entitled to participate in the pension, employee benefit and similar plans (including stock option, bonus or other incentive plans) on substantially the same terms and conditions as similarly situated employees of Pacific and its Subsidiaries; provided, however, that any Pacific Options received pursuant to Section 2.3 of this Agreement shall be taken into account. For the purpose of determining eligibility to participate in such plans and the vesting and related calculations of benefits under such plans (but not for the accrual of benefits), Pacific shall give effect to years of service with Northwest as if such service were with Pacific or its Subsidiaries. Employees of Northwest will be entitled to carry over unused vacation days and sick leave accrued as of the Effective Date. Pacific shall use its best efforts to facilitate the rollover of the 401(k) plan maintained by Northwest into the 401(k) plan maintained by Pacific. Further, Pacific acknowledges Northwest's intent to adopt or enter into the compensatory plans or arrangements described in Schedule 3.6.

        9.5    CERTAIN ACTIONS.

          (A)  Except with respect to this Agreement and the transactions contemplated hereby, neither Northwest nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

          (B)  Notwithstanding anything herein to the contrary, Northwest and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with

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  regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) Northwest's Board of Directors concludes in good faith and consistent with its fiduciary duties to Northwest's shareholders under applicable law that such Acquisition Proposal may result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, Northwest's Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, Northwest's Board of Directors notifies Pacific promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives.

          (C)  Northwest agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties conducted heretofore with respect to any Acquisition Proposal.

          (D)  For purposes of this Section 9.5:

            (1)  The term "Acquisition Proposal" means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving Northwest or any proposal or offer to acquire a substantial equity interest in (other than as part of a public offering to raise capital that does not require shareholder approval), or (other than in the ordinary course of business) a substantial portion of the assets of, Northwest, other than the transaction contemplated or permitted by this Agreement.

            (2)  The term "Superior Proposal" means, with respect to Northwest, any written Acquisition Proposal made by a person other than Pacific which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving Northwest, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of Northwest, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the Northwest Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of Northwest in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

        9.6    CHANGE IN CONTROL AGREEMENTS.    As of the Effective Date, Pacific shall assume and honor and shall cause Pacific Northwest Bank to assume and to honor in accordance with their terms all agreements listed in Schedule 9.6 (the "Change in Control Agreements"). Pacific acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of Northwest for all purposes under such agreements. The provisions of this Schedule 9.6 are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Change in Control Agreement.

ARTICLE X. GENERAL PROVISIONS

        10.1    CLOSING; EFFECTIVE DATE.    Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first day which is at least one

Agreement and Plan of Mergers—Exhibits and Schedules—Page 42

business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in ARTICLE VII (other than those conditions which relate to actions to be taken at the Closing) (the "Effective Date"), at the offices of Keller Rohrback L.L.P., unless another time, date or place is agreed to in writing by the parties hereto. On the Effective Date, a certificate of merger will be issued by the Department of Financial Institutions of the State of Washington in accordance with applicable law.

        10.2    SURVIVAL.    Only those agreements and covenants in this Agreement that by their express terms apply in whole or in part after the Effective Date shall survive the Effective Date. All other representations, warranties, and covenants shall be deemed only to be conditions of the Merger and shall not survive the Effective Date.

        10.3    COUNTERPARTS.    This Agreement may be executed in one or more facsimile counterparts, each of which shall be deemed to constitute an original. This Agreement shall become effective when one counterpart has been signed by each party.

        10.4    GOVERNING LAW; VENUE.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Washington, without regard to any applicable conflict of law, and venue of any legal action or proceeding between the parties related to this Agreement shall be in Seattle, Washington.

        10.5    EXPENSES.    Each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement.

        10.6    NOTICES.    All notices, requests and other communications hereunder to a "party" shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram, certified or registered mail, overnight courier, telecopy or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties.

If to Pacific or Pacific Northwest Bank to:

PACIFIC NORTHWEST BANCORP 1111 Third Avenue Seattle, WA 98101 Telephone: (206) 624-9761 Fax: (206) 587-2632 Attn: Patrick M. Fahey, President and CEO
With a copy to:	Keller Rohrback L.L.P. 1201 Third Avenue, Suite 3200 Seattle, WA 98101-3052 Telephone: (206) 623-1900 Fax: (206) 623-3384 Attn: Glen P. Garrison

Agreement and Plan of Mergers—Exhibits and Schedules—Page 43

If to Northwest, to:	BANK OF THE NORTHWEST 600 Pioneer Tower 888 SW Fifth Avenue Portland, OR 97204 Telephone: (503) 417-8800 Fax: (503) 417-8888 Attn: Daniel J. Durkin, Chairman and CEO
With a copy to:	Miller Nash LLP 3500 U.S. Bancorp Tower 111 S. W. Fifth Avenue Portland, OR 97204-3699 Telephone: (503) 224-5858 Fax: (503) 205-8511 Attn: David G. Bristol

        10.7    ENTIRE UNDERSTANDING.    This Agreement (which includes the Exhibits and Schedules thereto) represents the entire understanding of the parties with reference to transactions contemplated by this Agreement and supersedes any and all other oral or written agreements previously made, other than the Confidentiality Agreement between Pacific and Northwest.

        10.8    ENFORCEMENT PROCEEDINGS.    In any action or proceeding in connection with the enforcement of this Agreement, the prevailing party will be entitled to reimbursement of its reasonable attorneys' fees and expenses from the non-prevailing party.

        10.9    HEADINGS.    The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

        10.10    ENFORCEMENT OF CONFIDENTIALITY AGREEMENT.    The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 5.6(B) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 6.6(B) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        10.11    SEVERABILITY.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        10.12    ASSIGNMENT; NO THIRD PARTY BENEFICIARIES.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Agreement and Plan of Mergers—Exhibits and Schedules—Page 44

        IN WITNESS WHEREOF, the parties have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

PACIFIC NORTHWEST BANCORP
By:	/s/ PATRICK M. FAHEY Patrick M. Fahey President and Chief Executive Officer
PACIFIC NORTHWEST BANK
By:	/s/ PATRICK M. FAHEY Patrick M. Fahey President and Chief Executive Officer
BANK OF THE NORTHWEST
By:	/s/ DANIEL J. DURKIN Daniel J. Durkin Chairman of the Board and Chief Executive Officer

Agreement and Plan of Mergers—Exhibits and Schedules—Page 45

APPENDIX B

DISSENTERS' RIGHTS UNDER THE OREGON BANK ACT

Chapter 711 of the Oregon Revised Statutes

711.175 Stockholder's right to dissent to merger, share exchange or transfer of assets or liabilities.

        (1)    A stockholder of an Oregon stock bank may dissent from the following:

          (a)  A plan of merger pursuant to which the Oregon stock bank is not the resulting insured institution;

          (b)  A plan of merger pursuant to which the Oregon stock bank is the resulting insured stock institution and the number of its voting shares outstanding immediately after the merger, plus the number of shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will exceed by more than 20 percent the total number of voting shares of the resulting insured stock institution outstanding immediately before the merger;

          (c)  A plan of share exchange pursuant to which the Oregon stock bank in which the stockholder owns shares is acquired; and

          (d)  An acquisition transaction requiring such stockholder's approval pursuant to ORS 711.170 (5).

        (2)    To perfect a stockholder's right to dissent to a transaction described in subsection (1) of this section, the stockholder must send or deliver a notice of dissent to the Oregon stock bank prior to or at the meeting of the stockholders at which the transaction is submitted to a vote, or the stockholder must vote against such transaction.

        (3)    A stockholder shall not dissent as to less than all the shares registered in the name of the stockholder, except a stockholder holding, as a fiduciary or nominee, shares registered in the stockholder's name for the benefit of more than one beneficiary, may dissent as to less than all of the shares registered in the fiduciary or nominee's name if any dissent as to the shares held for a beneficiary is made as to all the shares held by the fiduciary for that beneficiary or nominee. The fiduciary's rights shall be determined as if the shares to which the fiduciary has dissented and the other shares are registered in the names of different stockholders.

711.180 Rights of stockholder dissenting to merger, share exchange or transfer of assets or liabilities; demand required; notice and offer to pay for shares; costs of appraisal of shares; when rights not applicable.

        (1)    Any stockholder of an Oregon stock bank who dissented to a transaction listed under ORS 711.175 (1) and who desires to receive the value in cash of those shares, shall make written demand upon the Oregon stock bank or its successor and accompany the demand with the surrender of the share certificates, properly indorsed within 30 days after the stockholders' meeting at which a vote to approve such transaction involving an Oregon stock bank was taken. Any stockholder failing to make written demand within the 30-day period shall be bound by the terms of the proposed plan of merger, plan of share exchange or acquisition transaction agreement.

Appendix B

        (2)        Within 30 days after a transaction listed under ORS 711.175 (1) is effected, the Oregon stock bank or its successor shall give written notice thereof to each dissenting stockholder who has made demand under this section at the address of the stockholder on the stock record books of the Oregon stock bank, and shall make a written offer to each such stockholder to pay for the shares at a specified price in cash determined by the Oregon stock bank or its successor to be the fair value of the shares as of the effective date of the transaction. The notice and offer shall be accompanied by a statement of condition of the Oregon stock bank, the shares of which the dissenting stockholder held, as of the latest available date and not more than four months prior to the consummation of the transaction, and a statement of income of the Oregon stock bank for the period ending on the date of the statement of condition.

        (3)    Any stockholder who accepts the offer of the Oregon stock bank or its successor within 30 days following the date on which notice of the offer was mailed or delivered to dissenting stockholders shall be paid the price per share offered, in cash, within 30 days following the date on which the stockholder communicates acceptance in writing to the Oregon stock bank or its successor. Upon payment, the dissenting stockholder shall cease to have any interest in the shares previously held by the stockholder.

        (4)    If, within 30 days after notice of the offer, one or more dissenting stockholders do not accept the offer of the Oregon stock bank or its successor or if no offer is made, then the value of the shares of the dissenting stockholders who have not accepted the offer shall be ascertained, as of the effective date of the transaction, by an independent, qualified appraiser chosen by the Director of the Department of Consumer and Business Services. The valuation determined by the appraiser shall govern and the appraiser's valuation of such shares shall not be appealable except for one or more of the reasons set forth in ORS 36.355 (1). Any such appeal must be made within 30 days after the date of the appraiser's valuation and is subject to ORS 183.415 to 183.500. The Oregon stock bank or its successor shall pay the dissenting shareholders the appraised value of the shares within 30 days after the date the appraiser sends the Oregon stock bank or its successor written notice of the appraiser's valuation.

        (5)    The director shall assess the reasonable costs and expenses of the appraisal proceeding equally to the Oregon stock bank or its successor and to the dissenting shareholders, as a group, if the amount offered by the Oregon stock bank or its successor is between 85 percent and 115 percent of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the Oregon stock bank or its successor to the dissenting stockholders, as a group, if the amount offered by the Oregon stock bank or its successor is 115 percent or more of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the dissenting shareholders, as a group, to the Oregon stock bank or its successor if the amount offered by the Oregon stock bank or its successor is 85 percent or less of the appraised value of the shares. The director's decision regarding assessment of fees and costs may be appealed as provided in ORS 183.415 to 183.500.

        (6)    Amounts required to be paid by the Oregon stock bank or its successors, or the dissenting shareholders under this section shall be paid within 30 days after the director's assessment of any fees or costs becomes final or, if the director's decision is appealed, within 30 days after a final determination of such fees and costs is made.

        (7)    The director may require, as a condition of approving a transaction listed in ORS 711.175 (1), the replacement of all or a portion of the stockholders' equity of an Oregon stock bank expended in payment to dissenting stockholders under this section.

Appendix B

        (8)    A stockholder may not receive the fair value of the stockholder's shares under this section:

          (a)  If the plan of merger provides that all stockholders of the resulting insured stock institution receive common stock of a holding company pursuant to a merger with an interim Oregon stock bank chartered under ORS 707.025, and the stockholder's Oregon stock bank and the interim Oregon stock bank are the only parties to the merger; or

          (b)  If the shares held by the dissenting stockholder immediately before the effective date of a transaction listed in ORS 711.175 (1) are listed on any national securities exchange or are included on the list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System.

711.185 Stockholder withdrawal of demand for payment for shares made under ORS 711.180.

        (1)    A dissenting stockholder making a demand under ORS 711.180 may withdraw the demand if:

          (a)  The Oregon stock bank or its successor consents to the withdrawal; or

          (b)  The dissenting stockholder pays such stockholder's pro rata share of the appraisal costs and the Oregon stock bank's reasonable costs and expenses, including attorney fees and costs.

        (2)    When a dissenting stockholder withdraws the demand under subsection (1) of this section, the stockholder's status as a stockholder shall be restored, without prejudice to any corporate proceedings taking place in the interim.

Appendix B

APPENDIX C

July 22, 2002

Board of Directors Bank of the Northwest 600 Pioneer Tower 888 S.W. 5th Avenue Portland, OR 97204	CONFIDENTIAL

Members of the Board:

You have asked D.A. Davidson & Co. ("Davidson") to provide our written opinion as to whether the Merger Consideration (as described below) to be paid by Pacific Northwest Bancorp ("Pacific"), a Washington corporation, pursuant to the Merger (as described below) is fair to the common shareholders of Bank of the Northwest ("Northwest"), an Oregon corporation, from a financial point of view, as of today.

We understand that Pacific and Northwest will enter into an Agreement and Plan of Merger (the "Agreement") to be dated and signed today. Pursuant to the Agreement and upon completion of the transaction contemplated thereby, Northwest will merge with and into Pacific Northwest Bank, a wholly owned subsidiary of Pacific (the "Merger").

Under the terms of the Agreement, upon completion of the merger, each share of Northwest common stock outstanding immediately prior to the merger other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of Northwest shareholders, either (a) a number of shares of Pacific common stock equal to the quotient obtained by dividing the Per Share Consideration by the Pacific Average Closing Price (as such terms are defined in the Agreement), or (b) cash in an amount equal to the Per Share Consideration, and subject to the election and proration procedures set forth in the Agreement. Davidson understands that the Merger Consideration to be exchanged consists of 1,749,882 common shares of Pacific and $25,820,595 in cash plus a certain number of options to purchase Pacific common shares and an additional amount of cash related to outstanding Northwest options and warrants to purchase Northwest common shares (the "Merger Consideration"). Under the terms of the merger agreement, the Per Share Consideration is determined by dividing the Aggregate Consideration (as this term is defined in the Agreement) by the total number of Northwest shares outstanding at the Execution Date.

Any options or warrants that are exercised for common shares of Bank of the Northwest between the announcement and closing of the proposed Merger will be exchanged for cash in the amount of the Per Share Cash Consideration as defined in the Agreement; provided that some or all of such shares may be exchanged for Pacific shares to the extent necessary to assure that at least 50% of the total consideration paid in the Merger is paid in Pacific shares.

At closing, the holder of each outstanding option or warrant to purchase common shares of Northwest will receive 0.82 options or warrants to purchase common shares of Pacific at a price adjusted to reflect the 0.82 exchange ratio and each option or warrant so exchanged shall be immediately exercisable in full, unless the holder of such option or warrant has waived his or her rights to acceleration of exercisability.

Appendix C

Board of Directors
Bank of the Northwest
July 22, 2002

In connection with our opinion, we have among other things:

  (i)
  Reviewed certain publicly available financial and operating information relating to Pacific (including its predecessors) and Northwest including without limitation, financial reports of both companies filed with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation and other regulatory agencies for the fiscal years ending December 31, 1999, 2000 and 2001 and for the periods ending March 31 and June 30, 2002, and certain other relevant financial and operating reports and analyses, asset quality evaluations and related information made available to us from published sources and from the internal records of Pacific and Northwest;

  (ii)
  Reviewed the financial terms and conditions of the draft of the Agreement that was available to us as of July 19, 2002;

  (iii)
  Reviewed and conducted conversations with representatives of management of both Pacific and Northwest regarding recent and forecast financial performance and related assumptions and certain other information of a business and financial nature regarding both companies furnished to us by them;

  (iv)
  Reviewed certain publicly available information concerning the trading of, and the trading market for, common shares of Pacific and Northwest;

  (v)
  Compared the financial performance of Pacific and Northwest with certain other companies in the banking industry in Oregon, California and Washington which we deemed to be relevant;

  (vi)
  Considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which are deemed to be comparable, in whole or in part, to the Merger;

  (vii)
  Compared the relative contributions of assets, liabilities, income and expenses of Pacific and Northwest to the resulting company in the Merger and to the relative ownership after the proposed Merger is completed;

  (viii)
  Made inquiries regarding and discussed the Merger and the Agreement and other related matters with Northwest's counsel and independent auditor; and

  (ix)
  Performed such other analyses and examinations, as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Pacific and Northwest for the purpose of this opinion. Additionally, where appropriate, we have relied upon publicly available information that we believe to be reliable, accurate and complete; however, we cannot guarantee the reliability, accuracy or completeness of any such publicly available information. We have also assumed the reasonableness of and relied upon the estimates and judgments of Pacific and Northwest's management as to the resulting company's future business and financial prospects. Our analysis and review is based upon there being no material changes in either company's assets, financial condition, results of operation, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of Northwest's counsel and independent auditor as to all legal and financial reporting matters with respect to the Merger and the Agreement.

Appendix C

Board of Directors
Bank of the Northwest
July 22, 2002

We assume that the Merger will be completed in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

We have not assumed responsibility for reviewing any individual credit files nor did we make an independent evaluation appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Pacific or Northwest, nor has either company furnished us with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses.

Our opinion is based upon economic, monetary, market and other conditions in effect on, and the information made available to us as of, July 21, 2002. Events occurring after July 21, 2002 could materially affect this opinion. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after July 21, 2002. We are expressing no opinion as to what the value of common shares of Pacific will be when issued to Northwest's shareholders pursuant to the Agreement or the prices at which common shares of Northwest or Pacific may trade at any time.

We have further assumed with your consent that Pacific and Northwest will complete the Merger in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by Pacific or Northwest of any of the conditions to their obligation thereunder. We have also assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no restriction will be imposed that could have a meaningful effect on the contemplated benefits of the Merger to Pacific or Northwest.

Our opinion is limited to the fairness, from a financial point of view to the common shareholders of Northwest, of the Merger Consideration to be paid by Pacific. This letter is directed to the Northwest Board of Directors in its consideration of the Merger and is not a recommendation to any Northwest common shareholder as to how such shareholder should vote with respect to the Merger. Our opinion does not address the relative merits of the Merger or any alternatives to the Merger, Northwest's underlying business decision to proceed with the Merger or any other aspect of the Merger. This opinion may not be used or referred to by Northwest, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in a proxy statement/prospectus filed with the appropriate regulatory bodies, including the FDIC and the SEC, in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

We have acted as financial advisor to Northwest in connection with the Merger and will receive a fee for our services, including rendering this opinion, a portion of which is contingent upon the consummation of the Merger.

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Merger Consideration to be paid by Pacific as specified in the Agreement is fair to the common shareholders of Northwest from a financial point of view, as of July 22, 2002.

Appendix C

Board of Directors
Bank of the Northwest
July 22, 2002

Davidson, as part of its investment banking business, is engaged in the valuation of banking and other businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We make a market in the common stock of Pacific and Northwest and publish a research recommendation on Northwest's stock. We do not publish a research recommendation on the stock of Pacific.

Very truly yours,

D.A. DAVIDSON & CO.

By:	/s/ Albert V. Glowasky Albert V. Glowasky Managing Director

Appendix C

QuickLinks

PROXY STATEMENT/PROSPECTUS MERGER PROPOSED YOUR VOTE IS VERY IMPORTANT
REFERENCES TO ADDITIONAL INFORMATION
BANK OF THE NORTHWEST 600 Pioneer Tower 888 S.W. Fifth Avenue Portland, OR 97204 (503) 417-8800 NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD OCTOBER 29, 2002
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER
SUMMARY
FORWARD-LOOKING STATEMENTS
SELECTED HISTORICAL FINANCIAL INFORMATION OF PACIFIC
PACIFIC NORTHWEST BANCORP AND SUBSIDIARIES SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION ($ in thousands, except per share data)
PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION
PACIFIC NORTHWEST BANCORP AND BANK OF THE NORTHWEST PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION ($ in thousands, except share and per share data)
COMPARATIVE STOCK PRICES AND DIVIDENDS
RISK FACTORS
THE SPECIAL MEETING
THE MERGER
ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER OF 100 SHARES OF NORTHWEST COMMON STOCK1
Relative Contributions as of and for the three months ended June 30, 2002
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX
AGREEMENT AND PLAN OF MERGER
RECITALS
DEFINITIONS
ARTICLE I. THE MERGER
ARTICLE II. EXCHANGE OF SHARES
ARTICLE III. ACTIONS PENDING CLOSING
ARTICLE IV. PACIFIC FORBEARANCES
ARTICLE V. REPRESENTATIONS AND WARRANTIES
ARTICLE VI. COVENANTS
ARTICLE VII. CONDITIONS PRECEDENT
ARTICLE VIII. TERMINATION AND AMENDMENT
ARTICLE IX. ADDITIONAL AGREEMENTS
ARTICLE X. GENERAL PROVISIONS